Exhibit 99.2

SHINHAN BANK AND SUBSIDIARIES

Consolidated Financial Statements

December 31, 2018 and 2017

(With Independent Auditors’ Report Thereon)

Independent Auditors’ Report

(Based on a report originally issued in Korean)

To the Board of Directors and Stockholder of

Shinhan Bank:

Opinion

We have audited the consolidated financial statements of Shinhan Bank and its subsidiaries (“the Group”), which comprise the consolidated statements of financial position as of December 31, 2018 and 2017, the consolidated statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes, comprising significant accounting policies and other explanatory information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as of December 31, 2018 and 2017, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing (KSAs). Our responsibilities under those standards are further described in the Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in the Republic of Korea, and we have fulfilled our other ethical responsibilities in accordance with these requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our opinion.

Other Matter

The procedures and practices utilized in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with K-IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations, or has no realistic alternative but to do so.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditors’ Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditors’ report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with KSAs will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with KSAs, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Group’s internal control.

•

Evaluate the appropriateness of accounting policies used in the preparation of the consolidated financial statements and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditors’ report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditors’ report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

KPMG Samjong Accounting Corp.

Seoul, Korea

March 11, 2019

This report is effective as of March 11, 2019, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that the above audit report has not been updated to reflect the impact of such subsequent events or circumstances, if any.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

(In millions of won)	Notes		December 31, 2018 (*1)	December 31, 2017 (*1)
Assets
Cash and due from banks	4,7,10,40,41	~~W~~	13,150,277	18,662,322
Securities at fair value through profit or loss			15,612,433	-
Trading assets	4,8,41,43		-	11,216,398
Derivative assets	4,9,41,43		1,484,458	2,604,090
Loans at amortized cost	4,10,18,41,43		251,233,806	-
Loans at fair value through profit or loss	4,10		645,237	-
Loans	4,10,18,41,43		-	231,732,156
Securities at fair value through other comprehensive income			31,878,348	-
Available-for-sale financial assets	4,11,18,43		-	32,495,541
Securities at amortized cost	4,11,18,43		16,824,400	-
Held-to-maturity financial assets	4,11,18,43		-	14,822,898
Property and equipment	6,12,17,18		2,014,412	2,055,875
Intangible assets	6,13		316,229	299,579
Investments in associates	14		109,742	100,336
Investment properties	6,15		571,293	598,296
Defined benefit assets	24		-	34,120
Current tax assets	37		43,026	24,674
Deferred tax assets	37		222,766	407,344
Other assets	4,10,16,41,43		14,409,627	9,253,079
Non-current assets held for sale	17		7,561	7,534
Total assets		~~W~~	348,523,615	324,314,242

Liabilities
Deposits	4,20,41	~~W~~	257,892,724	242,653,744
Financial liabilities at fair value through profit or loss	4,21		479,559	-
Trading liabilities	4,21		-	434,586
Derivative liabilities	4,9,41,43		1,771,585	2,992,936
Borrowings	4,22,40,41		16,154,821	14,617,562
Debt securities issued	4,23,40		31,899,266	25,460,427
Defined benefit liabilities	24		70,649	3,805
Provisions	25,39,41		284,716	259,323
Current tax liabilities	37		319,428	210,944
Deferred tax liabilities	37		23,480	11,994
Other liabilities	4,26,41,44		15,434,848	15,014,977
Total liabilities			324,331,076	301,660,298

Equity
Capital stock	27		7,928,078	7,928,078
Hybrid bonds	27		698,660	668,938
Capital surplus	27		403,164	403,164
Capital adjustments	27,37		646	(3,307)
Accumulated other comprehensive loss	27,37		(606,697)	(490,772)
Retained earnings	27,28		15,762,751	14,142,545
Total equity attributable to equity holder of Shinhan Bank			24,186,602	22,648,646
Non-controlling interests	27		5,937	5,298
Total equity			24,192,539	22,653,944
Total liabilities and equity		~~W~~	348,523,615	324,314,242

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2018 and 2017

(*1) The consolidated statement of financial position as of December 31, 2018 was prepared in accordance with K-IFRS No.1109 and K-IFRS No.1115. However, the comparative consolidated statement of financial position as of December 31, 2017 was not retrospectively restated.

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income

For the years ended December 31, 2018 and 2017

(In millions of won)	Notes		2018 (*1)	2017 (*1)

Interest income		~~W~~	9,596,725	8,123,401
Financial assets at fair value through profit or loss			234,031	-
Trading assets			-	181,654
Financial assets at fair value through other comprehensive income and amortized cost			9,362,694	-
Loans and receivables and investment securities			-	7,941,747
Interest expense			(4,010,731)	(3,131,350)
Net interest income	4,6,29,41,43		5,585,994	4,992,051

Fees and commission income			1,257,752	1,183,874
Fees and commission expense			(221,219)	(192,799)
Net fees and commission income	4,6,30,41,43		1,036,533	991,075

Dividend income	31,43		15,662	100,516
Net gain on financial assets at fair value through profit or loss			358,511	-
Net trading loss	32		-	(164,898)
Net foreign currencies transaction gain	32		141,745	472,576
Net loss on financial instruments designated at fair value through profit or loss	19		-	(43)
Net gain on disposal of financial asset at fair value through other comprehensive income	11		16,387	-
Net gain on sale of available-for-sale financial assets	11		-	195,845
Provision for credit loss allowance			(243,139)	-
Impairment loss on financial assets	4,10,41		-	(660,561)
General and administrative expenses	33,41		(3,061,786)	(3,118,058)
Net other operating expenses	6,35,41		(685,221)	(602,789)
Operating income			3,164,686	2,205,714

Net non-operating expenses	6,36		(17,305)	(47,922)

Share of profit (loss) of associates	6,14		(977)	1,306
Profit before income tax	6		3,146,404	2,159,098

Income tax expense	6,37		(867,042)	(446,784)
Profit for the year	6,27		2,279,362	1,712,314

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Comprehensive Income (Continued)

For the years ended December 31, 2018 and 2017

(In millions of won, except for earnings per share)	Notes		2018 (*1)	2017 (*1)

Other comprehensive income (loss) for the year: Items that are or may be reclassified subsequently to profit or loss	4,27,37
Foreign currency translation differences for foreign operations			21,299	(186,232)
Unrealized net change in fair value of financial assets at fair value through other comprehensive income			87,074	-
Unrealized net change in fair value of available-for-sale financial assets			-	(92,969)
Share of other comprehensive loss of associates			(1,754)	(10,563)
			106,619	(289,764)
Items that will not be reclassified subsequently to profit or loss
Remeasurements of defined benefit plans			(70,399)	73,879
Unrealized net change in fair value of financial assets at fair value through other comprehensive income			17,670	-
Share of other comprehensive income of associates			14	152
			(52,715)	74,031
Other comprehensive income (loss) for the year, net of income tax			53,904	(215,733)

Total comprehensive income for the year		~~W~~	2,333,266	1,496,581

Profit attributable to:	6
Equity holder of Shinhan Bank		~~W~~	2,279,049	1,712,073
Non-controlling interests			313	241
Profit for the year		~~W~~	2,279,362	1,712,314
Total comprehensive income (loss) attributable to:
Equity holder of Shinhan Bank		~~W~~	2,332,943	1,497,332
Non-controlling interests			323	(751)
Total comprehensive income for the year		~~W~~	2,333,266	1,496,581

Earnings per share:	38
Basic and diluted earnings per share in won		~~W~~	1,421	1,061

(*1) The consolidated statement of comprehensive income for the year ended December 31, 2018 was prepared in accordance with K-IFRS No.1109 and K-IFRS No.1115. However, the comparative consolidated statement of comprehensive income for the year ended December 31, 2017 was not retrospectively restated.

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2017

		Attributable to equity holder of Shinhan Bank
(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss)	Retained earnings	Sub-total	Non-controlling interests	Total (*1)
Balance at January 1, 2017	~~W~~	7,928,078	469,393	403,164	(64,615)	(276,445)	13,000,837	21,460,412	6,561	21,466,973
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	1,712,073	1,712,073	241	1,712,314
Foreign currency translation differences for foreign operations		-	-	-	-	(185,227)	-	(185,227)	(1,005)	(186,232)
Unrealized net changes in fair values of available-for-sale financial assets		-	-	-	-	(92,983)	-	(92,983)	14	(92,969)
Share of other comprehensive loss of associates		-	-	-	-	(9,997)	(414)	(10,411)	-	(10,411)
Remeasurements of defined benefit plans		-	-	-	-	73,880	-	73,880	(1)	73,879
Total comprehensive income (loss) for the year		-	-	-	-	(214,327)	1,711,659	1,497,332	(751)	1,496,582

Transactions with owners, recognized directly in equity
Annual dividends to equity holder		-	-	-	-	-	(480,000)	(480,000)	-	(480,000)
Dividends to hybrid bond holders		-	-	-	-	-	(29,857)	(29,857)	-	(29,857)
Redemption of hybrid bonds		-	199,545	-	-	-	-	199,545	-	199,545
Share-based payment transactions		-	-	-	1,213	-	-	1,213	-	1,213
Capital investment in subsidiaries		-	-	-	1	-	-	-	(512)	(511)
Disposal of other capital adjustments		-	-	-	60,094	-	(60,094)	-	-	-
Total transactions with owners		-	199,545	-	61,308	-	(569,951)	(309,099)	(512)	(309,610)
Balance at December 31, 2017	~~W~~	7,928,078	668,938	403,164	(3,307)	(490,772)	14,142,545	22,648,646	5,298	22,653,944

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Equity (Continued)

For the year ended December 31, 2018

		Attributable to equity holder of Shinhan Bank
(In millions of won)		Capital stock	Hybrid bonds	Capital surplus	Capital adjustments	Accumulated other comprehensive income (loss) (*1)	Retained earnings (*1)	Sub-total (*1)	Non-controlling interests (*1)	Total (*1)
Balance at January 1, 2018	~~W~~	7,928,078	668,938	403,164	(3,307)	(490,772)	14,142,545	22,648,646	5,298	22,653,944
Adjustments on initial application of K-IFRS No.1109 and K-IFRS No.1115, net of income tax (Note 46)		-	-	-	-	(173,021)	(90,413)	(263,434)	(418)	(263,852)
Balance at January 1, 2018 (adjusted)		7,928,078	668,938	403,164	(3,307)	(663,793)	14,052,132	22,385,212	4,880	22,390,092
Total comprehensive income (loss), net of income tax
Profit for the year		-	-	-	-	-	2,279,049	2,279,049	313	2,279,362
Foreign currency translation differences for foreign operations		-	-	-	-	21,277	-	21,277	22	21,299
Unrealized net changes in fair values of financial assets at fair value through other comprehensive income		-	-	-	-	107,944	(3,189)	104,755	(11)	104,744
Share of other comprehensive loss of associates		-	-	-	-	(1,727)	(13)	(1,740)	-	(1,740)
Remeasurements of defined benefit plans		-	-	-	-	(70,398)	-	(70,398)	(1)	(70,399)
Total comprehensive income for the year		-	-	-	-	57,096	2,275,847	2,332,943	323	2,333,266

Transactions with owners, recognized directly in equity
Annual dividends to equity holder		-	-	-	-	-	(540,000)	(540,000)	-	(540,000)
Dividends to hybrid bond holders		-	-	-	-	-	(25,228)	(25,228)	-	(25,228)
Issuance of hybrid bonds		-	199,547	-	-	-	-	199,547	-	199,547
Redemption of hybrid bonds		-	(169,825)	-	(175)	-	-	(170,000)	-	(170,000)
Share-based payment transactions		-	-	-	4,128	-	-	4,128	-	4,128
Capital investment in subsidiaries		-	-	-	-	-	-	-	734	734
Total transactions with owners		-	29,722	-	3,953	-	(565,228)	(531,553)	734	(530,819)
Balance at December 31, 2018	~~W~~	7,928,078	698,660	403,164	646	(606,697)	15,762,751	24,186,602	5,937	24,192,539

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the year ended December 31, 2018

(*1) The consolidated statement of changes in equity for the year ended December 31, 2018 was prepared in accordance with K-IFRS No.1109 and K-IFRS No.1115. However, the comparative consolidated statement of changes in equity for the year ended December 31, 2017 was not retrospectively restated.

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2018 and 2017

(In millions of won)		2018 (*1)	2017 (*1)

Cash flows from operating activities
Profit before income tax	~~W~~	3,146,404	2,159,098
Adjustments for:
Net interest income		(5,585,994)	(4,992,051)
Dividend income		(15,662)	(100,516)
Net gain on financial assets at fair value through profit or loss		(253,832)	-
Net non-cash trading loss		-	(24,019)
Net non-cash foreign currencies transaction loss (gain)		129,495	(207,133)
Net gain on sale of financial assets at fair value through other comprehensive income		(15,288)	-
Net gain on sale of available-for-sale financial assets		-	(195,845)
Provision for credit loss allowance		245,218	-
Net impairment loss on financial assets at fair value through other comprehensive income		-	482,333
Net impairment loss on available-for-sale financial assets		-	178,228
Non-cash employee benefits		109,500	141,360
Depreciation and amortization		196,027	158,954
Net non-cash other operating expenses		(40,419)	(13,786)
Share of loss (gain) of associates		977	(1,306)
Net non-cash non-operating expenses		(5,828)	(15,870)
		(5,235,806)	(4,589,651)
Changes in assets and liabilities:
Due from banks		6,571,282	(3,878,473)
Securities at fair value through profit or loss		(2,192,359)	-
Trading assets		-	23,330
Derivative assets		2,748,118	3,010,188
Loans at amortized cost		(22,536,002)	-
Loans at fair value through profit or loss		(34,732)	-
Loans		-	(14,611,563)
Other assets		(4,910,938)	3,109,802
Financial liabilities designated at fair value through profit or loss		-	(6,282)
Deposits		16,408,681	15,072,282
Financial liabilities at fair value through profit or loss		27,561	-
Trading liabilities		-	(52,591)
Derivative liabilities		(2,679,631)	(2,981,452)
Defined benefit liabilities		(94,396)	(125,561)
Provisions		19,817	(16,032)
Other liabilities		734,212	1,984,768
		(5,938,387)	1,528,416

Income tax paid		(509,165)	(331,970)
Interest received		9,527,836	7,989,875
Interest paid		(4,143,026)	(2,886,843)
Dividends received		18,435	104,268
Net cash provided by (used in) operating activities		(3,133,709)	3,973,193

SHINHAN BANK AND SUBSIDIARIES

Consolidated Statements of Cash Flows (Continued)

For the years ended December 31, 2018 and 2017

(In millions of won)		2018 (*1)	2017 (*1)

Cash flows from investing activities
Proceeds from sale of securities at fair value through profit or loss	~~W~~	925,774	-
Acquisition of securities at fair value through profit or loss		(925,116)	-
Proceeds from sale of securities at fair value through other comprehensive income		23,102,529	-
Acquisition of securities at fair value through other comprehensive income		(23,603,810)	-
Proceeds from sale of available-for-sale financial assets		-	23,462,272
Acquisition of available-for-sale financial assets		-	(28,581,468)
Proceeds from sale of securities at amortized cost		1,846,933	-
Acquisition of securities at amortized cost		(3,751,191)	-
Proceeds from redemption of held-to-maturity financial assets		-	1,559,419
Acquisition of held-to-maturity financial assets		-	(4,820,662)
Proceeds from sale of property and equipment		35,907	10,543
Acquisition of property and equipment		(90,625)	(84,470)
Proceeds from sale of intangible assets		2,648	4,757
Acquisition of intangible assets		(93,282)	(75,717)
Proceeds from sale of investments in associates		10,944	69,257
Acquisition of investments in associates		(21,377)	(25,298)
Proceeds from sale of investment properties		15,274	3,507
Acquisition of investment properties		(1,132)	(2,120)
Proceeds from sale of non-current assets held for sale		3,175	10,466
Proceeds from sale of other assets		945,794	930,097
Acquisition of other assets		(944,869)	(914,571)
Acquisition of subsidiaries, net of cash acquired		-	83,631
Net cash used in investing activities		(2,542,424)	(8,370,357)

Cash flows from financing activities
Proceeds from borrowings, net		1,134,388	958,927
Proceeds from issuance of debt securities		14,749,462	10,772,423
Repayment of debt securities		(8,271,552)	(6,302,222)
Dividends paid		(563,999)	(511,165)
Issuance of hybrid bonds		199,547	199,545
Redemption of hybrid bonds		(170,000)	-
Increase of other liabilities		95,415	140,454
Decrease of other liabilities		(94,621)	(132,265)
Contribution from (payment to) non-controlling interests		734	(3,149)
Net cash provided by financing activities		7,079,374	5,122,548

Effect of exchange rate fluctuations on cash and cash equivalents held		(29,174)	(22,065)
Net increase in cash and cash equivalents		1,374,067	703,319

Cash and cash equivalents at beginning of the year (Note 40)		5,330,886	4,627,784

Cash and cash equivalents at end of the year (Note 40)	~~W~~	6,704,953	5,331,103

(*1) The consolidated statement of cash flows for the year ended December 31, 2018 was prepared in accordance with K-IFRS No.1109 and K-IFRS No.1115. However, the comparative consolidated statement of cash flows for the year ended December 31, 2017 was not retrospectively restated.

See accompanying notes to the consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting entity

Shinhan Bank (the “Bank”), the controlling company, is headquartered at 20, Sejong-daero 9-gil, Jung-gu, Seoul, Republic of Korea.  Consolidated financial statements for the year presented herein consist of the Bank and subsidiaries (collectively referred to as "the Group"), and equity interests in associates and joint ventures of the Group.

(a) Controlling company

The Bank was established on October 1, 1943 under the name of Chohung Bank, through the merger of Hanseung Bank and Dongil Bank, which were established on February 19, 1897 and August 8, 1906, respectively, to engage in commercial banking and trust operations.

The Bank acquired Chungbuk Bank and Kangwon Bank in 1999, and the former Shinhan Bank on April 1, 2006, and subsequently changed its name to Shinhan Bank.  As of December 31, 2018, the Bank has 1,585,615,506 outstanding common shares with par value of ~~W~~7,928,078 million which Shinhan Financial Group Co., Ltd. (“Shinhan Financial Group”) owns 100% of those.  As of December 31, 2018, the Bank operates through 741 domestic branches, 135 depositary offices, 30 premises and 14 overseas branches.

(b) Subsidiaries included in consolidation

Details of ownerships in subsidiaries as of December 31, 2018 and 2017 were as follows:

				Ownership (%)
Subsidiaries	Location	Fiscal year-end	Sector	December 31, 2018	December 31, 2017
Shinhan Asia	Hong Kong	December	Wholesale finance	99.99	99.99
Shinhan America	U.S.A	December	Banking	100.00	100.00
Shinhan Europe	Germany	December	Banking	100.00	100.00
Shinhan Cambodia	Cambodia	December	Banking	97.50	97.50
Shinhan Kazakhstan	Kazakhstan	December	Banking	100.00	100.00
Shinhan Canada	Canada	December	Banking	100.00	100.00
Shinhan China	China	December	Banking	100.00	100.00
Shinhan Japan	Japan	March	Banking	100.00	100.00
Shinhan Vietnam	Vietnam	December	Banking	100.00	100.00
Shinhan Mexico	Mexico	December	Banking	99.99	99.99
Shinhan Indonesia	Indonesia	December	Banking	99.00	99.00

i) Shinhan Asia Ltd.

Shinhan Asia Ltd. (“Shinhan Asia”) engages in merchant banking activities in Hong Kong.  As of December 31, 2018, Shinhan Asia’s capital stock amounted to USD 100 million.

ii) Shinhan Bank America

Shinhan Bank America (“Shinhan America”) was established on March 24, 2003 through the merger of Chohung Bank of New York and California Chohung Bank. As a result of rights offering during the year ended December 31, 2018, Shinhan America’s capital stock amounted to USD 173 million as of December 31, 2018.

iii) Shinhan Bank Europe GmbH

Shinhan Bank Europe GmbH (“Shinhan Europe”) was established in 1994.  As of December 31, 2018, Shinhan Europe’s capital stock amounted to EUR 23 million.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting entity (continued)

(b) Subsidiaries included in consolidation (continued)

iv) Shinhan Bank Cambodia

Shinhan Khmer Bank PLC (“Shinhan Khmer”) was established on October 15, 2007. Shinhan Bank Cambodia was renamed from Shinhan Khmer Bank PLC in the year ended December 31, 2018.  As a result of rights offering during the year ended December 31, 2018, Shinhan Bank Cambodia’s capital stock amounted to USD 75 million as of December 31, 2018.

v) Shinhan Bank Kazakhstan Limited

Shinhan Bank Kazakhstan Limited (“Shinhan Kazakhstan”) was established on December 16, 2008.  As of December 31, 2018, Shinhan Kazakhstan’s capital stock amounted to KZT 10,029 million.

vi) Shinhan Bank Canada

Shinhan Bank Canada (“Shinhan Canada”) was established on March 9, 2009.  As of December 31, 2018, Shinhan Canada’s capital stock amounted to CAD 80 million.

vii) Shinhan Bank China Limited

Shinhan Bank China Limited (“Shinhan China”) was established on May 12, 2008.  As of December 31, 2018, Shinhan China’s capital stock amounted to CNY 2,000 million.

viii) Shinhan Bank Japan

Shinhan Bank Japan (“Shinhan Japan”) was established on September 14, 2009. As a result of rights offering during the year ended December, 2018, Shinhan Japan’s capital stock amounted to JPY 17,500 million as of December 31, 2018.

ix) Shinhan Bank Vietnam Ltd.

Shinhan Bank Vietnam Ltd. (“Shinhan Vietnam”) was established on November 16, 2009 and merged with Shinhan Vina Bank on November 28, 2011. On December 17, 2017, Shinhan Vietnam acquired the retail business of ANZ Vietnam.  As of December 31, 2018, Shinhan Vietnam’s capital stock amounted to VND 4,547,100 million.

x) Banco Shinhan de Mexico

Banco Shinhan de Mexico (“Shinhan Mexico”) was established on October 12, 2015 for obtaining the authorization of banking business.  As a result of the rights offering during the year ended December 31, 2017, Shinhan Mexico’s issued capital stock amounted to MXN 1,583 million as of December 31, 2018.

xi) PT Bank Shinhan Indonesia

On November 30, 2015, the Bank acquired 97.76% of voting share and obtained the control of PT Bank Metro Express, which was established on September 8, 1967 and is engaged in the banking business. PT Bank Metro Express was renamed as PT Bank Shinhan Indonesia (“Shinhan Indonesia”) in 2016 and merged PT Centratama Nasional Bank, a former subsidiary of the Bank, on December 6, 2016.  As a result of the rights offering during the year ended December 31, 2017, the issued capital of Shinhan Indonesia amounted to IDR 944,278 million as of December 31, 2018.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting entity (continued)

(c) Subsidiaries included in consolidation (continued)

In addition, structured entities included in consolidation as of December 31, 2018 and 2017 were as follows:

Structured entities	Location	Fiscal period-end (month)
MPC Yulchon Green 1st	Korea	3 / 6 / 9 / 12
MPC Yulchon 2nd	Korea	3 / 6 / 9 / 12
MPC Yulchon 1st	Korea	3 / 6 / 9 / 12
S-Nuri 1st Co., Ltd.	Korea	2 / 4 / 6 / 8 / 10 / 12
Shinhan-S-Russell Co., Ltd.	Korea	3 / 6 / 9 / 12
GPS 11th Ltd.	Korea	1 / 4 / 7 / 10
Sunny Financial 1st Co., Ltd.	Korea	2 / 5 / 8 / 11
S-way 5th Co., Ltd.	Korea	10
Sunny Financial 2nd Co., Ltd.	Korea	2 / 5 / 8 / 11
Sunny Financial 9th Co., Ltd.	Korea	1 / 4 / 7 / 10
Sunny More 3rd Co., Ltd.	Korea	1 / 4 / 7 / 10
Sunny More 1st Co., Ltd.	Korea	1 / 4 / 7 / 10
Sunny More 2nd Co., Ltd.	Korea	1 / 4 / 7 / 10
Sunny More 5th Co., Ltd.	Korea	2 / 5 / 8 / 11
Sunny More 10th Co., Ltd.	Korea	2 / 5 / 8 / 11
CGN YULCHON 2nd Co., Ltd.	Korea	3 / 6 / 9 / 12
Sunny Dream 4th L.L.C	Korea	3 / 6 / 9 / 12
Sunny Dream 7th Co., Ltd.	Korea	10
Sunny Dream 9th L.L.C	Korea	2 / 5 / 8 / 11
Sunny Dream 5th Co., Ltd.	Korea	1 / 4 / 7 / 10
Sunny Russell 3rd L.L.C	Korea	2 / 5 / 8 / 11
Sunny Russell 8th Co., Ltd.	Korea	12

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting entity (continued)

(c) Subsidiaries included in consolidation (continued)

Structured entities	Location	Fiscal period-end (month)
Sunny Russell 6th Co., Ltd.	Korea	3 / 6 / 9 / 12
Shinhan-Daesung Contents Fund	Korea	12
S-smart 1st Co., Ltd.	Korea	11
Sunny Russell 1st Co., Ltd.	Korea	2
Sunny Russell 4th L.L.C	Korea	12
S-smart 5th Co., Ltd.	Korea	12
S-smart 6th Co., Ltd.	Korea	3
Sunny Russell 5th Co., Ltd.	Korea	12
S-smart 9th Co., Ltd.	Korea	12
Sunny Smart 2nd Co., Ltd.	Korea	12
Sunny Smart 8th Co., Ltd.	Korea	12
Tiger Eyes 3rd Co., Ltd.	Korea	12
Sunny Smart 5th Co., Ltd.	Korea	2 / 5 / 8 / 11
Tiger Eyes 1st Co., Ltd.	Korea	1 / 4 / 7 / 10
S-solution 2nd Co., Ltd.	Korea	2 / 5 / 8 / 11
Sunny Smart 10th Co., Ltd.	Korea	2 / 5 / 8 / 11
S-solution 3rd Co., Ltd.	Korea	2 / 5 / 8 / 11
S-solution 4th Co., Ltd.	Korea	3 / 6 / 9 / 12
S-solution 5th Co., Ltd.	Korea	3 / 6 / 9 / 12
S-solution 7th Co., Ltd.	Korea	3 / 6 / 9 / 12
Shinhan display 1st Co., Ltd.	Korea	1 / 4 / 7 / 10
S-solution 9th Co., Ltd.	Korea	10
SH inno 1st Co., Ltd.	Korea	3 / 6 / 9 / 12
Sunny solution 2nd Co., Ltd.	Korea	11
Sunny smart 3rd Co., Ltd.	Korea	2 / 5 / 8 / 11
Shinhan serveone 1st Co., Ltd.	Korea	2 / 5 / 8 / 11
Sunny Dream 1st Co., Ltd.	Korea	7
Sunny solution 1st Co., Ltd.	Korea	2 / 5 / 8 / 11
Sunny solution 3rd Co., Ltd.	Korea	1 / 4 / 7 / 10
Shinhan Display 2nd Co., Ltd.	Korea	1 / 4 / 7 / 10
Sunny solution 6th Co., Ltd	Korea	1 / 4 / 7 / 10
Sunny solution 4th Co., Ltd	Korea	3 / 6 / 9 / 12
Redefine Unjung Co., Ltd.	Korea	1 / 4 / 7 / 10
Sunny solution 9th Co., Ltd	Korea	2 / 5 / 8 / 11
Sunny solution 10th Co., Ltd	Korea	3 / 6 / 9 / 12
GIB portfolio a 1st Co., Ltd.	Korea	1 / 4 / 7 / 10
GIB portfolio a 3rd Co., Ltd.	Korea	1 / 4 / 7 / 10
GIB portfolio a 4th Co., Ltd.	Korea	1 / 4 / 7 / 10
GIB portfolio a 2nd Co., Ltd.	Korea	1 / 4 / 7 / 10
S-redefine 3rd Co., Ltd.	Korea	7
GIB portfolio a 5th Co., Ltd.	Korea	1 / 4 / 7 / 10
S-Tiger 2nd Co., Ltd.	Korea	1 / 4 / 7 / 10
GIB harim Co., Ltd.	Korea	3 / 6 / 9 / 12
Maestro werye Co., Ltd.	Korea	3 / 6 / 9 / 12
S-redefine 4th Co., Ltd.	Korea	9
Rich gate 1st Co., Ltd.	Korea	3 / 6 / 9 / 12
GIB dochuck Co., Ltd.	Korea	10
Grand bene Co., Ltd.	Korea	3 / 6 / 9 / 12
S redefine 7th Co., Ltd.	Korea	3 / 6 / 9 / 12

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting entity (continued)

(c) Subsidiaries included in consolidation (continued)

Structured entities	Location	Fiscal period-end (month)
Development Trust	Korea	12
Non-specified Money Trust	Korea	12
Old-age Living Pension Trust	Korea	12
New-Personal Pension Trust	Korea	12
Personal Pension Trust	Korea	12
Retirement Trust	Korea	12
New Old-age Living Pension Trust	Korea	12
Pension Trust	Korea	12
Household Money Trust (Shinhan)	Korea	12
Corporation Money Trust (Shinhan)	Korea	12
Shinhan BNPP Private Corporate 25th	Korea	1

The Group consolidates a structured entity when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to most significantly affect those returns through its power over the structured entity based on the terms in the agreement relating to the establishment of the structured entity.  For consolidated structured entities, the Group recognizes non-controlling interests related to the structured entity as liabilities in the consolidated statement of financial position.

As of December 31, 2018, the Group provides Asset Backed Commercial Paper (ABCP) purchase agreement amounting to ~~W~~3,294,375 million to the structured entities described above.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

1.	Reporting entity (continued)

(d) Subsidiaries included in consolidation (continued)

Subsidiaries
Newly included subsidiaries
during the year ended December 31, 2018	Sunny solution 3rd Co., Ltd.
Shinhan Display 2nd Co., Ltd.
Sunny solution 6th Co., Ltd.
Sunny solution 4th Co., Ltd.
Redefine Unjung Co., Ltd.
Sunny solution 9th Co., Ltd.
Sunny solution 10th Co., Ltd.
S-Tiger 3rd Co., Ltd.
GIB portfolio a 1st Co., Ltd.
GIB portfolio a 3rd Co., Ltd.
GIB portfolio a 4th Co., Ltd.
GIB portfolio a 2nd Co., Ltd.
S-redefine 3rd Co., Ltd.
GIB portfolio a 5th Co., Ltd.
S-Tiger 2nd Co., Ltd.
GIB harim Co., Ltd.
Maestro werye Co., Ltd.
S-redefine 4th Co., Ltd
Rich gate 1st Co., Ltd.
GIB dochuck Co., Ltd.
Grand bene Co., Ltd.
S redefine 7th Co., Ltd.
Excluded subsidiaries
during the year ended December 31, 2018	GPS 4th Ltd.
S-solution 8th Co., Ltd.
S-dream 10th Co., Ltd.
S-Narae 1st L.L.C.
GPS 7th L.L.C
Sunny More 6th Co., Ltd.
GPS 10th Ltd.
GPS 8th Ltd.
Sunny Russell 2nd Co., Ltd.
S-way 5th Co., Ltd.
Sunny More 7th Co., Ltd.
Shinhan BNPP Private Corporate 18th
Sunny Russell 7th L.L.C
S-smart 3rd Co., Ltd.
Sunny Smart 1st Co., Ltd.
S-Tiger 3rd Co., Ltd.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

2.Basis of preparation

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”), as prescribed in the Act on External Audit of Stock Companies.

This is the first set of the Group’s annual consolidated financial statements where K-IFRS No.1109 and K-IFRS No.1115 have been applied.

The Group’s consolidated financial statements have been prepared in accordance with the accounting policies stated below.

(b) Basis of measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statements of financial position:

•	derivative financial instruments are measured at fair value
•	financial instruments at fair value through profit or loss (“FVTPL”) are measured at fair value
•	financial instruments at fair value through other comprehensive income (“FVOCI”) are measured at fair value
•	share-based payment arrangements are initially measured at fair value on grant date
•	recognized financial instruments designated as hedged items in qualifying fair value hedge relationships and adjusted for changes in fair value attributable to the risk being hedged
•	liabilities for defined benefit plans are recognized as net of the total present value of defined benefit obligations less the fair value of plan assets

(c) Functional and presentation currency

The respective financial statements of the Group entities are prepared in the functional currency of the respective operation. These consolidated financial statements are presented in Korean won, which is the Bank’s functional currency and the currency of the primary economic environment in which the Group operates.  Subsidiaries whose functional currency is not Korean won were as follows:

Functional currency	Subsidiaries
USD	Shinhan Asia, Shinhan America, Shinhan Cambodia
EUR	Shinhan Europe
KZT	Shinhan Kazakhstan
CAD	Shinhan Canada
CNY	Shinhan China
JPY	Shinhan Japan
VND	Shinhan Vietnam
MXN	Shinhan Mexico
IDR	Shinhan Indonesia

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

2.Basis of preparation (continued)

(d) Use of estimates and judgements

The preparation of the consolidated financial statements in conformity with K-IFRS requires management to make judgments, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income and expenses.  Actual results may differ from these estimates.

Estimates and underlying assumptions are reviewed on an ongoing basis.  Revisions to accounting estimates are recognized in the period in which the estimates are revised and in any future periods affected.

Information about significant areas of estimation uncertainty and critical judgements in applying accounting policies that have the significant effect on the amount recognized in the consolidated financial statements is described in Note 5.

The Group recognizes credit loss allowance for expected credit losses on debt instruments, loans and receivables that are measured at amortized cost or at FVOCI, loan commitments and financial guarantee contracts upon adoption of K-IFRS No.1109, ‘Financial Instruments’. The measurement of such allowance is determined by techniques, assumptions and input variables used by the Group to measure expected future cash flows of individual financial instruments and to measure expected credit losses in a collective manner. The details of techniques, assumptions and input variables used to measure the credit loss allowance for expected credit losses as of December 31, 2018 are described in Note 4.

3.  Significant accounting policies

In preparing these consolidated financial statements, the Group has consistently applied the accounting policies as listed below with those applied by the Group in its consolidated financial statements as of and for the year ended December 31, 2017, except for the changes in accounting policies as explained in (a), which are effective for annual periods beginning on January 1, 2018.

(a) Changes in accounting policies

i) K-IFRS No.1109, ‘Financial Instruments’

The Group has applied K-IFRS No.1109, ‘Financial Instruments’, which was published on September 25, 2015, from the year beginning on January 1, 2018.  K-IFRS No.1109 replaced K-IFRS No.1039, ‘Financial Instruments: Recognition and Measurement’.  The accounting policies related to K-IFRS No.1039 are presented in Note 3 (ab).

The main characteristics of K-IFRS No.1109 are: classification and measurement of financial instruments based on characteristics of contractual cash flows and business model, impairment model based on expected credit losses, the expansion of the types of qualifying hedging instruments and hedged items, and changes in hedge effectiveness tests, etc.

In principle, K-IFRS No.1109 should be applied retrospectively.  However, there are clauses exempting the Group from restating the comparative information with respect to classification, measurement of financial instruments, and impairment.  In addition, for hedge accounting, the new standard will be applied prospectively except for certain cases such as accounting for the time value of options.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(a) Changes in accounting policies (continued)

The Group’s consolidated financial statements as of and for the year ended December 31, 2018 have been prepared in accordance with K-IFRS No.1109, and the accompanying comparative consolidated financial statements as of and for the year ended December 31, 2017 have not been retrospectively adjusted.

Details on the adjustments to the carrying amounts of financial assets and financial liabilities, the adjustments to credit loss allowance, and the effects on equity as a result of initial application of K-IFRS No.1109 are presented in Note 46.

ii) K-IFRS No.1115, ‘Revenue from Contracts with Customers’

The Group has applied K-IFRS No.1115, ‘Revenue from Contracts with Customers’, which was published on November 6, 2015, from the year starting on January 1, 2018.  K-IFRS No.1115 replaces existing revenue recognition guidance, including K-IFRS No.1018, ‘Revenue’, K-IFRS No.1011, ‘Construction Contracts’, K-IFRS No.2031, ‘Revenue-Barter Transactions Involving Advertising Services’, K-IFRS No.2113, ‘Customer Loyalty Programmes’, K-IFRS No.2115, ‘Agreement for the Construction of Real Estate’, and K-IFRS No.2118, ‘Transfers of Assets from Customers.’

According to K-IFRS No.1115, all types of contracts recognize revenue through five-step revenue recognition model (① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’).

The Group elected to retrospectively apply K-IFRS No.1115 and reflected the cumulative financial effect of the initial application of K-IFRS No.1115 at the date of initial recognition, in accordance with the transitional provision of K-IFRS No.1115.  The accompanying comparative consolidated financial statements as of and for the year ended December 31, 2017 have not been retrospectively adjusted.  Effects on equity as a result of initial application of K-IFRS No.1115 are presented in Note 46.

iii) Amendments to K-IFRS No.1040, ‘Investment Property’

The Group has applied the amendments on K-IFRS No.1040, ‘Investment Property’ from the year beginning on January 1, 2018.  The amendments clarify that an entity shall transfer a property to, or from, investment property when, and only when, there is a change in use.  A change in use occurs when the property meets, or ceases to meet, the definition of investment property and there is evidence of the change in use.  And it is clarified that the provisions on the transfers of investment property is applied to the properties that are being constructed or developed.  The amendments did not have a significant impact on the Group’s consolidated financial statements.

iv) Amendments to K-IFRS No.1102, ‘Share-based Payment’

The Group has applied the amendments on K-IFRS No.1102, ‘Share-based Payment’ from the year beginning on January 1, 2018.

Amendments to K-IFRS No.1102 clarify accounting for a modification to the terms and conditions of a share-based payment that changes the classification of the transaction from cash-settled to equity-settled.  The amendments also clarify that the measurement approach should treat the terms and conditions of a cash-settled award in the same way as for an equity-settled award.  The amendments did not have a significant impact on the Group’s consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(b) Basis of consolidation

i) Subsidiaries

Subsidiaries are investees controlled by the Group.  The Group controls an investee when it is exposed to, or has rights to, variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee.  The financial statements of subsidiaries are included in the consolidated financial statements from the date that control commences until the date that control ceases.

If a member of the Group uses accounting policies other than those adopted in the consolidated financial statements for the same transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in preparing the consolidated financial statements.

There is no non-controlling interest in structured entities because the ownership interests in structured entities are shown as liabilities of the Group.

ii) Intra-group transactions eliminated on consolidation

Intra-group balances, transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.  Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

iii) Non-controlling interests

Non-controlling interests in a subsidiary are accounted for separately from the parent’s ownership interests in a subsidiary.  Each component of net profit or loss and other comprehensive income is attributed to the owners of the parent and non-controlling interest holders, even when the allocation reduces the non-controlling interests balance below zero.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(c) Business combinations

i) Business combinations

A business combination is accounted for by applying the acquisition method, unless it is a combination involving entities or businesses under common control.

Each identifiable asset and liability is measured at its acquisition-date fair value except for below:

-	Leases and insurance contracts are required to be classified on the basis of the contractual terms and other factors
-	Only those contingent liabilities assumed in a business combination that are a present obligation and can be measured reliably are recognized
-	Deferred tax assets or liabilities are recognized and measured in accordance with K-IFRS No.1012, ‘Income Taxes’
-	Employee benefit arrangements are recognized and measured in accordance with K-IFRS No.1019, ‘Employee Benefits’
-	Indemnification assets are recognized and measured on the same basis as the indemnified liability or asset
-	Reacquired rights are measured in accordance with special provisions
-	Liabilities or equity instruments related to share-based payment transactions are measured in accordance with the method in K-IFRS No.1102, ‘Share-based Payment’
-	Non-current assets held for sale are measured at fair value less costs to sell in accordance with K-IFRS No.1105, ‘Non-current Assets Held for Sale and Discontinued Operations’

As of the acquisition date, non-controlling interests in the acquiree are measured as the non-controlling interests' proportionate share of the acquiree's identifiable net assets.

The consideration transferred in a business combination is measured at fair value, which is calculated as the sum of the acquisition-date fair values of the assets transferred by the acquirer, the liabilities incurred by the acquirer to former owners of the acquiree and the equity interests issued by the acquirer.  However, any portion of the acquirer's share-based payment awards exchanged for awards held by the acquiree's employee that is included in consideration transferred in the business combination shall be measured in accordance with the method described above rather than at fair value.

Acquisition-related costs are costs the acquirer incurs to effect a business combination.  Those costs include finder's fees; advisory, legal, accounting, valuation and other professional or consulting fees; general administrative costs, including the costs of maintaining an internal acquisitions department; and costs of registering and issuing debt and equity securities.  Acquisition-related costs, other than those associated with the issue of debt or equity securities, which are recognized in accordance with K-IFRS No.1032, ‘Financial Instruments: Presentation’ and K-IFRS No.1109, ‘Financial Instruments’, are expensed in the periods in which the costs are incurred and the services are received.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(c) Business combinations (continued)

ii) Goodwill

The Group measures goodwill at the acquisition date as:

-	the fair value of the consideration transferred; plus
-	the recognized amount of any non-controlling interests in the acquiree; plus
-	if the business combination is achieved in stages, the fair value of the pre-existing equity interest in the acquiree; less
-	the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed.

When the excess is negative, a bargain purchase gain is recognized immediately in profit or loss.

When the Group additionally acquires non-controlling interest, the Group does not recognize goodwill since the transaction is regarded as equity transaction.

As part of its transition to K-IFRS, the Group elected to restate only those business combinations which occurred on or after January 1, 2010 in accordance with K-IFRS.  In respect of acquisitions prior to January 1, 2010, goodwill is included on the basis of its deemed cost, which represents the amount recorded under previous Generally Accepted Accounting Principles (“GAAP”).

(d) Investments in associates

An associate is an entity in which the Group has significant influence, but not control, over the entity’s financial and operating policies.  Significant influence is presumed to exist when the Group holds between 20 and 50 percent of the voting power of another entity.

A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the arrangement.  Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require the unanimous consent of the parties sharing control.

The investment in an associate and a joint venture is initially recognized at cost, and the carrying amount is increased or decreased to recognize the Group’s share of the profit or loss and changes in equity of the associate and the joint venture after the date of acquisition.  Intra-group balances and transactions, and any unrealized income and expenses arising from intra-group transactions, are eliminated in preparing the consolidated financial statements.  Intra-group losses are recognized as expense if intra-group losses indicate an impairment that requires recognition in the consolidated financial statements.

If an associate or a joint venture uses accounting policies different from those of the Group for like transactions and events in similar circumstances, appropriate adjustments are made to its financial statements in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has to make payments on behalf of the investee for further losses.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(e) Operating segments

An operating segment is a component of the Group that engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with any of the Group’s other components, whose operating results are reviewed regularly by the chief operating decision maker to make decisions about resources allocated to each segment and assess its performance, and for which discrete financial information is available.

The segment reporting to a chief executive officer includes items directly attributable to a segment as well as those that can be allocated on a reasonable basis.  Unallocated items comprise mainly general expenses and income tax assets and liabilities.  The Group considers the Chief Executive Officer (“CEO”) of the Bank as the chief operating decision maker.

(f) Foreign currencies

i) Foreign currency transactions

Transactions in foreign currencies are translated to the respective functional currencies of Group at exchange rates at the dates of the transactions.  Monetary assets and liabilities denominated in foreign currencies at the reporting date are retranslated to the functional currency using the reporting date’s exchange rate.  The foreign currency gain or loss on monetary items is the difference between amortized cost in the functional currency at the beginning of the period, adjusted for effective interest and payments during the period, and the amortized cost in foreign currency translated at the exchange rate at the end of the reporting period.  Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are retranslated to the functional currency at the exchange rate at the date that the fair value was determined.

Foreign currency differences arising on retranslation are recognized in profit or loss, except for differences arising on the retranslation of available-for-sale equity instruments, a financial liability designated as a hedging instrument of the net investment in a foreign operation or a qualifying cash flow hedge, which are recognized in other comprehensive income.  Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

ii) Foreign operations

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial statements of the foreign operation are translated into the presentation currency using the following methods:

The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy, are translated to presentation currency at exchange rates at the reporting date.  The income and expenses of foreign operations are translated to functional currency at exchange rates at the dates of the transactions.  Foreign currency differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation and are translated using the exchange rate at the reporting date.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(f) Foreign currencies (continued)

When a foreign operation is disposed of, the relevant amount in the translation is transferred to profit or loss as part of the profit or loss on disposal.  On the partial disposal of a subsidiary that includes a foreign operation, the relevant proportion of such cumulative amount is reattributed to non-controlling interest.  In any other partial disposal of a foreign operation, the relevant proportion is reclassified to profit or loss.

iii) Net investment in a foreign operation

If the settlement of a monetary item receivable from or payable to a foreign operation is neither planned nor likely in the foreseeable future, then foreign currency differences arising on the item form part of the net investment in the foreign operation and are recognized in other comprehensive income and reclassified from equity to profit or loss on disposal of the net investment.

(g) Cash and cash equivalents

Cash and cash equivalents comprise cash balances and call deposits with original maturities of three months or less from the acquisition date that are subject to an insignificant risk of changes in their fair value, and are used by the Group in the management of its short-term commitments.  Equity instruments are excluded from cash equivalents unless they are, in substance, cash equivalents, for example in the case of preferred shares acquired within a short period of their maturity and with a specified redemption date.  However, the Group’s account overdraft is included in borrowings.

(h) Non-derivative financial assets

Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument.  In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition of the financial asset.  Transaction costs on the financial assets at FVTPL that are directly attributable to the acquisition are recognized in profit or loss as incurred.

i) Financial assets designated at FVTPL

Financial assets can be irrevocably designated as measured at FVTPL despite of classification standards stated below, if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains or losses on them on different bases.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(h) Non-derivative financial assets (continued)

ii) Equity instruments

For the equity instruments that are not held for trading, at initial recognition, the Group may make an irrevocable election to present subsequent changes in fair value in other comprehensive income.  Equity instruments that are not classified as financial assets at FVOCI are classified as financial assets at FVTPL.

The Group subsequently measures all equity investments at fair value.  Valuation gains or losses of the equity instruments that are classified as financial assets at FVOCI previously recognized as other comprehensive income is not reclassified as profit or loss on derecognition.  The Group recognizes dividends in profit or loss when the Group’s right to receive payments of the dividend is established.

Valuation gains or losses due to changes in fair value of the financial assets at FVTPL are recognized as gains or losses on financial assets at FVTPL.  Impairment loss (reversal) on equity instruments at FVOCI is not recognized separately.

iii) Debt instruments

Subsequent measurement of debt instruments depends on the Group’s business model in which the asset is managed and the contractual cash flow characteristics of the asset.  Debt instruments are classified as financial assets at amortized cost, at FVOCI, or at FVTPL.  Debt instruments are reclassified only when the Group’s business model changes.

ⓐ Financial assets at amortized cost

Assets that are held within a business model whose objective is to hold assets to collect contractual cash flows where those cash flows represent solely payments of principal and interest are measured at amortized cost.  Impairment losses, and gains or losses on derecognition of the financial assets at amortized cost are recognized in profit or loss.  Interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income.

ⓑ Financial assets at FVOCI

Assets that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, where the assets’ cash flows represent solely payments of principal and interest, are measured at FVOCI.  Other than impairment losses, interest income amortized using effective interest method and foreign exchange differences, gains or losses of the financial assets at FVOCI are recognized as other comprehensive income in equity.  On derecognition, gains or losses accumulated in other comprehensive income are reclassified to profit or loss.  The interest income on the effective interest method is included in the ‘Interest income’ in the consolidated statement of comprehensive income.  Foreign exchange differences and impairment losses are included in the ‘Net foreign currency transaction gain’ and ‘Impairment loss on financial assets’ in the consolidated statement of comprehensive income, respectively.

ⓒ Financial assets at FVTPL

Debt securities other than financial assets at amortized costs or FVOCI are classified at FVTPL.  Unless hedge accounting is applied, gains or losses from financial assets at FVTPL are recognized as profit or loss and are included in ‘Net gain on financial assets at fair value through profit or loss’ in the consolidated statement of comprehensive income.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(h) Non-derivative financial assets (continued)

iv) Embedded derivatives

Financial assets with embedded derivatives are classified regarding the entire hybrid contract, and the embedded derivatives are not separately recognized.  The entire hybrid contract is considered when it is determined whether the contractual cash flows represent solely payments of principal and interest.

v) Derecognition of financial assets

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.  Any interest in transferred financial assets that is created or retained by the Group is recognized as a separate asset or liability.

If the Group retains substantially all the risks and rewards of ownership of the transferred financial assets, the Group continues to recognize the transferred financial assets and recognizes financial liabilities for the consideration received.

vi) Offsetting

Financial assets and financial liabilities are offset and the net amount is presented in the consolidated statement of financial position only when the Group currently has a legally enforceable right to set off the recognized amounts, and intends either to settle on a net basis or to realize the asset and settle the liability simultaneously.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(i) Expected credit loss on financial assets

As for financial assets at amortized cost and financial assets at FVOCI, the expected credit loss is evaluated at the end of each period and recognized as loss allowances.

Since initial recognition, a loss allowance shall be measured by the three stages in the table below depending on the extent of significant increase in credit risk.

Stage	Category	Description
Stage 1	Credit risk has not increased significantly since initial recognition	12 month expected credit losses: Expected credit loss resulting from potential default of financial instruments occurring over 12 months from the end of reporting period
Stage 2	Credit risk has increased significantly since initial recognition	Lifetime expected credit losses: Expected credit loss resulting from all potential default of financial instruments occurring over the expected life
Stage 3	Credit-impaired financial assets

However, as for the financial assets whose credit is impaired at the initial recognition, only the cumulative change in the lifetime expected credit loss is recognized as the loss allowance.

The ‘lifetime’ refers to the expected life to the contractual maturity of the financial asset.

i) Forward looking information

The Group determines a material increase on credit risk and estimates the expected credit loss on a forward looking basis.

The measuring factors of the expected credit loss are assumed to have certain relationship with the economic cycle.  Through relationship analysis between the macroeconomic variables and the credit risk measuring factors, the forward looking information is reflected in the expected credit loss estimation.

ii) Financial assets at amortized cost

The expected credit loss on the financial assets at amortized cost is recognized as the difference between the present value of the contractual cash flow and the present value of the expected cash flow.  The expected cash flow is estimated separately for the individually material financial assets.

For the financial assets which are not individually material, they are included in a group of assets with a similar credit risk and expected credit loss is estimated collectively.

The expected credit losses of financial assets measured as amortized cost are presented net of loss allowance, and the allowance is derecognized together with the asset when it is determined to be unrecoverable.  When the loan previously written-off is subsequently collected, it is recognized as an increase in loss allowance.  At each reporting date, the Group recognizes in profit or loss the amount of the change in lifetime expected credit losses.

iii) Financial assets at FVOCI

The expected credit loss on the financial assets at FVOCI is calculated using the same method as that on the financial assets at amortized cost, however the changes in loss allowance are recognized as other comprehensive income.  As for disposal and repayment, the loss allowance is reclassified from other comprehensive income to profit or loss.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(j) Derivative financial instruments

Derivatives are initially recognized at fair value.  Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

i) Hedge accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk.  The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

ii) Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the consolidated statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting.  Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(j) Derivative financial instruments (continued)

iii) Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity.  The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the consolidated statements of comprehensive income as the hedged item.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

Once hedge accounting is discontinued, any cumulative gain or loss existing in equity at that time and is recognized over the period the forecast transaction occurs as profit or loss.  However, when a forecast transaction is no longer expected to occur, the cumulative gain or loss recognized in equity is immediately recognized in the profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.  The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss.  When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized.  If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.  In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

iv) Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective.  To the extent that the hedge is ineffective, such differences are recognized in profit or loss.  When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

v) Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not designated at FVTPL.  Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

vi) Derivative financial instruments held for trading

Changes in the fair value of derivative financial instruments not designated as a hedging instrument are recognized immediately in profit or loss.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(j) Derivative financial instruments (continued)

vii) Day one profit or loss

If the Group uses a valuation technique that incorporates data not obtained from observable markets for the fair value at initial recognition of financial instruments, there may be a difference between the transaction price and the amount determined using that valuation technique.  As for these circumstances, the difference between the fair value at the initial recognition and the transaction price is not recognized as profit or loss but deferred.  The deferred difference is amortized by using straight line method over the life of the financial instruments.

(k) Property and equipment

Property and equipment are initially measured at cost and after initial recognition.  The cost of property and equipment includes expenditures arising directly from the construction or acquisition of the asset, any costs directly attributable to bringing the asset to the location and condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Property and equipment are carried at cost less accumulated depreciation and accumulated impairment losses. Certain land and buildings are measured at fair value at the date of transition to K-IFRS, which is deemed cost, in accordance with K-IFRS No.1101, ‘First-time Adoption of K-IFRS’.  Dividend from relevant revaluation surplus is prohibited in accordance with the resolution of the board of directors.

The Group recognizes in the carrying amount of an item of property and equipment the cost of replacing part of property and equipment when that cost is incurred if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.  The carrying amount of those parts that are replaced is derecognized.  The costs of the day-to-day servicing of property and equipment are recognized in profit or loss as incurred.

Land is not depreciated.  Other property and equipment are depreciated on a straight-line basis over the estimated useful lives, which most closely reflect the expected pattern of consumption of the future economic benefits embodied in the asset.  Leased assets under finance leases are depreciated over the shorter of the lease term and their useful lives.  The estimated useful lives for the current and comparative periods are as follows:

Descriptions	Useful lives
Buildings	40 years
Other properties	4~5 years

The gain or loss arising from the derecognition of an item of property and equipment, which is included in profit or loss, is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item.

Depreciation methods, useful lives and residual values are reassessed at each fiscal year-end and any adjustment is accounted for as a change in accounting estimate.

(l) Intangible assets

Intangible assets are measured initially at cost and, subsequently, are carried at cost less accumulated amortization and accumulated impairment losses.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(l) Intangible assets (continued)

Amortization of intangible assets except for goodwill is calculated on a straight-line basis over the estimated useful lives of intangible assets as below from the date that they are available for use.  The residual value of intangible assets is zero.  However, as there are no foreseeable limits to the periods over which club memberships are expected to be available for use, this intangible asset is determined as having indefinite useful lives and not amortized.

Descriptions	Useful lives
Software and capitalized development cost	5 years
Other intangible assets	5 years or contract periods, whichever the shorter

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at the end of each reporting period.  The useful lives of intangible assets that are not being amortized are reviewed at the end of each reporting period to determine whether events and circumstances continue to support indefinite useful life assessments for those assets.  Changes are accounted for as changes in accounting estimates.

Expenditures on research activities, undertaken with the prospect of gaining new technical knowledge and understanding, are recognized in profit or loss as incurred.  Development expenditures are capitalized only if development costs can be measured reliably, the product or process is technically and commercially feasible, future economic benefits are probable, and the Group intends to and has sufficient resources to complete development and to use or sell the asset.  Other development expenditures are recognized in profit or loss as incurred.

(m) Investment properties

Investment property is property held either to earn rental income or for capital appreciation or both. An investment property is initially recognized at cost including any directly attributable expenditure.  Subsequent to initial recognition, the asset is measured at cost less accumulated depreciation and accumulated impairment losses, if any.

The depreciation method and the estimated useful lives for the current and comparative periods were as follows:

Descriptions	Depreciation method	Useful lives
Buildings	Straight-line	40 years

Subsequent costs are recognized in the carrying amount of investment property at cost or, if appropriate, as separate items if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably.  The carrying amount of the replaced part is derecognized.  The costs of the day-to-day servicing are recognized in profit or loss as incurred.

Depreciation methods, useful lives and residual values are reviewed at the end of each reporting date and adjusted, if appropriate.  The change is accounted for as changes in accounting estimates.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(n) Leases

The Group classifies and accounts for leases as either a finance or operating lease, depending on the terms.  Leases where the Group assumes substantially all of the risks and rewards of ownership are classified as finance leases.  All other leases are classified as operating leases.

i) Finance leases

At the commencement of the lease term, the Group recognizes as finance assets and finance liabilities in its consolidated statements of financial position, the lower amount of the fair value of the leased property and the present value of the minimum lease payments, each determined at the inception of the lease.  Any initial direct costs are added to the amount recognized as an asset.

Minimum lease payments are apportioned between the finance charge and the reduction of the outstanding liability.  The finance charge is allocated to each period during the lease term so as to produce a constant periodic rate of interest on the remaining balance of the liability.  Contingent rents are charged as expenses in the periods in which they are incurred.

The depreciable amount of a leased asset is allocated to each accounting period during the period of expected use on a systematic basis consistent with the depreciation policy the lessee adopts for depreciable assets that are owned.  If there is no reasonable certainty that the lessee will obtain ownership by the end of the lease term, the asset is fully depreciated over the shorter of the lease term and its useful life.  The Group reviews to determine whether the leased asset may be impaired.

ii) Operating leases

Payments made under operating leases are recognized in profit or loss on a straight-line basis over the period of the lease.

(o) Non-current assets held for sale

Assets, or disposal groups comprising assets and liabilities, that are expected to be recovered primarily through sale rather than through continuing use, are classified as held for sale.  In order to be classified as held for sale, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable.  The assets or disposal group that are classified as assets held for sale are measured at the lower of their carrying amount and fair value less cost to sell.

The Group recognizes an impairment loss for any initial or subsequent write-down of an asset (or disposal group) to fair value less costs to sell, and a gain for any subsequent increase in fair value less costs to sell, up to the cumulative impairment loss previously recognized.

An asset that is classified as held for sale or part of a disposal group classified as held for sale is not depreciated (or amortized).

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(p) Impairment of non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, deferred tax assets and non-current assets held for sale, are reviewed at the end of the reporting period to determine whether there is any indication of impairment.  If any such indication exists, then the asset’s recoverable amount is estimated.  Goodwill and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, are tested for impairment annually by comparing their recoverable amount to their carrying amount.

The Group estimates the recoverable amount of an individual asset, if it is impossible to measure the individual recoverable amount of an asset, then the Group estimates the recoverable amount of cash-generating unit (“CGU”).  A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or group of assets.  The recoverable amount of an asset or a CGU is the greater of its value in use and its fair value less costs to sell.  The value in use is estimated by applying a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or the CGU for which estimated future cash flows have not been adjusted, to the estimated future cash flows expected to be generated by the asset or the CGU.

An impairment loss is recognized if the carrying amount of an asset or a CGU exceeds its recoverable amount.  Impairment losses are recognized in profit or loss.

Goodwill acquired in a business combination is allocated to each CGU that is expected to benefit from the synergies arising from the goodwill acquired.  Any impairment identified at the CGU level will first reduce the carrying value of goodwill and then be used to reduce the carrying amount of the other assets in the CGU on a pro rata basis.  Except for impairment losses in respect of goodwill which are never reversed, an impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount.  An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of depreciation or amortization, if no impairment loss had been recognized.

(q) Non-derivative financial liabilities

The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability in accordance with the substance of the contractual arrangement and the definitions of financial liabilities.

Transaction costs on the financial liabilities at FVTPL are recognized in profit or loss as incurred.

i) Financial liabilities designated at FVTPL

Financial liabilities can be irrevocably designated as measured at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases, or a group of financial instruments is managed and its performance is evaluated on a fair value basis, in accordance with a documented risk management or investment strategy.  The amount of change in the fair value of the financial liabilities designated at FVTPL that is attributable to changes in the credit risk of that liabilities shall be presented in other comprehensive income.

ii) Financial liabilities at FVTPL

Since initial recognition, financial liabilities at FVTPL is measured at fair value, and changes in the fair value are recognized as profit or loss.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(q) Non-derivative financial liabilities (continued)

iii) Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities.  At the date of initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition.  Subsequent to initial recognition, other financial liabilities are measured at amortized cost using the effective interest method.

The Group derecognizes a financial liability from the consolidated statement of financial position when it is extinguished (i.e. when the obligation specified in the contract is discharged, cancelled or expires).

(r) Equity capital

i) Capital stock

Capital stock is classified as equity.  Incremental costs directly attributable to the transaction of stock are deducted from equity, net of any tax effects.

ii) Hybrid bonds

The Group classifies an issued financial instrument, or its component parts, as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument.  Hybrid bonds where the Group has an unconditional right to avoid delivering cash or another financial asset to settle a contractual obligation are classified as an equity instrument and presented in equity.

iii) Non-controlling interests

Non-controlling interests, which represent the equity in a subsidiary not attributable, directly or indirectly, to a parent’s ownership interests, consist of the amount of those non-controlling interests at the date of the original combination calculated in accordance with K-IFRS No.1103, ‘Business Combinations’ and the non-controlling interests share of changes in equity since the date of the combination.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(s) Employee benefits

i) Short-term employee benefits

Short-term employee benefits are employee benefits that are due to be settled within 12 months after the end of the period in which the employees render the related service.  When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service.

ii) Other long-term employee benefits

The Group’s net obligation in respect of other long-term employee benefits that are not expected to be settled wholly before 12 months after the end of the annual reporting period in which the employees render the related service, is the amount of future benefit that employees have earned in return for their service in the current and prior periods.  That benefit is discounted to determine its present value.  Remeasurements are recognized in profit or loss in the period in which they arise.

iii) Retirement benefits: defined benefit plans

A defined benefit plan is a post-employment benefit plan other than a defined contribution plan.  The Group’s net obligation in respect of defined benefit plans is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value.  The fair value of plan assets is deducted.  The calculation is performed annually by an independent actuary using the projected unit credit method.

The discount rate is the yield at the reporting date on high-quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid.  The Group recognizes service cost and net interest on the net defined benefit liability (asset) in profit or loss and remeasurements of the net defined benefit liability (asset) in other comprehensive income.

iv) Retirement benefits: defined contribution plans

The Group recognizes the contribution expense as an account of severance payments in profit or loss in the period according to the defined contribution plans.

v) Termination benefits

Termination benefits are expensed at the earlier of when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring.  If benefits are not expected to be wholly settled within 12 months of the reporting date, then they are discounted.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(t) Share-based payment transactions

The grant date fair value of share-based payment awards granted to employees is recognized as an employee expense, with a corresponding increase in equity, over the period that the employees unconditionally become entitled to the awards.  The amount recognized as an expense is adjusted to reflect the number of awards for which the related service and non-market vesting conditions are expected to be met, such that the amount ultimately recognized as an expense is based on the number of awards that do meet the related service and non-market performance conditions at the vesting date.  For share-based payment awards with non-vesting conditions, the grant date fair value of the share-based payment is measured to reflect such conditions and there is no true-up for differences between expected and actual outcomes.

The fair value of the amount payable to employees in respect of share appreciation rights, which are settled in cash, is recognized as an expense with a corresponding increase in liabilities, over the period that the employees unconditionally become entitled to payment.  The liability is remeasured at each reporting date and at settlement date.  Any changes in the fair value of the liability are recognized as personnel expense in profit or loss.

The Group has granted share-based payment based on Shinhan Financial Group’s share to the employees.  In accordance with a repayment arrangement with Shinhan Financial Group, the Group is required to pay Shinhan Financial Group for the provision of the share-based payments.  The Group recognizes the costs as expenses and accrued expenses in liabilities for the service period.  When vesting conditions are not satisfied because of death, retirement or dismissal of employees during the specified service period, no amount is recognized for goods or services received on a cumulative basis.  Share-based payment arrangements in which the Group has no obligation to settle the share-based payment transaction are accounted for as equity-settled share-based payment transactions, regardless of the repayment arrangement with Shinhan Financial Group.

(u) Provisions

Provisions are recognized when the Group has a present legal or constructive obligation as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation.

The risks and uncertainties that inevitably surround many events and circumstances are taken into account in reaching the best estimate of a provision.  Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate.  If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

Provisions shall be used only for expenditures for which the provisions are originally recognized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(v) Financial guarantee contract

A financial guarantee contract is a contract that requires the Group to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payment when due in accordance with the original or modified terms of a debt instrument.  Financial guarantee contracts are recognized initially at their fair value, and the initial fair value is amortized over the life of the financial guarantee contract.  The financial guarantee liability is subsequently measured at the higher of the amount of the best estimate of the expenditure required to settle the present obligation at the end of reporting period; and the amount initially recognized less, cumulative amortization recognized on a straight-line basis over the guarantee period.  Financial guarantee liabilities are included within other liabilities.

From January 1, 2018, after initial recognition, financial guarantee contracts are measured at the higher of:

- Loss allowance in accordance with K-IFRS No.1109, ‘Financial Instruments’

- The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with the principles of K-IFRS No.1115, ‘Revenue from Contracts with Customers’

(w) Recognition of revenues and expenses

Other than those under the scope of K-IFRS No.1017, ‘Leases’, K-IFRS No.1028, ‘Investments in Associates and Joint Ventures’, K-IFRS No.1109, ‘Financial Instruments’, K-IFRS No.1110, ‘Consolidated Financial Statements’, and K-IFRS No.1111, ‘Joint Arrangements’, the Group’s revenues are recognized using five-step revenue recognition model as follows: ① ‘Identifying the contract’ → ② ‘Identifying performance obligations’ → ③ ‘Determining the transaction price’ → ④ ‘Allocating the transaction price to performance obligations’ → ⑤ ‘Recognizing the revenue by satisfying performance obligations’.

i) Interest income and expense

Interest income and expense are in the scope of K-IFRS No.1109 and recognized in profit or loss using the effective interest method.  The effective interest rate is the rate that exactly discounts the estimated future cash payments and receipts through the expected life of the financial asset or liability or, where appropriate, a shorter period to the net carrying amount of the financial asset or liability.  When calculating the effective interest rate, the Group estimates cash flows considering all contractual terms of the financial instrument, but does not consider future credit losses.  The calculation includes all fees and points paid or received between parties to the contract that are an integral part of the effective interest rate, and all other premiums or discounts.  When it is not possible to estimate reliably the cash flows or the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Once a financial asset or a group of similar financial assets has been written down as a result of an impairment loss, interest income is thereafter recognized using the rate of interest used to discount the future cash flows for the purpose of measuring the impairment loss.

ii) Fees and commission

The recognition of revenue for financial service fees depends on the purposes for which the fees are assessed and the basis of accounting for any associated financial instrument.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(w) Recognition of revenues and expenses (continued)

ⓐ Fees that are an integral part of the effective interest rate of a financial instrument

Such fees are generally treated as an adjustment to the effective interest rate.  Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, preparing and processing documents, closing the transaction and the origination fees received on issuing financial liabilities.  However, when the financial instrument is measured at fair value with the change in fair value recognized in profit or loss, the fees are recognized as revenue when the instrument is initially recognized.

ⓑ Fees earned as services are provided

Fees and commission income, including investment management fees, sales commission, and account servicing fees, are recognized as revenue when the related service as a performance obligation is provided.

ⓒ Fees that are earned on the execution of a significant act

The fees that are earned on the execution of a significant act including commission on the allotment of shares or other securities to a client, placement fee for arranging a loan between a borrower and an investor and sales commission, are recognized as revenue when the significant act as a performance obligation has been completed.

iii) Dividends

Dividends income is recognized when the shareholder’s right to receive payment is established.  Usually this is the ex-dividend date for equity securities.

(x) Income tax

Income tax expense comprises current and deferred tax.  Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

Shinhan Financial Group, the parent company, files its national income tax return with the Korean tax authorities under the consolidated corporate tax system, which allows it to make national income tax payments based on the consolidated profits or losses of the Shinhan Financial Group and its wholly owned domestic subsidiaries including the Group.  Deferred taxes are measured based on the future tax benefits expected to be realized in consideration of the expected profits or losses of eligible companies in accordance with the consolidated corporate tax system.  Consolidated corporate tax amounts, once determined, are allocated to each of the subsidiaries and are used as a basis for the income taxes to be recorded in their stand-alone financial statements.

The Group recognizes deferred tax liabilities for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary difference and it is probable that the temporary difference will not reverse in the foreseeable future.  The Group recognizes deferred tax assets for all deductible temporary differences arising from investments in subsidiaries and associates, to the extent that it is probable that the temporary difference will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(x) Income tax (continued)

Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period.  The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period to recover or settle the carrying amount of its assets and liabilities.

The carrying amount of a deferred tax asset is reviewed at the end of each reporting period and reduced the carrying amount to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred tax asset to be utilized.

Deferred tax assets and liabilities are offset only if there is a legally enforceable right to offset the related current tax liabilities and assets, and they relate to income taxes levied by the same tax authority and they intend to settle current tax liabilities and assets on a net basis.

If any additional income tax expense exists by payment of dividends, the Group recognizes it when the liability relating to the payment is recognized.

(y) Accounting for trust accounts

The Group accounts for trust accounts separately from its bank accounts under the Financial Investment Services and Capital Markets Act and thus the trust accounts are not included in the accompanying consolidated financial statements.  Borrowings from trust accounts are included in other liabilities.  Trust fees and commissions in relation to the service provided to trust accounts by the Group are recognized as fees and commission income.

(z) Earnings per share

The Group presents basic and diluted earnings per share (EPS) data for its ordinary shares.  Basic EPS is calculated by dividing the profit or loss attributable to the ordinary shareholder of the Bank by the weighted average number of common shares outstanding during the period, adjusted for own shares held.  Diluted EPS is determined by adjusting the profit or loss attributable to ordinary shareholders and the weighted average number of ordinary shares outstanding, adjusted for own shares held, for the effects of all dilutive potential ordinary shares, which comprise share options granted to employees.

(aa) New standards and interpretations not yet adopted

The following new standards, interpretations and amendments to existing standards have been published and are mandatory for the Group for annual period beginning after January 1, 2018, and the Group has not early adopted them.

The Group is currently evaluating the effects from the application of these new standards on the consolidated financial statements.

i) K-IFRS No.1116, ‘Leases’

K-IFRS No.1116, published on May 22, 2017, replaces existing standards including K-IFRS No.1017, ‘Leases’, K-IFRS No.2104, ‘Determining whether an Arrangement contains a Lease’, K-IFRS No.2015, ‘Operating Leases - Incentives’ and K-IFRS No.2027, ‘Evaluating the Substance of Transactions Involving the Legal Form of a Lease’.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(aa) New standards and interpretations not yet adopted (continued)

At inception of a contract, an entity shall assess whether the contract is, or contains, a lease.  However, as a practical expedient, for the contracts previously identified as leases or not, an entity is not required to reassess whether the contract is, or contains, a lease at the date of initial application.

For a contract that is, or contains, a lease, a lessee or a lessor shall account for each lease component within the contract as a lease separately from non-lease components of the contract.

A lessee shall recognize a right-of-use asset, which indicates an asset that represents a lessee’s right to use an underlying asset for the lease term, and a lease liability, which indicates obligation to make lease payments.  However, a lessee may elect not to apply the requirements to short-term leases and leases for which the underlying asset is of low value.  Also, as a practical expedient, a lessee may elect, by class of underlying asset, not to separate non-lease components from lease components, and instead account for each lease component and any associated non-lease components as a single lease component.

There has not been a material change in the accounting treatments for a lessor from the existing standard K-IFRS No.1017.  K-IFRS No.1116 is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted.

ⓐ Transition method of K-IFRS No.1116, ‘Lease’

The lessee is required to apply either retrospective application (full retrospective approach) to each past reporting period presented in accordance with K-IFRS No.1008, ‘Accounting Policies, Changes in Accounting Estimates and Errors’ or recognize the cumulative effect of the initial application at the date of initial application (cumulative effect of batch reconciliation action).

The Group plans to apply K-IFRS No.1116 for the first time by applying cumulative effect of the initial application as of January 1, 2019. Accordingly, the cumulative effect of applying K-IFRS No.1116 is adjusted in the retained earnings (or, where appropriate, other components of equity) at the date of initial application and the comparative financial statements are not going to be restated.

ⓑ Financial effect of K-IFRS No.1116, ‘Lease’

The Group assessed the impact on the consolidated financial statements based on the situation and available information as of December 31, 2018, in order to assess the financial impact of the initial adoption of K-IFRS No.1116.

As of December 31, 2018, the aggregate amount of the minimum lease payments prior to the present value discount for the assets currently used as operating leases is approximately ~~W~~519 billion and the discounted amount is approximately ~~W~~505 billion if discounted by the incremental borrowing rate of the lessee. However, the Group will account for each lease element and associated non-lease element as a single lease element, using the simplified method of accounting for contracts that include all or part of the lease.

As a result of a detailed analysis of the effect on the financial statements, the Group expects the right-to-use assets and lease liabilities as of December 31, 2018 to increase by approximately ~~W~~502 billion and approximately ~~W~~461 billion, respectively.

ii) Amendment of K-IFRS No.1109, ‘Financial instruments’

Financial assets that are redeemable with reimbursable financial assets are remeasured to be measured at amortized cost. When the financial liabilities measured at amortized cost are changed but not eliminated, the effect of the change should be recognized in profit or loss. These amendments will be effective from the fiscal year beginning on or after January 1, 2019 and are subject to early adoption.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(aa) New standards and interpretations not yet adopted (continued)

iii) Amendment of K-IFRS No.1019, ‘Employee benefits’

If the change in the defined benefit plan results in the revision, reduction or settlement of the plan, the assumptions used in remeasurement of the net defined benefit obligation (asset) to estimate the current service cost and net interest for the remaining period of the period after the adjustments in the plan. In addition, the decrease in excess of the amount of unrecognized actuarial gain or loss is reflected in profit or loss as a part of past service cost or settlement profit or loss. The amendments are applied prospectively to the amendment, reduction, and settlement of systems that have occurred since the fiscal year beginning on or after January 1, 2019.

iv) Amendment of K-IFRS No.1028, ‘Investment in associates and joint ventures’

The clarification has been conducted that other financial instruments (financial instruments that do not apply the equity method) to the related companies or joint ventures are subject to K-IFRS No.1109, and that the long-term investment interests that form part of the net investment in the related companies or joint ventures was revised accordingly with the K-IFRS No.1109. These amendments will be effective from the fiscal year beginning on or after January 1, 2019 and are subject to early adoption. In addition, the first-time adoption of this standard does not require reclassification of comparative information by applying the transitional provisions of K-IFRS No.1109, and the effect of retroactive application is reflected in the beginning retained earnings (or other appropriate capital elements) at the date of initial application.

v) Establishment of K-IFRS No.2123, ‘Uncertainty over income tax treatments’

The interpretation is applied to the recognition and measurement of deferred tax and deferred income tax if there is uncertainty about whether or not the tax treatment applied by the entity will be recognized by the taxing authority.  Guidance on accounting units of uncertainty in taxation and circumstances requiring reevaluation Includes. The interpretation is effective from January 1, 2019, and it can choose between retroactively reclassifying comparative financial statements or reflect the effect of the change on the basis of the first year of adoption.

vi) Annual amendments through year 2015 – 2017

vi-i) K-IFRS No.1103, ‘Business combination’

The business combination that is held in stages to acquire control over the joint business (meeting the definition of the business) while retaining the rights and liabilities for the assets related to the joint business. Therefore, Remeasurement should be conducted for all underlying assets and liabilities. The amendments are effective for annual periods beginning on or after January 1, 2019, or reflect the effect of the change on the basis of the first year of adoption.

vi-ii) K-IFRS No.1012, ‘Income taxes’

The provisions of paragraph 57A of K-IFRS No.1012 (defining the timing and recognition of dividend tax effects) apply to all income tax effects of dividends and are recognized in profit or loss, other comprehensive income or capital. This amendment is effective for fiscal years beginning on or after January 1, 2019, but may be applied early.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(ab) Accounting policies in accordance with K-IFRS No.1039

The following accounting policies are applied to the comparative separate statements of financial position as of December 31, 2017, and the separate statements of comprehensive income, changes in equity and cash flows for the years then ended, and notes.

i) Non-derivative financial assets

Financial assets are classified into financial assets at fair value through profit or loss, loans and receivables, available-for-sale financial assets and held-to-maturity financial assets.  Financial assets are recognized when the Group becomes a party to the contractual provisions of the instrument.  In addition, a regular way purchase or sale (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the market concerned) is recognized on the trade date.

A financial asset is measured initially at its fair value plus, for an item not at fair value through profit or loss, transaction costs that are directly attributable to its acquisition of the financial asset.

ⓐ Financial assets at fair value through profit or loss

A financial asset is classified as at fair value through profit or loss if it is held for trading or is designated at fair value through profit or loss.  Upon initial recognition, transaction costs are recognized in profit or loss when incurred.  Financial assets at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss.

ⓑ Held-to-maturity financial assets

A non-derivative financial asset with a fixed or determinable payment and fixed maturity, for which the Group has the positive intention and ability to hold to maturity, is classified as held-to-maturity investments.  Subsequent to initial recognition, held-to-maturity investments are measured at amortized cost using the effective interest method.

ⓒ Loans and receivables

Loans and receivables are financial assets with fixed or determinable payments that are not quoted in an active market.  Subsequent to initial recognition, loans and receivables are measured at amortized cost using the effective interest method.

ⓓ Available-for-sale financial assets

Available-for-sale financial assets are those non-derivative financial assets that are designated as available-for-sale or are not classified as financial assets at fair value through profit or loss, held-to-maturity investments or loans and receivables.  Subsequent to initial recognition, they are measured at fair value, which changes in fair value, net of any tax effect, recorded in other comprehensive income in equity.  Investments in equity instruments that do not have a quoted market price in an active market and whose fair value cannot be reliably measured and derivatives those are linked to and must be settled by delivery of such unquoted equity instruments are measured at cost.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.  Significant accounting policies (continued)

(ab) Accounting policies in accordance with K-IFRS No.1039 (continued)

ii) Impairment of financial assets

A financial asset not carried at fair value through profit or loss is assessed at each reporting date to determine whether there is objective evidence that it is impaired.  A financial asset is impaired if objective evidence indicates that a loss event has occurred after the initial recognition of the asset, and that the loss event had a negative effect on the estimated future cash flows of that asset that can be estimated reliably.  However, losses expected as a result of future events, regardless of likelihood, are not recognized.

If any objective evidence of impairment exists, impairment losses should be measured by the following categories of financial assets and recognized in profit or loss.

ⓐ Loans

The Group first assesses whether objective evidence of impairment exists individually for loans that are individually significant, and individually or collectively for financial assets that are not individually significant.  If the Group determines that no objective evidence of impairment exists for an individually assessed financial asset, whether significant or not, it includes the asset in a group of financial assets with similar credit risk characteristics and collectively assesses them for impairment.  Assets that are individually assessed for impairment and for which an impairment loss is or continues to be recognized are not included in a collective assessment of impairment.

If there is objective evidence that an impairment loss on loans and receivables has been incurred, the amount of the loss is measured as the difference between the asset's carrying amount and the present value of estimated future cash flows (excluding future credit losses that have not been incurred) discounted at the financial asset's original effective interest rate (i.e., the effective interest rate computed at initial recognition).

If the interest rate of loans is a floating rate, the discount rate used to evaluate impairment is the current effective interest rate defined in the agreement.  The present value of estimated future cash flows of secured financial assets is calculated by including cash flows from collateral after deducting costs to acquire and sell the collateral, regardless of probability of realization of such collateral.

In assessing collective impairment, the Group classifies loans, based on credit risk assessment or a credit rating assessment process that takes into account asset type, industry, regional location, collateral type, delinquency and other relative factors.

Future cash flows of loans subject to collective impairment assessment are estimated by using statistical modelling of historical trends of the probability of default, timing of recoveries and the amount of losses incurred, adjusted for management’s judgment as to whether current economic and credit conditions are such that the impairment losses are likely to be greater or less than suggested by historical modelling.  In adjusting the future cash flows by historical modelling, the result has to be in line with changes and trends of observable data (e.g., impairment losses of collective assets and unemployment rates, asset prices, commodity prices, payment status and other variables representing the size of impairment losses).  Methodologies and assumptions used to estimate future cash flow are reviewed on a regular basis in order to reduce discrepancy between estimated impairment losses and actual loss.

Impairment losses are recognized in profit or loss and reflected in an allowance account against loans.  When a subsequent event causes the amount of impairment losses to decrease, and the decrease can be related objectively to an event occurring after the impairment is recognized, the decrease in impairment losses is reversed through profit or loss of the period.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(ab) Accounting policies in accordance with K-IFRS No.1039 (continued)

ⓑ Available-for-sale financial assets

When a decline in the fair value of an available-for-sale financial asset has been recognized in other comprehensive income and there is objective evidence that the asset is impaired, the cumulative loss that had been recognized in other comprehensive income is reclassified from equity to profit or loss as a reclassification adjustment even though the financial asset has not been derecognized.  Impairment losses recognized in profit or loss for an investment in an equity instrument classified as available-for-sale are not reversed through profit or loss.  If, in a subsequent period, the fair value of a debt instrument classified as available-for-sale increases and the increase can be objectively related to an event occurring after the impairment loss is recognized in profit or loss, the impairment loss is reversed, with the amount of the reversal recognized in profit or loss.

ⓒ Held-to-maturity financial assets

An impairment loss in respect of held-to-maturity financial assets measured at amortized cost is calculated as the difference between its carrying amount and the present value of the estimated future cash flows discounted at the asset’s original effective interest rate and is recognized in profit or loss.  Interest on the impaired asset continues to be recognized through the unwinding of the discount.  When a subsequent event causes the amount of impairment loss to decrease, the decrease in impairment loss is reversed through profit or loss.

iii) Derivative financial instruments

Derivatives are initially recognized at fair value.  Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

ⓐ Hedge Accounting

The Group holds forward exchange contracts, interest rate swaps, currency swaps and other derivative contracts to manage interest rate risk and foreign exchange risk.  The Group designated derivatives as hedging instruments to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge), and foreign currency risk of net investment in foreign operation (net investment hedges).

On initial designation of the hedge, the Group formally documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship.

ⓑ Fair value hedges

Changes in the fair value of a derivative hedging instrument designated as a fair value hedge are recognized in profit or loss.  The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the separate statement of comprehensive income.

The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised, or if the hedge no longer meets the criteria for hedge accounting.  Any adjustment arising from gain or loss on the hedged item attributable to the hedged risk is amortized to profit or loss from the date the hedge accounting is discontinued.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

3.Significant accounting policies (continued)

(y) Accounting policies in accordance with K-IFRS No.1039 (continued)

iii) Derivative financial instruments (continued)

ⓒ Cash flow hedges

When a derivative is designated as the hedging instrument in a hedge of the variability in cash flows attributable to a particular risk associated with a recognized asset or liability or a highly probable forecasted transaction that could affect profit or loss, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and presented in the hedging reserve in equity.  The amount recognized in other comprehensive income is removed and included in profit or loss in the same period as the hedged cash flows affect profit or loss under the same line item in the separate statements of comprehensive income as the hedged item.  Any ineffective portion of changes in the fair value of the derivative is recognized immediately in profit or loss.

If the hedging instrument no longer meets the criteria for hedge accounting, expires or is sold, terminated, exercised, or the designation is revoked, then hedge accounting is discontinued prospectively.  The cumulative gain or loss previously recognized in other comprehensive income and presented in the hedging reserve in equity remains there until the forecasted transaction affects profit or loss.  When the hedged item is a non-financial asset, the amount recognized in other comprehensive income is transferred to the carrying amount of the asset when the asset is recognized.  If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.  In other cases the amount recognized in other comprehensive income is transferred to profit or loss in the same period that the hedged item affects profit or loss.

ⓓ Hedge of net investment

Foreign currency differences arising on the retranslation of a financial liability designated as a hedge of a net investment in a foreign operation are recognized in other comprehensive income to the extent that the hedge is effective.  To the extent that the hedge is ineffective, such differences are recognized in profit or loss.  When the hedged part of a net investment is disposed of, the relevant amount in the accumulated other comprehensive income is transferred to profit or loss as part of the profit or loss on disposal in accordance with K-IFRS No.1021, ‘The Effects of Changes in Foreign Exchange Rates’.

ⓔ Embedded derivatives

Embedded derivatives are separated from the host contract and accounted for separately only if the economic characteristics and risks of the host contract and the embedded derivative are not closely related; a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative; and the combined instrument is not measured at fair value through profit or loss.  Changes in the fair value of separable embedded derivatives are recognized immediately in profit or loss.

ⓕ Other derivative financial instruments

Changes in the fair value of other derivative financial instrument not designated as a hedging instrument are recognized immediately in profit or loss.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.  Financial risk management

4-1. Credit risk

Credit risk is the risk of financial loss of the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligation, and arises principally from due from banks, the lending process related to loans, investment activities in debt securities and off balance sheet items including loan commitments, etc. Credit risk management is critical to the Group’s business activities; thus, the Group carefully manages the credit risk exposure.

(a) Credit risk management

Major policies of the credit risk management are determined by the Risk Policy Committee, which is the Group’s executive decision-making body for credit risk management.  The Risk Policy Committee is led by the Group’s Deputy President and Head of Risk Management Group.  The Risk Policy Committee also consists of chief officers from eight different business units.  The Credit Review Committee performs credit review evaluations and operates separately from the Risk Policy Committee.

Each business unit is required to implement the Group’s risk management policies and procedures.  Risk Management Department reviews compliance of business units with agreed exposure limits established by the Risk Policy Committee, including those for selected industries, country risk and product types.

The Group established the authorization structure for the approval and renewal of credit facilities.  Authorization limits are allocated to the business unit credit officer.  Larger facilities require approval by the Credit Committee.  The Group assesses all credit exposures in excess of designated limits, prior to facilities being committed to customers by the business unit concerned.  Renewals and review of facilities are subject to the same review process.

The Group is responsible for limiting concentrations of exposures to counterparties, geographies and industries, and by issuers, credit rating band, market liquidity and country.

The Group develops and maintains the risk grading system in order to categorize exposures according to the degree of risk of financial loss faced and to focus management on the attendant risks.  The risk grading system is used in determining credit approvals, credit renewals, credit pricing, credit limits, or where impairment provisions may be required against specific credit exposures for existing loans.

Each business unit is responsible for the quality and performance of its credit portfolio and for monitoring and controlling all credit risks in its portfolio, including those subject to central approval.  In addition to periodic loan reviews by credit officers, the Group also utilizes an automated monitoring tool which conducts searches for companies with high probability of default.  Regular reports on the credit quality of local portfolios are provided to the Credit Administration Department who may require appropriate corrective action to be taken.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.  Financial risk management (continued)

4-1. Credit risk (continued)

(b) Risk management and risk mitigation policy

In order to control the credit risk of the Group at an appropriate level, the following risk management system is established and operated.

- Credit risk limits are set and managed by business sector, customer, product, industry, etc. based on credit VaR (Value at Risk) and maximum exposure amount.

- The risk department establishes and manages limits for credit VaR, and maximum exposure limits. The credit planning department and the credit assessment department conduct maximum exposure limits.

- The risk engineering department and risk engineering department establishes a credit risk limit operation plan for the entire bank at least once a year, and commits it to the risk policy committee.

- Each business unit monitors and adheres to credit risk limits assigned to each business unit.

- Identify and manage by individual and corporate customers, industry and nationality for identified credit risk.

- Set limits on acceptable risks for individual borrowers or borrowers, and by geographical sectors.

- The risk is reviewed on an annual basis or within a period when it is deemed necessary, and the limits of risks by product, industry and country are approved by the Board on a quarterly basis.

- The maximum amount of exposure by the borrower, including the institution, is managed separately by the lower level limit for the accounts in the consolidated financial statements and the other accounts, and the limit of the risk is also determined for daily transactions related to commodity transactions such as foreign currency forward transactions.

- Actual maximum exposure limits is managed on a daily basis.

- Maximum credit risk exposure is managed in the process of analyzing the interest and principal repayment ability of the borrower, and if necessary, changes the loan limit in the process.

Other risk management measures are as follows.

i) Collateral

The Group has adopted policies and procedures to mitigate credit risk. In connection with credit risk, collateral is generally used, and the Group has adopted a policy for pledging certain types of assets. The main types of collateral are as follows:

- Mortgage

- Real estate, inventories, accounts receivable, etc.

- Financial instruments such as debt securities and equity securities

Long-term loans are generally collateralized. On the other hand, revolving personal loans are generally unsecured. In addition, in order to minimize losses due to credit risk, the Group establishes additional collateral for the counterparty in the event of an indication of impairment of the asset.

Collateral for financial assets other than loans is subject to the nature of the products. Except for special cases such as Asset Backed Securities (ABS), unsecured securities are common in the case of debt securities.

ii) Derivative financial instruments

The Group maintains a credit limit on the amount and duration of derivative financial instruments that are in between the disposal agreements after purchase.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.  Financial risk management (continued)

4-1. Credit risk (continued)

iii) Collective offsetting contracts

The Group limits its maximum exposure to credit losses by engaging in collective offsetting contracts with counterparties in performing significant number of transactions.

Collective offsetting contracts generally do not result from offsetting assets and liabilities in the consolidated financial statements, as transactions are usually set at a gross amount basis. However, when all amounts to the counterparty are set on a net basis, the credit risk associated with a favorable contract is reduced by collective offsetting contracts if losses are incurred.

The Group's overall maximum exposure to credit risk that is part of a collective offsetting contract can vary substantially within a short period of time because it is affected by each transaction.

iv) Credit related contracts

Warranties and credit guarantees have credit risks similar to credit. Credit (which guarantees credit on behalf of the customer by issuing a note to a third party for the amount requested under specific terms and conditions) is secured by the underlying commodities associated with them, it involves less risk. The credit enhancement arrangements represent the unused portion of the credit limit in the form of a credit, guarantee or letter of credit. In relation to the credit risk of a credit enhancement arrangement, the Group is potentially exposed to the same amount as the total unused arrangements. Long-term contracts generally have a greater degree of credit risk than short-term, and the Group monitors the maturity of credit arrangements.

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model)

i) Determining significant increases in credit risk since initial recognition

At each reporting date, the Group assesses whether the credit risk on a financial instrument has increased significantly since initial recognition.  When making the assessment, the Group uses the change in the risk of a default occurring over the expected life of the financial instrument instead of the change in the amount of expected credit losses.  To make that assessment, the Group compares the risk of a default occurring on the financial instrument as at the reporting date with the risk of a default occurring on the financial instrument as at the date of initial recognition and consider reasonable and supportable information, that is available without undue cost or effort, that is indicative of significant increases in credit risk since initial recognition. The supportable information also includes historical default data held by the Group and the analysis by internal credit risk rating specialists.

ⓐ Measuring the risk of default

The Group assigns an internal credit risk rating to each individual exposure based on observable data and historical experiences that have been found to have a reasonable correlation with the risk of default.  The internal credit risk rating is determined by considering both qualitative and quantitative factors that indicate the risk of default, which may vary depending on the nature of the exposure and the type of borrower.

The internal credit risk rating based on the borrower’s information related to each individual exposures on initial recognition, may change depending on the results of continuing monitoring and reviews.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.  Financial risk management (continued)

4-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

ⓑ Measuring term structure of probability of default

The Group accumulates information after analyzing the information regarding exposure to credit risk and default information by the type of product and borrower and results of internal credit risk assessment.  For some portfolios, the Group uses information obtained from external credit rating agencies when performing these analyses.

The Group applies statistical techniques to estimate the probability of default for the remaining life of the exposure from the accumulated data and to estimate changes in the estimated probability of default over time.

ⓒ Significant increases in credit risk

The Group uses the indicators defined as per portfolio to determine the significant increase in credit risk and such indicators generally consist of changes in the risk of default estimated from changes in the internal credit risk rating, qualitative factors, days of delinquency, and others.  The method used to determine whether credit risk of financial instruments has significantly increased after the initial recognitions is summarized as follows:

Corporate exposures	Retail exposures

Significant change in credit ratings	Significant change in credit ratings
Continued past due more than 30 days	Continued past due more than 30 days
Loan classification of precautionary and below	Loan classification of precautionary and below
Borrower with early warning signals	Borrower with early warning signals
Negative net assets	Specific pool segment
Adverse audit opinion or disclaimer of opinion	Collective loans for housing for which the constructors are insolvent
Interest coverage ratios of below 1 for consecutive three years
Negative cash flows from operating activities for consecutive two years

The Group considers the credit risk of financial instrument has been significantly increased since initial recognition if a specific exposure is past due more than 30 days (however, for a specific portfolio if it is past due more than 7 days).  The Group counts the number of days past due from the earliest date on which the Group has not received the contractual payments in full from the borrower and does not consider the grace period granted to the borrower.

The Group regularly reviews the criteria for determining if there have been significant increases in credit risk from the following perspective.

- A significant increase in credit risk shall be identified prior to the occurrence of default.

- The criteria established to judge the significant increase in credit risk shall have a more predictive power than the criteria for days of delinquency.

- As a result of applying the judgment criteria, financial instruments shall not be to move too frequently between the 12-months expected credit losses measurement and the lifetime expected credit losses measurement.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.  Financial risk management (continued)

4-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

ii) Modified financial assets

If the contractual cash flows on a financial asset have been renegotiated or modified and the financial asset was not derecognized, the Group assesses whether there has been a significant increase in the credit risk of the financial instrument by comparing the risk of a default occurring at initial recognition based on the original, unmodified contractual terms and the risk of a default occurring at the reporting date based on the modified contractual terms.

The Group may adjust the contractual cash flows of loans to customers who are in financial difficulties in order to manage the risk of default and enhance the collectability (hereinafter referred to as ‘debt restructuring’).  These adjustments generally involve extension of maturity, changes in interest payment schedule, and changes in other contractual terms.

Debt restructuring is a qualitative indicator of a significant increase in credit risk and the Group recognizes lifetime expected credit losses for the exposure expected to be the subject of such adjustments.  If a borrower faithfully makes payments of contractual cash flows that were modified in accordance with the debt restructuring or if the borrower's internal credit rating has recovered to the level prior to the recognition of the lifetime expected credit losses, the Group recognizes the 12-months expected credit losses for that exposure again.

iii) Risk of default

The Group considers a financial asset to be in default if it meets one or more of the following conditions:

- if a borrower is overdue 90 days or more from the contractual payment date,

- if the Group judges that it is not possible to recover principal and interest without enforcing the collateral on a financial asset

The Group uses the following indicators when determining whether a borrower is in default:

- qualitative factors (e.g. breach of contract terms),

- quantitative factors (e.g. if the same borrower does not perform more than one payment obligations to the Group, the number of days past due per payment obligation.  However, in the case of a specific portfolio, the Group uses the number of days past due for each financial instrument)

- internal data and external data

The definition of default applied by the Group generally conforms to the definition of default defined for regulatory capital management purposes; however, depending on the situations, the information used to determine whether a default has incurred and the extent thereof may vary.

iv) Reflection of forward-looking information

The Group reflects forward-looking information presented by internal experts based on a variety of sources when measuring expected credit losses.  For the purpose of estimating these forward-looking information, the Group utilizes the economic outlook published by domestic and overseas research institutes or government and public agencies.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.  Financial risk management (continued)

4-1. Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

The Group reflects future macroeconomic conditions anticipated from a neutral standpoint that is free from bias in measuring expected credit losses.  Expected credit losses in this respect reflect conditions that are most likely to occur and are based on the same assumptions that the Group used in its business plan and management strategy.

The Group identified the key macroeconomic variables relevant to forecast credit risk and credit losses for each portfolio as follows by analyzing past experience data and drew correlations across credit risk for each variable.

Key macroeconomic variables	Correlation with credit risk

Economic growth	Negative
Consumer price change rates	Positive
Benchmark rate	Positive
3-year Korea Treasury Bond	Positive
3-year Corporate Bond	Positive
KOSPI	Negative

The predicted correlations between the macroeconomic variables and the risk of default, used by the Group, were derived based on data from the past nine years.

v) Measurement of expected credit losses

Key variables used in measuring expected credit losses are as follows:

- Probability of default (PD)

- Loss given default (LGD)

- Exposure at default (EAD)

These variables have been estimated from historical experience data by using the statistical techniques developed internally by the Group and have been adjusted to reflect forward-looking information.

Estimates of PD over a specified period are estimated by reflecting characteristics of counterparties and their exposure, based on a statistical model at a specific point of time.  The Group uses its own information to develop a statistical credit assessment model used for the estimation, and additional information observed in the market is considered for some portfolios such as a group of large corporates.  When a counterparty or exposure is concentrated in specific grades, the method of measuring PD for that grades would be adjusted, and the PD by grade is estimated by considering contract expiration of the exposure.

LGD refers to the expected loss if a borrower defaults.  The Group calculates LGD based on the experience recovery rate measured from past default exposures.  The model for measuring LGD is developed to reflect type of collateral, seniority of collateral, type of borrower, and cost of recovery.  In particular, LGD for retail loan products uses loan to value (LTV) as a key variable.  The recovery rate reflected in the LGD calculation is based on the present value of recovery amount, discounted at the effective interest rate.

EAD refers to the expected exposure at the time of default.  The Group derives EAD reflecting a rate at which the current exposure is expected to be used additionally up to the point of default within the contractual limit.  EAD of financial assets

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

is equal to the total carrying amount of the asset, and EAD of loan commitments or financial guarantee contracts is calculated as the sum of the amount expected to be used in the future.

4.Financial risk management (continued)

4-1.Credit risk (continued)

(c) Techniques, assumptions and input variables used to measure impairment (Expected credit loss model) (continued)

When measuring expected credit losses on financial assets, the Group reflects a period of expected credit loss measurement based on a contractual maturity.  The Group takes into consideration of the extension rights held by a borrower when deciding the contractual maturity.

Risk factors such as PD, LGD and EAD are collectively estimated according to the following criteria:

- Type of products

- Internal credit risk rating

- Type of collateral

- Loan to value (LTV)

- Industry that the borrower belongs to

- Location of the borrower or collateral

- Days of delinquency

The criteria for classification of groups are periodically reviewed to maintain homogeneity of the group and adjusted if necessary.  The Group uses external benchmark information to supplement internal information for a particular portfolio that did not have sufficient internal data accumulated from the past experience.

vi) Write-off of financial assets

The Group writes off a portion of or entire loan or debt security that is not expected to receive its principal and interest.  In general, the Group conducts write-off when it is deemed that the borrower has no sufficient resources or income to repay the principal and interest.  Such determination on write-off is carried out in accordance with the internal rules of the Group and is carried out with the approval of an external institution, if necessary.  Apart from write-off, the Group may continue to exercise its right of collection under its own recovery policy even after the write-off of financial assets.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

4-1. Credit risk (continued)

(d) Maximum exposure to credit risk

The Group’s maximum exposure to credit risk without taking account of any collateral held or other credit enhancements as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
Due from banks (*1)(*2):
Banks	~~W~~	5,155,564
Governments		5,425,800
		10,581,364
Loans at amortized cost (*1)(*2):
Banks		8,725,756
Retail:
Mortgage lending		49,114,592
Others		76,271,127
		125,385,719
Governments		690,658
Corporate
Large enterprises		32,548,577
Small and medium-sized enterprises		78,817,756
Special finance		4,965,619
Others		941
		116,332,893
Credit cards		98,780
		251,233,806
Loans at FVTPL:
Banks		20,004
Corporate
Large enterprises		319,918
Small and medium-sized enterprises		305,315
		625,233
		645,237
Securities at FVTPL:
Debt securities		15,334,231
Gold/silver deposits		154,881
		15,489,112
Securities at FVOCI (*1)		31,435,546
Securities at amortized cost (*1)		16,824,400
Derivative assets		1,484,458
Other financial assets (*1)(*3)		14,200,801
Off balance sheet items:
Financial guarantee contracts		4,391,207
Loan commitments and other liabilities for credit		91,002,891
		95,394,098
	~~W~~	437,288,822

(*1)	The maximum exposure amounts for due from banks and loans and other financial assets are measured as the amount net of allowances.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

(*2) Due from banks and loans were classified as similar credit risk group to be with consistent calculating capital adequacy ratio under New Basel Capital Accord (Basel III).

(*3) Other financial assets comprise accounts receivable, accrued income, guarantee deposits, domestic exchange settlements receivables, suspense receivables, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

4-1. Credit risk (continued)

(d) Maximum exposure to credit risk (continued)

		December 31, 2017

Due from banks and loans (*1)(*2):
Banks	~~W~~	9,826,462
Retail:
Mortgage lending		48,690,383
Others	﷐	65,913,610
		114,603,993
Governments		14,125,100
Corporate:
Large enterprises		32,746,281
Small and medium-sized enterprises		73,184,008
Special finance		4,076,599
Others		465
		110,007,353
Credit cards		81,673
		248,644,581
Trading assets:
Debt securities		10,506,358
Gold/silver deposits		189,297
		10,695,655
Derivative assets		2,604,090
Available-for-sale financial assets:
Debt securities		29,959,169
Held-to-maturity financial assets:
Debt securities		14,822,898
Other financial assets (*1)(*3)		9,080,904
Off balance sheet items:
Financial guarantee contracts		3,242,514
Loan commitments and other liabilities for credit		73,790,861
		77,033,375
	~~W~~	392,840,672

(*1) The maximum exposure amounts for due from banks and loans and other financial assets are measured as the amount net of allowances.

(*2) Due from banks and loans were classified as similar credit risk group to be with consistent calculating capital adequacy ratio under New Basel Capital Accord (Basel III).

(*3) Other financial assets comprise accounts receivable, accrued income, guarantee deposits, domestic exchange settlements receivables, suspense receivables, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

4-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade

i) The maximum exposure of financial instruments to credit risk by credit risk grade as of December 31, 2018 was as follows:

		12-month expected loss		Life time expected loss			Total	Allowances	Net	Mitigation of credit risk due to collateral
		Grade 1 (*2)	Grade 2 (*2)	Grade 1 (*2)	Grade 2 (*2)	Impaired
Due from banks:
Banks	~~W~~	5,162,123	-	3,816	-	-	5,165,939	(10,375)	5,155,564	-
Governments		5,430,210	-	-	-	-	5,430,210	(4,410)	5,425,800	-
		10,592,333	-	3,816	-	-	10,596,149	(14,785)	10,581,364	-
Loans at amortized cost:
Banks		7,715,882	921,256	91,050	11,494	-	8,739,682	(13,926)	8,725,756	54,903
Retail		113,520,487	4,138,405	4,853,910	2,897,946	340,159	125,750,907	(365,188)	125,385,719	75,022,341
Governments		688,758	2,399	-	-	-	691,157	(499)	690,658	-
Corporate		73,508,663	22,812,566	9,529,058	11,000,465	773,440	117,624,192	(1,291,299)	116,332,893	66,769,705
Credit cards		19	100,172	2	2,318	1,069	103,580	(4,800)	98,780	548
		195,433,809	27,974,798	14,474,020	13,912,223	1,114,668	252,909,518	(1,675,712)	251,233,806	141,847,497
Securities at FVOCI (*1)		24,490,856	6,838,860	-	105,830	-	31,435,546	-	31,435,546	-
Securities at amortized cost		16,006,518	800,172	22,474	-	-	16,829,164	(4,764)	16,824,400	-
	~~W~~	246,523,516	35,613,830	14,500,310	14,018,053	1,114,668	311,770,377	(1,695,261)	310,075,116	141,847,497

(*1) Provision for credit loss allowance recognized in other comprehensive income on securities at FVOCI is ~~W~~20,564 million.

(*2) Credit quality of due from banks and loans was classified based on the internal credit rating as follows:

Type of borrowers	Grade 1	Grade 2
Banks and Governments	OECD sovereign credit rating of 6 or above (as applied to the nationalities of the banks and governments)	OECD sovereign credit rating of below 6 (as applied to the nationalities of the banks and governments)
Retail	Pool of retail loans with probability of default of less than 2.25%	Pool of retail loans with probability of default of 2.25% or more
Corporate (loans and credit cards)	Internal credit rating of BBB+ or above	Internal credit rating of below BBB+
Credit cards (individuals)	For individual credit card holders, score of 7 or higher in Shinhan Card’s internal behavior scoring system	For individual credit card holders, score of below 7 in Shinhan Card’s internal behavior scoring system

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

4-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

ii) Credit risk exposure per credit grade of off-balance sheet items as of December 31, 2018 was as follows:

		December 31, 2018
		12-month expected credit loss	Life time expected credit loss	Impaired	Total
Financial guarantee:
Grade 1	~~W~~	2,117,330	144,396	-	2,261,726
Grade 2		1,975,530	152,162	-	2,127,692
Impaired		-	-	1,789	1,789
		4,092,860	296,558	1,789	4,391,207
Loan commitment and other credit line
Grade 1		69,820,060	2,995,450	-	72,815,510
Grade 2		16,931,240	1,256,141	-	18,187,381
		86,751,300	4,251,591	-	91,002,891
	~~W~~	90,844,160	4,548,149	1,789	95,394,098

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-1.Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

iii) Credit risk exposure per collateral of financial instruments as of December 31, 2018 was as follows:

		December 31, 2018
		12-month expected credit loss	Life time expected credit loss	Impaired	Total
Guarantees	~~W~~	12,805,907	3,827,687	50,198	16,683,792
Deposits and savings		761,631	222,692	677	985,000
Property and equipment		1,051,573	244,571	18,766	1,314,910
Real estate		113,055,399	13,530,936	256,917	126,843,252
	~~W~~	127,674,510	17,825,886	326,558	145,826,954

iv) Credit risk exposure per LTV of mortgage loans as of December 31, 2018 was as follows:

		December 31, 2018
		40% or less	Above 40% ~ 60%	Above 60% ~ 80%	Above 80% ~ 100%	Other	Total
Loans at amortized cost	~~W~~	16,867,813	15,050,255	13,489,872	3,126,966	601,275	49,136,181
Less: allowance		(1,321)	(2,208)	(6,340)	(5,715)	(6,005)	(21,589)
	~~W~~	16,866,492	15,048,047	13,483,532	3,121,251	595,270	49,114,592

v) Due from banks and loans as of December 31, 2017 was as follows:

		December 31, 2017
		Banks	Retail	Governments	Corporate	Credit cards	Total
Neither past due nor impaired	~~W~~	9,843,616	114,227,036	14,129,002	110,033,944	80,660	248,314,258
Past due but not impaired		-	451,639	-	176,579	6,925	635,143
Impaired		-	318,741	-	897,009	33	1,215,783
		9,843,616	114,997,416	14,129,002	111,107,532	87,618	250,165,184
Less: allowance		(17,154)	(393,423)	(3,902)	(1,100,179)	(5,945)	(1,520,603)
	~~W~~	9,826,462	114,603,993	14,125,100	110,007,353	81,673	248,644,581

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

4-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

vi) Credit quality of due from banks and loans that were neither past due nor impaired as of December 31, 2017 was as follows:

		December 31, 2017
		Banks	Retail	Governments	Corporate	Credit cards	Total
Grade 1	~~W~~	9,838,259	108,181,667	14,129,002	78,894,110	71,233	211,114,271
Grade 2		5,357	6,045,369	-	31,139,834	9,427	37,199,987
		9,843,616	114,227,036	14,129,002	110,033,944	80,660	248,314,258
Less: allowance		(17,154)	(196,716)	(3,902)	(566,569)	(5,945)	(790,286)
	~~W~~	9,826,462	114,030,320	14,125,100	109,467,375	74,715	247,523,972
Mitigation of credit risk due to collateral	~~W~~	96,660	74,797,088	-	57,116,428	258	132,010,434

vii) Aging analysis of due from banks and loans, that were past due but not impaired as of December 31, 2017 was as follows:

		December 31, 2017
		Retail	Corporate	Credit cards	Total
Less than 30 days	~~W~~	344,006	118,520	6,431	468,957
30 days ~ less than 60 days		54,305	30,418	66	84,789
60 days ~ less than 90 days		37,898	15,854	38	53,790
90 days or more		15,430	11,787	390	27,607
		451,639	176,579	6,925	635,143
Less: allowance		(50,863)	(8,219)	-	(59,082)
	~~W~~	400,776	168,360	6,925	576,061
Mitigation of credit risk due to collateral	~~W~~	318,660	89,618	2	408,280

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

4-1. Credit risk (continued)

(e) Credit risk exposure by credit risk grade (continued)

viii) Mitigation of credit risk due to the collateral of impaired due from banks and loans, net of allowance, as of December 31, 2017 was as follows:

		December 31, 2017
		Retail	Corporate	Credit cards	Total
Impaired	~~W~~	318,741	897,009	33	1,215,783
Less: allowance		(145,844)	(525,391)	-	(671,235)
	~~W~~	172,897	371,618	33	544,548
Mitigation of credit risk due to collateral	~~W~~	122,150	327,418	-	449,568

ix) Credit ratings of debt securities as of December 31, 2017 was as follows:

		December 31, 2017
		Trading assets	Available-for-sale financial assets	Held-to-maturity financial assets	Total
AAA	~~W~~	3,065,304	21,826,000	13,813,452	38,704,756
AA- to AA+		1,187,091	3,113,596	346,953	4,647,640
A- to A+		3,348,546	2,037,692	130,293	5,516,531
BBB- to BBB+		839,249	1,171,960	166,906	2,178,115
Lower than BBB-		47,981	421,016	177,840	646,837
Unrated		2,018,187	1,388,905	187,454	3,594,546
	~~W~~	10,506,358	29,959,169	14,822,898	55,288,425

x) The credit quality of debt securities according to the credit ratings by external rating agencies as of December 31, 2017 was as follows:

	KIS (*1)	KR (*2)	S&P	Fitch	Moody's
AAA	-	-	AAA	AAA	Aaa
AA- to AA+	AAA	AAA	AA- to AA+	AA- to AA+	Aa3 to Aa1
A- to A+	AA- to AA+	AA- to AA+	A- to A+	A- to A+	A3 to A1
BBB- to BBB+	BBB- to A	BBB- to A	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than BBB-	Lower than Baa3
Unrated	Unrated	Unrated	Unrated	Unrated	Unrated

(*1) KIS: Korea Investors Service

(*2) KR: Korea Ratings

xi) Information related to impairment for debt securities as of December 31, 2017 was as follows:

December 31, 2017
Neither past due nor impaired	~~W~~	55,288,425

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

4-1. Credit risk (continued)

(f) Nature and effect of modification in contractual cash flows

i) For the financial assets for which the loss allowances have been measured at amounts equal to the lifetime credit losses, and the contractual cash flows were modified during year ended December 31, 2018, the amortized costs before modification amounted to ~~W~~45,178 million and the net losses resulting from the modification amounted to ~~W~~14,953 million.

ii) As of December 31, 2018, the book value of financial asset, for which contractual cash flows have been modified while the loss allowance was measured at an amount equal to lifetime expected credit losses at initial recognition, and the loss allowance reverted to being measured at an amount equal to 12-month expected credit losses during the year ended December 31, 2018, is ~~W~~1,159 million.

(g) The contractual amounts outstanding on financial assets that were written-off but were still subject to enforcement activity as of December 31, 2018, were ~~W~~6,043,744 million.

(h) As of December 31, 2018 and 2017, there were no assets acquired by the execution of collateral.

(i) Concentration by geographic location

An analysis of concentration by geographic location for financial assets excluding equity securities, net of allowance, as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Korea	U.S.A	Japan	Vietnam	China	Other	Total
Due from banks: (*)
Banks	~~W~~	222,634	1,478,810	454,277	294,466	2,006,399	698,978	5,155,564
Governments		3,168,858	499,742	750,676	182,822	546,597	277,105	5,425,800
		3,391,492	1,978,553	1,204,953	477,288	2,552,996	976,082	10,581,364
Loans at amortized cost:
Banks		5,180,244	15,360	186,618	627,411	1,215,043	1,501,080	8,725,756
Retail		118,927,400	358,470	3,440,600	1,031,270	971,159	656,820	125,385,719
Governments		688,261	-	-	-	-	2,397	690,658
Corporate		101,731,466	2,473,910	2,526,494	1,846,468	2,621,580	5,132,975	116,332,893
Credit cards		4,450	1,247	23	92,287	16	757	98,780
		226,531,821	2,848,987	6,153,735	3,597,436	4,807,798	7,294,029	251,233,806
							-
Loans at FVTPL		645,237	-	-	-	-	-	645,237
Securities at FVTPL		15,063,058	53,863	27,064	-	88,297	256,830	15,489,112
Securities at FVOCI		29,020,711	646,873	197,234	392,668	616,143	561,917	31,435,546
Securities at amortized cost		16,081,956	24,689	68,594	360,953	34,923	253,285	16,824,400
	~~W~~	290,734,275	5,552,964	7,651,580	4,828,345	8,100,157	9,342,144	326,209,465

		December 31, 2017
		Korea	U.S.A	Japan	Vietnam	China	Other	Total
Due from banks and loans: (*)
Banks	~~W~~	2,890,736	1,152,093	268,533	547,462	3,420,224	1,547,414	9,826,462
Retail		109,733,109	345,530	2,695,853	745,705	613,134	470,662	114,603,993
Governments		12,569,884	130,553	388,142	35,786	664,030	336,705	14,125,100
Corporate		97,068,853	2,140,109	2,130,721	1,596,579	2,530,295	4,540,796	110,007,353
Credit cards		3,751	859	60	76,194	18	791	81,673
		222,266,333	3,769,144	5,483,309	3,001,726	7,227,701	6,896,368	248,644,581

Trading assets		10,476,869	-	-	-	29,489	189,297	10,695,655
Available-for-sale financial assets		27,916,554	447,804	163,652	474,134	510,678	446,347	29,959,169
Held-to-maturity financial assets		14,273,306	31,988	34,487	237,641	37,096	208,380	14,822,898
	~~W~~	274,933,062	4,248,936	5,681,448	3,713,501	7,804,964	7,740,392	304,122,303

   (*) Geographical breakdown is the net book value, net of unrecognized balances and allowance for doubtful accounts.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

4-1. Credit risk (continued)

(j) Concentration by industry sector

An analysis of concentration by industry sector for financial assets excluding equity securities, net of allowance, as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Others	Retail customers	Total
Due from banks:(*1)
Banks	~~W~~	5,155,564	-	-	-	-	-	5,155,564
Governments		5,425,800	-	-	-	-	-	5,425,800
		10,581,364	-	-	-	-	-	10,581,364
Loans at amortized cost:
Banks		8,369,039	2,219	-	300	354,198	-	8,725,756
Retail		-	-	-	-	-	125,385,719	125,385,719
Governments		690,658	-	-	-	-	-	690,658
Corporate		4,618,663	42,921,485	16,119,877	22,832,074	29,840,794	-	116,332,893
Credit cards		-	-	-	-	-	98,780	98,780
		13,678,360	42,923,704	16,119,877	22,832,374	30,194,992	125,484,499	251,233,806
						-
Loans at FVTPL		62,005	178,827	208,633	20,004	175,768	-	645,237
Securities at FVTPL		10,749,389	824,042	1,032,448	124,471	2,758,762	-	15,489,112
Securities at FVOCI		19,383,586	1,468,235	242,857	332,101	10,008,767	-	31,435,546
Securities at amortized cost		4,630,825	99,437	-	61,275	12,032,863	-	16,824,400
	~~W~~	59,085,529	45,494,245	17,603,815	23,370,225	55,171,152	125,484,499	326,209,465

		December 31, 2017
		Finance and insurance	Manu- facturing	Retail and wholesale	Real estate and service	Others	Retail customers	Total
Due from banks and loans: (*1)
Banks	~~W~~	7,610,214	1,592	-	56,744	2,157,912	-	9,826,462
Retail		-	-	-	-	-	114,603,993	114,603,993
Governments		13,192,733	1,314	-	-	931,053	-	14,125,100
Corporate		3,160,611	39,462,251	15,384,000	18,943,931	33,056,560	-	110,007,353
Credit cards		-	-	-	-	-	81,673	81,673
		23,963,558	39,465,157	15,384,000	19,000,675	36,145,525	114,685,666	248,644,581

Trading assets		7,148,494	603,241	1,078,705	93,040	1,772,175	-	10,695,655
Available-for-sale financial assets		20,024,919	1,057,244	164,779	455,014	8,257,213	-	29,959,169
Held-to-maturity financial assets		4,491,644	48,981	-	62,129	10,220,144	-	14,822,898
	~~W~~	55,628,615	41,174,623	16,627,484	19,610,858	56,395,057	114,685,666	304,122,303

(*) Industrial breakdown is the net book value, net of unrecognized balances and allowance for doubtful accounts.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4. Financial risk management (continued)

4-2. Market risk

Market risk is the risk that changes in market price such as interest rates, equity prices, and foreign exchange rates, etc. will affect the Group’s income.  Trading position is exposed to the risk such as interest rates, equity prices, foreign exchange rates, etc., and non-trading position is mainly exposed to interest rates. The Group separates and manages its exposure to market risk between trading and non-trading position.

Overall authority for market risk is vested in the Risk Policy Committee.  The Risk Management Department is responsible for the development of detailed risk management policies which are subject to review and approval by the Risk Policy Committee and for the day-to-day review of their implementation.  The Risk Policy Committee also sets Value at Risk (VaR) limit, damage limit, sensitivity limit, investment limits, position limits, and stress damage limits of each department and desk.  The Risk Management Department monitors operation departments and reports regularly to the Risk Policy Committee and the Risk Management Committee.

Before launching a new product from each business unit, the Group is required to perform an objective analysis of the risk evaluation and examination of fair value measurement method from the Risk Management Department or Fair Value Evaluation Committee.  The Derivative and Structured Product Risk Review Committee reviews the related risk exposure and investment limit.

(a) Market risk management of trading positions

Trading position includes securities, foreign exchange position, and derivatives which are traded for profits.

Trading data of foreign exchange, stocks, bonds and derivatives from trading positions are tracked and daily risk limits are systematically monitored based on the Group’s risk management parameters.  Statistical analysis that complements the above risk management process and stress testing is performed regularly in order to manage the impact and loss of rapid economic changes.  These risk management processes enable the Group to manage the scale of potential losses within a certain range when a crisis occurs.

i) Measurement method on market risk arising from trading positions

The principal tool used to measure and control market risk exposure within the Group’s trading position is VaR.  The VaR of a trading position is the estimated loss that will arise on the portfolio over a specified period of time (ten days holding period) from an adverse market movement with a specified probability (confidence level). The Group measures market risk based on 99.9% confidence level by using the VaR model based on historical simulation.

VaR is a commonly used market risk management technique. However, VaR estimates possible losses over a certain period at a particular confidence level using the historical market movement data. The use of historical market movement data as a basis for determining the possible range of future outcome may not always cover all possible scenarios, especially those of an exceptional nature. VaR models assume that a holding period of generally one to ten days is sufficient prior to liquidating the underlying positions, but this may not be the case for certain highly illiquid assets or in situations in which there is severe general market illiquidity.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

4-2. Market risk (continued)

(a) Market risk management of trading positions (continued)

The Group directly applies the historical changes in interest rates, equity prices, and foreign exchange rates to current position.  The actual outputs are regularly monitored by testing the effectiveness of assumptions, measurements and parameter.  The application of this method does not prevent loss from larger market movement that exceeds the acceptable parameter.

VaR limit related to the operation of trading and non-trading portfolio is determined by management annually.  VaR is measured at least daily. The quality of VaR model is monitored consistently by examining the VaR results related to trading book.

ii) VaR of trading positions

An analysis of trading position VaR for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Average	Maximum	Minimum	Year-end
Interest rate risk	~~W~~	22,559	29,748	16,194	18,797
Equity risk		12,118	25,701	1,976	22,212
Foreign currency risk (*1)		39,282	45,738	34,162	34,294
Volatility risk		131	511	30	261
Commodity risk		17	61	-	24
Covariance		(30,150)	(44,297)	(14,337)	(21,298)
	~~W~~	43,957	57,462	38,025	54,290

		2017
		Average	Maximum	Minimum	Year-end
Interest rate risk	~~W~~	38,370	50,206	22,226	25,071
Equity risk		4,051	5,622	3,040	4,675
Foreign currency risk (*1)		43,827	46,108	41,562	41,947
Volatility risk		70	124	43	66
Commodity risk		22	46	-	14
Covariance		(36,397)	(46,003)	(24,840)	(26,367)
	~~W~~	49,943	56,103	42,031	45,406

(*1) The Group measured foreign currency risk arising from trading positions and non-trading positions.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

4-2. Market risk (continued)

(b) Market risk management of non-trading positions

The most critical market risk that arises from non-trading position is the interest rate risk.  Accordingly, the Group measures and manages market risk for non-trading position by taking into account effects of interest rate changes on both its net asset value and income.  Interest rate risk is the risk of loss from fluctuations in the future cash flows or fair values of financial instruments because of a change in market interest rates.

Interest rate risk is managed principally through monitoring interest rate gaps and by having pre-approved limits for repricing bands. The Risk Policy Committee is the monitoring body for compliance with these limits including establishing policies and setting the limits and is assisted by the Risk Management Department in its day-to-day monitoring activities.

The Group measures and manages interest rate risk by using various analyses such as interest rate gap, duration gap, and NII (Net Interest Income) simulation of each scenario through the ALM system (OFSA).  The Group also monitors interest rate VaR, earnings at risk (“EaR”), and gap rate of interest rate by setting the limits on a monthly basis.

i) Measurement method on market risk arising from non-trading positions

The Group measures interest rate VaR by using standard modified duration and interest rate volatility, and interest rate EaR by using impact period by maturity period and interest rate volatility based on a standard methodology provided by the Bank for International Settlements (“BIS”).

ii) Interest rate VaR and EaR for non-trading positions

Interest rate VaR and EaR for non-trading positions which were measured by the standard methodology provided by BIS as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Interest rate VaR	~~W~~	301,152	429,241
Interest rate EaR		371,682	174,262

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-2. Market risk (continued)

(c) Foreign exchange risk

The Group manages foreign currency risk based on general positions which includes all spot and future foreign currency positions, etc.  The Risk Policy Committee oversees the Group’s foreign exchange exposure for both trading and non-trading activities by establishing limits for the net foreign currencies open position.  The Group’s foreign exchange position is centralized at the FX & Derivatives Department. Dealers in the FX & Derivatives Department manage the Group’s overall position within the set limits through spot trading, forward contracts, currency options, futures and swaps and foreign exchange swaps. The Group’s foreign exchange transactions are mainly conducted in the U.S. dollar (USD), Japanese yen (JPY), euro (EUR) and Chinese yuan (CNY).  Other foreign currencies are limitedly traded.

Foreign currency denominated assets and liabilities as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		USD	JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	~~W~~	3,982,259	1,189,532	198,332	1,582,092	1,472,817	8,425,032
Securities at FVTPL		410,497	-	37,184	-	169,810	617,491
Derivative assets		111,036	285	2,299	406	11,875	125,901
Loans at amortized cost		15,522,744	6,859,420	1,275,174	3,496,937	5,934,618	33,088,893
Securities at FVOCI		2,628,613	125,512	-	357,682	696,230	3,808,037
Securities at amortized cost		116,333	128,512	-	34,955	617,648	897,448
Other financial assets		2,926,663	135,984	70,321	456,405	349,571	3,938,944
		25,698,145	8,439,245	1,583,310	5,928,477	9,252,569	50,901,746

Liabilities
Deposits		13,016,480	7,207,653	693,052	4,553,334	5,216,302	30,686,821
Financial liabilities at FVTPL		-	-	-	-	458,934	458,934
Derivative liabilities		165,761	-	1,914	2,089	4,892	174,656
Borrowings		5,881,097	444,481	280,949	395,719	167,995	7,170,241
Debt securities issued		4,110,789	317,125	40,933	-	1,103,732	5,572,579
Other financial liabilities		2,621,974	192,161	125,434	573,544	540,510	4,053,623
		25,796,101	8,161,420	1,142,282	5,524,686	7,492,365	48,116,854

Net assets (liabilities)		(97,956)	277,825	441,028	403,791	1,760,204	2,784,892

Off balance sheet items
Derivative exposures		316,006	(58,204)	(388,554)	(34,075)	(88,718)	(253,545)
Net position	~~W~~	218,050	219,621	52,474	369,716	1,671,486	2,531,347

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-2. Market risk (continued)

(c) Foreign exchange risk (continued)

		December 31, 2017
		USD	JPY	EUR	CNY	Others	Total
Assets
Cash and due from banks	~~W~~	2,343,055	955,205	267,008	1,932,502	1,482,475	6,980,245
Trading assets		5,273	-	-	-	189,297	194,570
Derivative assets		59,391	4	766	203	1,455	61,819
Loans		14,461,961	5,739,301	1,196,346	2,774,264	5,059,607	29,231,479
Available-for-sale financial assets		1,855,032	113,239	52,583	395,150	666,486	3,082,490
Held-to-maturity financial assets		78,975	137,100	-	37,096	451,922	705,093
Other financial assets		1,586,395	288,243	154,853	458,166	286,725	2,774,382
		20,390,082	7,233,092	1,671,556	5,597,381	8,137,967	43,030,078

Liabilities
Deposits		11,998,969	6,286,743	757,326	4,283,274	4,878,846	28,205,158
Trading liabilities		-	-	-	-	434,586	434,586
Derivative liabilities		101,520	195	631	4,734	713	107,793
Borrowings		4,960,709	291,342	231,539	407,678	68,988	5,960,256
Debt securities issued		3,027,696	249,616	31,981	196,380	419,781	3,925,454
Other financial liabilities		2,531,630	208,516	208,527	472,207	276,083	3,696,963
		22,620,524	7,036,412	1,230,004	5,364,273	6,078,997	42,330,210

Net assets (liabilities)		(2,230,442)	196,680	441,552	233,108	2,058,970	699,868

Off balance sheet items
Derivative exposures		2,142,130	9,462	(433,642)	81,099	(633,174)	1,165,875
Net position	~~W~~	(88,312)	206,142	7,910	314,207	1,425,796	1,865,743

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.Financial risk management (continued)

4-3. Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting obligations associated with its financial liabilities that are settled by delivering cash or another financial asset.  The Risk Policy Committee is responsible for establishing policies and setting the limits related to liquidity risk management.  The Risk Management Department evaluates and manages the Group’s overall liquidity risk and monitors compliance of all operating subsidiaries and foreign branches with limits on a daily basis.

The Group applies the following basic principles for liquidity risk management:

•	raise funding in sufficient amounts at the optimal time and reasonable costs;
•	maintain risk at appropriate levels and preemptively manage them through a prescribed risk limit system and an early warning signal detection system;
•	secure stable sources of revenue and minimize actual losses by implementing an effective asset-liability management system based on diversified sources of funding with varying maturities;
•	monitor and manage daily and intra-daily liquidity positions and risk exposures as to timely payment and settlement of financial obligations due under both normal and crisis situations;
•	conduct periodic contingency analysis in anticipation of any potential liquidity crisis and establish and implement emergency plans in case of a crisis actually happening; and
•	consider liquidity-related costs, benefits and risks in determining the price of products and services, employee performance evaluations and approval of launching new products and services.

The Group manages its liquidity risk within the limits set on won and foreign currency by using various analysis methods such as liquidity gap, real liquidity gap and loan-deposit ratio through the ALM system and various indices including risk limits, early warning index, and monitoring index.

The following table presents the Group’s cash flows of financial assets and financial liabilities.  The amounts disclosed in the table are the contractual undiscounted cash flows.  Since the effect of the discount is insignificant for the balance with the maturities of less than 12 months, the amount is the same as the book value.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4. Financial risk management (continued)

4-3. Liquidity risk (continued)

(a) Contractual maturities for financial instruments

Contractual maturities for financial assets and financial liabilities as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets
Cash and due from banks	~~W~~	11,756,787	675,537	673,225	82,202	58	-	13,187,809
Securities at FVTPL		15,612,433	-	-	-	-	-	15,612,433
Derivative assets		1,472,004	50,498	66,815	106,966	495,274	262,007	2,453,564
Loans at amortized cost		22,225,699	26,584,311	38,564,391	60,699,972	74,171,256	60,271,062	282,516,691
Loans at FVTPL		28,221	386,353	39,154	102,394	101,725	-	657,847
Securities at FVOCI		31,466,977	-	-	-	-	411,371	31,878,348
Securities at amortized cost		482,234	1,298,891	396,923	2,061,008	13,527,891	801,152	18,568,099
Other financial assets		13,152,211	-	-	-	-	1,110,556	14,262,767
	~~W~~	96,196,566	28,995,590	39,740,508	63,052,542	88,296,204	62,856,148	379,137,558
Liabilities
Deposits	~~W~~	119,899,315	23,977,712	33,362,815	54,459,955	27,536,213	2,835,925	262,071,935
Financial liabilities at FVTPL		459,336	193	53	10,403	10,124	-	480,109
Derivative liabilities		1,671,223	40,891	56,711	102,831	523,026	272,663	2,667,345
Borrowings		3,739,100	2,675,305	2,022,551	2,777,822	4,164,139	1,103,572	16,482,489
Debt securities issued		2,402,156	4,023,015	3,917,384	6,779,292	13,497,283	3,399,603	34,018,733
Other financial liabilities		15,377,699	-	-	-	130,122	-	15,507,821
	~~W~~	143,548,829	30,717,116	39,359,514	64,130,303	45,860,907	7,611,763	331,228,432

These amounts include cash flows of principal and interest on financial assets and financial liabilities.  The undiscounted cash flows were classified based on the earliest dates for obligated repayment. Financial assets at FVTPL and financial assets at FVOCI except for assets restricted for sale for certain periods were included in 1 month or less.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-3. Liquidity risk (continued)

(a) Contractual maturities for financial instruments (continued)

		December 31, 2017
		1 month or less	1 month~ 3 months or less	3 months~ 6 months or less	6 months~ 1 year or less	1 year~ 5 years or less	More than 5 years	Total
Assets
Cash and due from banks	~~W~~	17,692,577	640,029	231,699	131,391	5,008	-	18,700,704
Trading assets		11,216,398	-	-	-	-	-	11,216,398
Derivative assets		2,715,665	285,632	78,501	121,845	346,065	143,032	3,690,740
Loans		19,613,910	27,102,835	36,486,097	56,796,297	64,140,522	54,087,978	258,227,639
Available-for-sale financial assets		31,672,125	-	-	-	-	823,416	32,495,541
Held-to-maturity financial assets		121,160	143,405	202,680	1,372,783	13,567,630	1,050,348	16,458,006
Other financial assets		8,043,587	-	-	1,364	1,104,932	-	9,149,883
	~~W~~	91,075,422	28,171,901	36,998,977	58,423,680	79,164,157	56,104,774	349,938,911
Liabilities
Deposits	~~W~~	127,474,369	20,940,723	30,674,220	51,094,384	15,745,090	1,895,195	247,823,981
Trading liabilities		434,586	-	-	-	-	-	434,586
Derivative liabilities		2,484,338	38,289	30,028	46,915	164,442	60,717	2,824,729
Borrowings		5,469,114	2,354,580	1,296,828	2,338,371	2,763,308	632,682	14,854,883
Debt securities issued		612,200	2,812,829	2,155,415	6,868,469	12,190,221	2,940,935	27,580,069
Other financial liabilities		14,805,782	-	-	-	129,329	-	14,935,111
	~~W~~	151,280,389	26,146,421	34,156,491	60,348,139	30,992,390	5,529,529	308,453,359

These amounts include cash flows of principal and interest on financial assets and financial liabilities.  The undiscounted cash flows were classified based on the earliest dates for obligated repayment.  Trading assets and available-for-sale financial assets except for assets restricted for sale for certain periods were included in the less than 1 month.

(b) Contractual maturities for off balance sheet items

Financial guarantees such as financial guarantee contracts, loan commitments and others provided by the Group are classified based on the earliest date at which the Group should fulfill the obligation under the guarantee when the counterparty requests for the payment.

Off-balance sheet items as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Financial guarantee contracts	~~W~~	4,391,207	3,242,514
Loan commitments and others		91,002,891	73,790,861
	~~W~~	95,394,098	77,033,375

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.Financial risk management (continued)

4-4. Measurement of fair value

The fair value which the Group primarily uses for measurement of financial instruments are the published price quotations in an active market which are based on the market prices or the dealer price quotations of financial instruments traded in an active market where available, which is the best evidence of fair value.

If the market for a financial instrument is not active, fair value is established either by using a valuation technique or independent third-party valuation service.  The Group uses diverse valuation techniques under reasonable assumptions which are based on the inputs observable in markets at the end of each reporting period.

Valuation techniques include using the recent arm’s length market transactions between knowledgeable, willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flow analysis and option pricing models. For example, the fair value for interest swaps is the present value of estimated future cash flows, and fair value for foreign exchange forwards contracts is measured by using the published forward exchange rate at the end of each reporting period.

The Group classifies and discloses fair value of the financial instruments into the following three-level hierarchy:

(i) Level 1: Financial instruments measured at quoted prices from active markets are classified as level 1.

(ii) Level 2: Financial instruments measured using valuation techniques where all significant inputs are observable market data are classified as level 2.

(iii) Level 3: Financial instruments measured using valuation techniques where one or more significant inputs are not based on observable market data are classified as level 3.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value

i) The table below analyzes financial instruments measured at the fair value as of December 31, 2018 and 2017 by the level in the fair value hierarchy into which the fair value measurement is categorized:

		December 31, 2018
		Level 1	Level 2	Level 3	Total
Financial assets
Loans at FVTPL:
Loans	~~W~~	-	407,996	237,241	645,237
Securities at FVTPL:
Debt securities		1,039,563	13,020,589	1,274,079	15,334,231
Equity securities		79,567	-	43,754	123,321
Gold/silver deposits		154,881	-	-	154,881
Derivative assets:
Trading		-	1,440,695	2,675	1,443,370
Hedging		-	36,502	4,586	41,088
Securities at FVOCI:
Debt securities		9,223,783	22,211,763	-	31,435,546
Equity securities		135,815	-	306,987	442,802
	~~W~~	10,633,609	37,117,545	1,869,322	49,620,476
Financial liabilities
Financial liabilities at FVTPL:
Securities sold	~~W~~	20,625	-	-	20,625
Gold/silver deposits		458,934	-	-	458,934
Derivative liabilities:
Trading		953	1,295,021	2,658	1,298,632
Hedging		-	111,833	361,120	472,953
	~~W~~	480,512	1,406,854	363,778	2,251,144

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

		December 31, 2017
		Level 1	Level 2	Level 3	Total
Financial assets
Trading assets:
Debt securities	~~W~~	1,328,512	9,177,846	-	10,506,358
Equity securities		218,969	301,774	-	520,743
Gold/silver deposits		189,297	-	-	189,297
Derivative assets:
Trading		33	2,585,491	8,343	2,593,867
Hedging		-	8,424	1,799	10,223
Available-for-sale financial assets:
Debt securities		8,897,634	21,061,535	-	29,959,169
Equity securities		404,623	1,013,679	1,118,070	2,536,372
	~~W~~	11,039,068	34,148,749	1,128,212	46,316,029
Financial liabilities
Trading liabilities:
Gold/silver deposits	~~W~~	434,586	-	-	434,586
Derivative liabilities:
Trading		55	2,468,792	3,574	2,472,421
Hedging		-	95,353	425,162	520,515
	~~W~~	434,641	2,564,145	428,736	3,427,522

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

ii) There was no transfer between level 1 and level 2 for the years ended December 31, 2018 and 2017.

iii) Changes in level 3 of the fair value hierarchy

Changes in level 3 of the fair value hierarchy for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Loans at FVTPL	Securities at FVTPL	Securities at FVOCI	Net derivative instruments	Total
Beginning balance(*1)	~~W~~	113,168	841,791	279,560	(418,594)	815,925
Total gain or loss:
Recognized in profit or loss (*2)		3,012	278,898	-	56,362	338,272
Recognized in other comprehensive loss		-	-	27,484	-	27,484
Purchases/issues		187,474	292,109	-	(779)	478,804
Settlements		(66,413)	(94,965)	(57)	6,487	(154,948)
Transfers into level 3 (*3)		-	-	-	7	7
Ending balance	~~W~~	237,241	1,317,833	306,987	(356,517)	1,505,544

(*1) The beginning balance was restated in accordance with K-IFRS No.1109.

		December 31, 2017
		Trading assets	Available-for-sale financial assets	Net derivative instruments	Financial liabilities designated at fair value through profit or loss	Total
Beginning balance	~~W~~	14,936	1,131,599	(229,895)	(2,005)	914,635
Total gain or loss:
Recognized in profit or loss (*2)		-	(149,742)	(191,909)	4	(341,647)
Recognized in other comprehensive loss		-	(10,515)	-	-	(10,515)
Purchases/issues		-	238,333	2,441	-	240,774
Settlements		(14,936)	(95,035)	741	2,001	(107,229)
Transfers into level 3 (*3)		-	3,430	28	-	3,458
Ending balance	~~W~~	-	1,118,070	(418,594)	-	699,476

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

(*2) Gains or losses among the changes in level 3 of the fair value hierarchy and gains or losses related to financial instruments that the Group held as of December 31, 2018 and 2017 are presented in the statement of comprehensive income as follows:

		December 31, 2018		December 31, 2017
		Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year	Gains or losses recognized in profit or loss	Gains or losses recognized in profit or loss for financial instrument held at the end of the year
Net gain on financial assets at FVTPL	~~W~~	282,700	278,007	-	-
Net trading loss		-	-	(2,996)	(2,996)
Net gain on financial instruments designated at fair value through profit or loss		-	-	4	-
Net gain on sale of available- for-sale financial assets		-	-	1,232	989
Impairment loss on financial assets		-	-	(150,974)	(150,974)
Net other operating income (expenses)		55,572	55,572	(188,913)	(188,913)
	~~W~~	338,272	333,579	(341,647)	(341,894)

(*3) These financial instruments were transferred into or out of level 3 as the availability of observable market data has changed.  The Group recognized transfers between levels of the fair value hierarchy at the end of the reporting period during which the event or the change in circumstances that caused the transfer has occurred.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

iv) Valuation techniques and inputs used in measuring fair value of financial instruments

ⓐ Valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 as of December 31, 2018 and 2017 were as follows:

	December 31, 2018
	Type of financial instruments		Book value	Valuation techniques	Inputs
Financial assets
Loans at FVTPL		~~W~~	407,996	Discounted cash flow	Discount rate
Securities at FVTPL	Debt securities		13,020,589	Discounted cash flow Net asset value	Discount rate Price of underlying assets
Derivative assets	Trading		1,440,695	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		36,502
			1,477,197
Securities at FVOCI	Debt securities		22,211,763	Discounted cash flow	Discount rate
		~~W~~	37,117,545
Financial liabilities
Derivative liabilities	Trading	~~W~~	1,295,021	Option model, Discounted cash flow	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		111,833
		~~W~~	1,406,854

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

	December 31, 2017
	Type of financial instruments		Book value	Valuation techniques	Inputs
Financial assets
Trading assets	Debt securities	~~W~~	9,177,846	Discounted cash flow	Discount rate
	Equity securities		301,774	Net asset value	Price of underlying assets
			9,479,620
Derivative assets	Trading		2,585,491	Option model	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		8,424	Discounted cash flow
			2,593,915
Available-for-sale financial assets	Debt securities		21,061,535	Discounted cash flow	Discount rate
	Equity securities		1,013,679	Net asset value	Price of underlying assets
			22,075,214
		~~W~~	34,148,749
Financial liabilities
Derivative liabilities	Trading	~~W~~	2,468,792	Option model	Discount rate, foreign exchange rate, volatility, stock price, commodity index, etc.
	Hedging		95,353	Discounted cash flow
		~~W~~	2,564,145

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

ⓑ Information about valuation techniques and significant unobservable inputs in measuring financial instruments categorized as level 3 as of December 31, 2018 and 2017 were as follows:

	December 31, 2018
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Loans at FVTPL	Option model (*1)	Loans	~~W~~	237,241	Volatility of underlying assets	16.39%~42.56%
Securities at FVTPL	Net asset value method	Debt securities		1,274,079	Price of underlying assets	-
	Discounted cash flow	Equity securities		43,754	Discount rate Terminal growth rate	5.80%~17.00% 0.00%
				1,317,833

Derivative assets	Option model (*2)	Equity and foreign exchange related		145	Volatility of underlying assets	2.20%~25.96%
	Option model (*2)	Interest rates related		7,116	Volatility of underlying assets	0.42%~0.78%
					Regression coefficient	0.42%~1.65%
					Correlations	44.93%~90.34%
				7,261

Securities at FVOCI	Discounted cash flow	Equity securities		306,987	Discount rate	8.43%~17.40%
					Terminal growth rate	0.00%
			~~W~~	1,869,322

Financial liabilities
Derivative Liabilities	Option model (*2)	Equity and foreign exchange related	~~W~~	257	Volatility of underlying assets	2.20%~25.96%

	Option model (*2)	Interest rates related		363,521	Volatility of underlying assets	0.47%~0.78%
					Regression coefficient	0.42%~2.77%
					Correlations	28.15%~90.34%
			~~W~~	363,778

(*1) The Group uses binominal tree option model when measuring the fair value for loans at FVTPL.

(*2) Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a)	Financial instruments measured at fair value (continued)

	December 31, 2017
	Valuation technique	Type of financial instrument		Book value	Significant unobservable input	Range of estimates for unobservable input

Financial assets
Derivative assets	Option model (*1)	Equity and foreign exchange related	~~W~~	4,846	Volatility of underlying assets	1.32%~29.53%
					Correlations	0.14%
	Option model (*1)	Interest rates related		5,296	Volatility of underlying assets	0.42%~0.70%
					Regression coefficient	0.42%~1.65%
					Correlations	42.20%~90.33%
				10,142
Available-for-sale financial assets	Discounted cash flow	Equity securities		1,118,070	Discount rate	1.98%~20.51%

	Comparable company analysis				Terminal growth rate	0.00%
	Net asset value
			~~W~~	1,128,212

Financial liabilities
Derivative liabilities	Option model (*1)	Equity and foreign exchange related	~~W~~	80	Volatility of underlying asset	1.32%~26.30%
					Correlations	0.14%
	Option model (*1)	Interest rates related		428,656	Volatility of underlying asset	0.50%~0.70%
					Regression coefficient	1.65%~2.77%
					Correlations	32.63%~90.33%
			~~W~~	428,736

(*1) Option models that the Group uses in derivative valuation include Black-Scholes model, Hull-White model, Monte Carlo simulation, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(a) Financial instruments measured at fair value (continued)

v) Sensitivity to changes in unobservable inputs.

For level 3 fair value measurement, changing one or more of the unobservable inputs used to reasonably possible alternative assumptions would have the following effect on profit (loss), and other comprehensive income (loss) as of December 31, 2018 and 2017 were as follows:

			December 31, 2018
Type of financial instrument			Profit (loss) for the year		Other comprehensive income (loss) for the year
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Loans at FVTPL		~~W~~	8,858	(7,233)	-	-
Derivative assets (*1)	Equity and foreign exchange related		57	(38)	-	-
	Interest rates related		461	(701)	-	-
Securities at FVTPL (*2)
	Debt securities (*3)		1,176	(807)	-	-
	Equity securities		3,256	(1,754)	-	-
Securities at FVOCI (*2)	Equity securities		-	-	8,596	(4,843)
		~~W~~	13,808	(10,533)	8,596	(4,843)
Derivative liabilities (*1)	Equity and foreign exchange related	~~W~~	854	(912)	-	-
	Interest rates related		10,186	(10,362)	-	-
		~~W~~	11,040	(11,274)	-	-

(*1) Based on 10% of increase or decrease in volatility of underlying assets or correlations.

(*2) Based on changes in growth rate (0%~1%) and discount rate (-1%p~1%p).

(*3) ~~W~~1,033,938 million of Securities at FVTPL classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.

			December 31, 2017
Type of financial instrument			Profit (loss) for the year		Other comprehensive income (loss) for the year
			Favorable change	Unfavorable change	Favorable change	Unfavorable change
Derivative assets (*1)	Equity and foreign exchange related	~~W~~	1,238	(846)	-	-
	Interest rates related		278	(326)	-	-
Available-for-sale financial assets (*2)	Equity securities (*3)		-	-	16,435	(8,229)
		~~W~~	1,516	(1,172)	16,435	(8,229)
Derivative liabilities (*1)	Equity and foreign exchange related	~~W~~	10	(13)	-	-
	Interest rates related		13,820	(13,280)	-	-
		~~W~~	13,830	(13,293)	-	-

(*1) Based on 10% of increase or decrease in volatility of underlying assets or correlations.

(*2) Based on changes in growth rate (0%~1%) and discount rate (-1%p~1%p).

(*3) ~~W~~770,784 million of available-for-sale financial assets classified as level 3 are excluded from sensitivity analysis since calculation of sensitivity according to the fluctuation of input variables is impracticable.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost

i) The method of measuring the fair value of financial instruments measured at amortized cost is as follows:

Type	Measurement methods of fair value
Cash and due from banks

The book value and the fair value for cash are identical and most of deposits are floating interest rate deposits or next day deposits of a short-term instrument.  Therefore, the book value for deposits approximates fair value.

Loans at amortized cost	The fair value of loans at amortized cost is measured by discounting the expected cash flows at the market interest rate, credit risk, etc.
Securities at amortized cost	The fair value of securities at amortized cost is determined by applying the lesser of two quoted bond prices provided by two bond pricing agencies as of the latest trading date.
Deposits and borrowings

The book amount and the fair value for demand deposits, cash management account deposits, call money and bonds sold under repurchase agreements as short-term instruments are identical.  The fair value of others is measured by discounting the contractual cash flows at the market interest rate that takes into account the residual risk.

Debt securities issued

The fair value of deposits and borrowings is based on the published price quotations in an active market.  In case there is no observable market price, it is measured by discounting the contractual cash flow at the market interest rate that takes into account the residual risk.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

ii) The book value and the fair value of financial instruments measured at amortized cost as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Book value
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	~~W~~	2,568,913	-	-	2,568,913	2,568,913
Due from banks		10,596,149	-	(14,785)	10,581,364	10,581,364
Loans at amortized cost:
Household loans		112,594,439	418,020	(305,288)	112,707,171	113,677,417
Corporate loans		133,399,567	76,685	(1,339,174)	132,137,078	133,163,232
Public and other loans		2,729,075	1,558	(20,053)	2,710,580	2,733,532
Loans to bank		3,586,594	-	(6,395)	3,580,199	3,581,605
Credit card receivables		103,580	-	(4,802)	98,778	103,175
Securities at amortized cost:
Government bonds		11,695,562	-	(1,454)	11,694,108	11,793,483
Financial institutions bonds		929,757	-	(357)	929,400	931,157
Corporate bonds and others		4,129,043	-	(2,953)	4,126,090	4,165,754
Others		74,802	-	-	74,802	74,802
Other financial assets		14,262,768	(36,355)	(25,612)	14,200,801	14,218,601
	~~W~~	296,670,249	459,908	(1,720,873)	295,409,284	297,593,035
Liabilities
Deposits:
Demand deposits	~~W~~	104,998,305	-	-	104,998,305	104,998,305
Time deposits		135,486,566	-	-	135,486,566	135,414,254
Negotiable certificates of deposits		9,213,652	-	-	9,213,652	9,265,012
Note discount deposits		4,087,529	-	-	4,087,529	4,087,338
CMA (*1)		4,084,709	-	-	4,084,709	4,084,709
Others		21,963	-	-	21,963	21,963
Borrowings:
Call money		960,162	-	-	960,162	960,162
Bill sold		14,536	-	-	14,536	14,506
Bonds sold under repurchase agreements		83,028	-	-	83,028	83,028
Borrowings		15,098,953	(1,858)	-	15,097,095	15,163,551
Debt securities issued:
Debt securities issued in Korean won		26,418,732	(62,944)	-	26,355,788	26,625,655
Debt securities issued in foreign currencies		5,572,580	(29,102)	-	5,543,478	5,345,938
Other financial liabilities		15,462,193	(2,118)	-	15,460,075	15,443,585
	~~W~~	321,502,908	(96,022)	-	321,406,886	321,508,006

(*1) CMA: Cash management account deposits

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

		December 31, 2017
		Book value
		Balance	Unamortized balance	Allowance	Total	Fair value
Assets
Cash and due from banks:
Cash	~~W~~	1,749,897	-	-	1,749,897	1,749,897
Due from banks		16,926,471	-	(14,046)	16,912,425	16,912,425
Loans:
Household loans		103,724,329	361,170	(336,134)	103,749,365	103,425,377
Corporate loans		123,835,486	63,780	(1,150,289)	122,748,977	123,254,416
Public and other loans		2,203,307	1,146	(10,135)	2,194,318	2,202,338
Loans to bank		2,961,877	-	(4,054)	2,957,823	2,948,387
Credit card receivables		87,618	-	(5,945)	81,673	87,355
Held-to-maturity financial assets:
Government bonds		9,808,234	-	-	9,808,234	9,812,768
Financial institutions bonds		1,224,816	-	-	1,224,816	1,223,340
Corporate bonds and others		3,789,848	-	-	3,789,848	3,786,215
Other financial assets		9,149,590	(42,434)	(26,252)	9,080,904	9,102,615
	~~W~~	275,461,473	383,662	(1,546,855)	274,298,280	274,505,133
Liabilities
Deposits:
Demand deposits	~~W~~	101,742,731	-	-	101,742,731	101,742,731
Time deposits		125,787,781	-	-	125,787,781	125,659,179
Negotiable certificates of deposits		7,478,278	-	-	7,478,278	7,517,777
Note discount deposits		3,423,459	-	-	3,423,459	3,423,320
CMA		4,197,146	-	-	4,197,146	4,197,146
Others		24,349	-	-	24,349	24,349
Borrowings:
Call money		561,813	-	-	561,813	561,813
Bill sold		13,605	-	-	13,605	13,580
Bonds sold under repurchase agreements		297,599	-	-	297,599	297,599
Borrowings		13,744,713	(168)	-	13,744,545	13,725,468
Debt securities issued:
Debt securities issued in Korean won		21,587,948	(29,698)	-	21,558,250	21,417,544
Debt securities issued in foreign currencies		3,925,454	(23,277)	-	3,902,177	3,918,403
Other financial liabilities		14,972,891	(2,915)	-	14,969,976	14,942,184
	~~W~~	297,757,767	(56,058)	-	297,701,709	297,441,093

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iii) Fair value hierarchy of financial instruments which are not measured at fair value in the consolidated statements of financial position as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Level 1	Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	~~W~~	2,568,913	-	-	2,568,913
Due from banks		-	10,581,364	-	10,581,364
Loans at amortized cost:
Household loans		-	-	113,677,417	113,677,417
Corporate loans		-	-	133,163,232	133,163,232
Public and other loans		-	-	2,733,532	2,733,532
Loans to bank		-	2,499,812	1,081,793	3,581,605
Credit card receivables		-	-	103,175	103,175
Securities at amortized cost:
Government bonds		768,812	11,024,671	-	11,793,483
Financial institutions bonds		719,925	211,232	-	931,157
Corporate bonds and others		-	4,165,754	-	4,165,754
Others		-	74,802	-	74,802
Other financial assets		-	11,606,370	2,612,231	14,218,601
	~~W~~	4,057,650	40,164,005	253,371,380	297,593,035
Liabilities
Deposits:
Demand deposits	~~W~~	-	104,998,305	-	104,998,305
Time deposits		-	-	135,414,254	135,414,254
Negotiable certificates of deposits		-	-	9,265,012	9,265,012
Note discount deposits		-	-	4,087,338	4,087,338
CMA		-	4,084,709	-	4,084,709
Others		-	-	21,963	21,963
Borrowings:
Call money		-	960,162	-	960,162
Bill sold		-	-	14,506	14,506
Bonds sold under repurchase agreements		-	-	83,028	83,028
Borrowings		-	-	15,163,551	15,163,551
Debt securities issued:
Debt securities issued in Korean won		-	23,756,717	2,868,938	26,625,655
Debt securities issued in foreign currencies		-	5,345,938	-	5,345,938
Other financial liabilities		-	6,630,726	8,812,859	15,443,585
	~~W~~	-	145,776,557	175,731,449	321,508,006

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

		December 31, 2017
		Level 1	Level 2	Level 3	Total
Assets
Cash and due from banks:
Cash	~~W~~	1,749,897	-	-	1,749,897
Due from banks		-	16,912,425	-	16,912,425
Loans:
Household loans		-	-	103,425,377	103,425,377
Corporate loans		-	-	123,254,416	123,254,416
Public and other loans		-	-	2,202,338	2,202,338
Loans to bank		-	848,225	2,100,162	2,948,387
Credit card receivables		-	-	87,355	87,355
Held-to-maturity financial assets:
Government bonds		1,411,506	8,401,262	-	9,812,768
Financial institutions bonds		936,067	287,273	-	1,223,340
Corporate bonds and others		-	3,786,215	-	3,786,215
Other financial assets		-	6,832,567	2,270,048	9,102,615
	~~W~~	4,097,470	37,067,967	233,339,696	274,505,133
Liabilities
Deposits:
Demand deposits	~~W~~	-	101,742,731	-	101,742,731
Time deposits		-	-	125,659,179	125,659,179
Negotiable certificates of deposits		-	-	7,517,777	7,517,777
Note discount deposits		-	-	3,423,320	3,423,320
CMA		-	4,197,146	-	4,197,146
Others		-	-	24,349	24,349
Borrowings:
Call money		-	561,813	-	561,813
Bill sold		-	-	13,580	13,580
Bonds sold under repurchase agreements		-	-	297,599	297,599
Borrowings		-	-	13,725,468	13,725,468
Debt securities issued:
Debt securities issued in Korean won		-	18,877,627	2,539,917	21,417,544
Debt securities issued in foreign currencies		-	3,918,403	-	3,918,403
Other financial liabilities		-	5,642,142	9,300,042	14,942,184
	~~W~~	-	134,939,862	162,501,231	297,441,093

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(b) Financial instruments measured at amortized cost (continued)

iv) For financial instruments not measured at fair value in the statement of financial position but for which the fair value is disclosed, valuation techniques and inputs used in measuring fair value of financial instruments classified as level 2 or level 3 as of December 31, 2018 and 2017 were as follows :

	December 31, 2018
Level	Type of financial instrument		Fair value	Valuation technique	Inputs

Level 2	Securities at amortized cost	~~W~~	15,476,459	Discounted cash flow	Discount rate
Level 3	Loans at amortized cost		250,759,149		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,612,231		Discount rate
		~~W~~	268,847,839
Level 2	Debt securities issued	~~W~~	29,102,655	Discounted cash flow	Discount rate
Level 3	Deposits		147,759,425		Discount rate
	Borrowings		10,380,014		Discount rate
	Debt securities issued		2,868,938		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		8,812,859		Discount rate
		~~W~~	198,923,891

	December 31, 2017
Level	Type of financial instrument		Fair value (*1)	Valuation technique	Inputs

Level 2	Held-to-maturity financial assets	~~W~~	12,474,750	Discounted cash flow	Discount rate
Level 3	Loans		231,069,648		Discount rate, Credit spread, Prepayment rate
	Other financial assets		2,270,048		Discount rate
		~~W~~	245,814,446
Level 2	Debt securities issued	~~W~~	22,796,030	Discounted cash flow	Discount rate
Level 3	Deposits		135,627,081		Discount rate
	Borrowings		8,849,302		Discount rate
	Debt securities issued		2,539,917		Discount rate, Regression coefficient, Correlation coefficient
	Other financial liabilities		9,300,042		Discount rate
		~~W~~	179,112,372

(*1) The amounts, which were not evaluated by the valuation technique, are not included and disclosed because the carrying amount is the reasonable approximation of fair value.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(c) Deferred day one profit or loss for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Beginning balance	Deferred	Amortization	Ending balance
Loans at FVTPL	~~W~~	(4,929)	(2,506)	2,925	(4,510)
Securities at FVTPL		-	4	-	4

		December 31, 2017
		Beginning balance	Deferred	Amortization	Ending balance
Financial liabilities designated at fair value through profit or loss	~~W~~	(12)	-	12	-
Equity swap liabilities		12	-	(12)	-

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.  Financial risk management (continued)

4-4. Measurement of fair value (continued)

(d) Classification by category of financial instruments

Financial assets and liabilities were measured at fair value or amortized cost.  Financial instruments measured at fair value or amortized costs were measured in accordance with the Group’s valuation methodologies, which were described in Note 3.

The carrying amounts of each category of financial instruments as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Financial assets at FVTPL	Financial assets at FVOCI	Financial assets at amortized cost	Derivatives held for hedging	Total
Assets
Due from banks	~~W~~	-	-	10,581,364	-	10,581,364
Securities at FVTPL		15,612,433	-	-	-	15,612,433
Derivative assets		1,443,371	-	-	41,087	1,484,458
Loans at FVTPL		645,237	-	-	-	645,237
Loans at amortized cost		-	-	251,233,806	-	251,233,806
Securities at FVOCI		-	31,878,348	-	-	31,878,348
Securities at amortized cost		-	-	16,824,400	-	16,824,400
Other financial assets		-	-	14,200,801	-	14,200,801
	~~W~~	17,701,041	31,878,348	292,840,371	41,087	342,460,847

		Financial liabilities at FVTPL	Financial liabilities at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	~~W~~	-	257,892,724	-	257,892,724
Financial liabilities at FVTPL		479,559	-	-	479,559
Derivative liabilities		1,298,632	-	472,953	1,771,585
Borrowings		-	16,154,821	-	16,154,821
Debt securities issued		-	31,899,266	-	31,899,266
Other financial liabilities		-	15,460,075	-	15,460,075
	~~W~~	1,778,191	321,406,886	472,953	323,658,030

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(d) Classification by category of financial instruments (continued)

		December 31, 2017
		Financial assets at fair value through profit or loss	Available-for-sale financial assets	Held-to-maturity financial assets	Loans and receivables	Derivatives held for hedging	Total
Assets
Due from banks	~~W~~	-	-	-	16,912,425	-	16,912,425
Trading assets		11,216,398	-	-	-	-	11,216,398
Derivative assets		2,593,867	-	-	-	10,223	2,604,090
Loans		-	-	-	231,732,156	-	231,732,156
Available-for-sale financial assets		-	32,495,541	-	-	-	32,495,541
Held-to-maturity financial assets		-	-	14,822,898	-	-	14,822,898
Other financial assets		-	-	-	9,080,904	-	9,080,904
	~~W~~	13,810,265	32,495,541	14,822,898	257,725,485	10,223	318,864,412

		Trading liabilities	Financial liabilities measured at amortized cost	Derivatives held for hedging	Total
Liabilities
Deposits	~~W~~	-	242,653,744	-	242,653,744
Trading liabilities		434,586	-	-	434,586
Derivative liabilities		2,472,421	-	520,515	2,992,936
Borrowings		-	14,617,562	-	14,617,562
Debt securities issued		-	25,460,427	-	25,460,427
Other financial liabilities		-	14,969,976	-	14,969,976
	~~W~~	2,907,007	297,701,709	520,515	301,129,231

There are no financial assets and financial liabilities that are reclassified between financial instruments during the year.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-4. Measurement of fair value (continued)

(e) Financial instruments income and costs by category for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Interest income (expense)	Fees and commission income (expense)	Reversal of (provision for) credit loss allowance	Others	Total	Other comprehensive income (loss)
Securities at FVTPL	~~W~~	221,569	10,403	-	348,809	580,781	-
Securities at FVOCI		607,771	-	(8,395)	27,264	626,640	165,538
Securities at amortized cost		403,707	-	1,122	-	404,829	-
Loans at FVTPL		12,462	-	-	13,827	26,289	-
Loans at amortized cost		8,184,956	73,870	(245,113)	25,999	8,039,712	-
Other financial assets		166,260	113,305	1,400	-	280,965	-
Financial liabilities at FVTPL		-	(18)	-	-	(18)	-
Financial liabilities at amortized cost		(4,010,730)	(126)	-	(75,693)	(4,086,549)	(36,383)
Net derivatives held for hedging		-	-	-	75,757	75,757	505
Allowance for off balance sheet items		-	-	7,847	-	7,847	-
	~~W~~	5,585,995	197,434	(243,139)	415,963	5,956,253	129,660

		December 31, 2017
		Interest income (expense)	Fees and commission income (expense)	Impairment loss	Others	Total	Other comprehensive income (loss)
Trading assets	~~W~~	181,653	8,795	-	(136,955)	53,493	-
Available-for-sale financial assets		487,712	-	(178,228)	266,950	576,434	(131,022)
Held-to-maturity financial assets		355,696	-	-	-	355,696	-
Loans and receivables		7,098,340	164,801	(481,159)	40,511	6,822,493	-
Trading liabilities		-	(96)	-	-	(96)	-
Financial liabilities designated at fair value through profit or loss		-	-	-	(43)	(43)	-
Financial liabilities measured at amortized cost		(3,131,350)	(58)	-	194,559	(2,936,849)	90,727
Net derivatives held for hedging		-	-	-	(200,836)	(200,836)	6,626
	~~W~~	4,992,051	173,442	(659,387)	164,186	4,670,292	(33,669)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-5. Capital risk management

Capital regulations applicable to banks were adopted in 1988, which focused primarily on capital adequacy and asset soundness as a measure of risk.  Building upon the initial Basel Capital Accord of 1988, capital regulations were developed to reflect additional risks as well.  For the purpose of improving risk management and increasing capital adequacy of banks, capital adequacy standards based on the new Basel Capital Accord (Basel III) was implemented by the Financial Services Commission regulations beginning on December 1, 2013.  Under these regulations, all domestic banks including the Group are required to maintain a capital adequacy ratio of 8% or above and report whether the Group meet the capital adequacy ratio to the Financial Services Commission.

Under the Banking Act, the capital of a bank is divided into two categories.

(a)	Tier 1 capital (Common equity Tier 1 capital + Additional Tier 1 capital)

i) Common equity Tier 1 capital: Common equity Tier 1 capital consists of capital stock, capital surplus, retained earnings (excluding regulatory reserve for loan loss), accumulated other comprehensive income, other disclosed reserves, and non-controlling interests that meet certain criteria.

ii) Additional Tier 1 capital: Additional Tier 1 capital consists of equity instrument that meet certain criteria for perpetual nature of the equity instrument, any related capital surplus, instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

(b)	Tier 2 capital (Supplementary capital)

Tier 2 capital consists of instruments that meet certain criteria for loss absorption in case of liquidation, any related capital surplus, and instruments issued by consolidated subsidiaries of the Bank and held by third parties that meet certain criteria.

The capital adequacy ratio of the Group is calculated by ratios of Tier 1 and Tier 2 capital (less any capital deductions) to risk-weighted assets.  Pursuant to Basel III, operational risk, such as inadequate procedures, loss risk by employees, internal systems, occurrence of unexpected events, as well as credit risk, market risk and additional risk are taken into account in calculating the risk-weighted assets.

The Group evaluates and manages the capital adequacy ratio pursuant to internally developed standards.  It means that the Group assesses whether the level on ratio of available capital to economic capital is sufficient, or not.  The Group manages the economic adequacy by the amount of each risk type including credit, market, operation, interest rate, liquidity, concentration, and foreign currency settlement risk, as well as the total amounts of all of those risk types.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-5. Capital risk management (continued)

Details of capital categories and the capital adequacy ratio of the Group as of December 31, 2018 and 2017 were as follows:

Category		December 31, 2018	December 31, 2017
Capital:
Common equity Tier 1 capital	~~W~~	22,113,697	20,891,478
Additional Tier 1 capital		698,660	669,927
Tier 1 capital		22,812,357	21,561,405
Tier 2 capital		4,687,083	3,829,348
	~~W~~	27,499,440	25,390,753

Risk-weighted assets
Credit risk-weighted assets (*1)	~~W~~	154,994,030	146,784,021
Market risk-weighted assets		7,227,874	6,802,866
Operating risk-weighted assets		9,371,300	9,287,919
	~~W~~	171,593,204	162,874,806

Capital adequacy ratio:
Common equity Tier 1 capital ratio		12.89%	12.83%
Tier 1 capital ratio		13.29%	13.24%
Tier 2 capital ratio		2.73%	2.35%
Total capital ratio		16.03%	15.59%

(*1) The additional risk weighted assets resulting from the insufficient capital under capital floor is included in credit risk-weighted assets.

Pursuant to related regulations, the Group shall maintain the total capital ratio at 8.0% or above, Tier 1 capital ratio at 6.0% or above and common equity capital ratio at 4.5% or above.  In 2016, the minimum regulatory BIS capital requirement to be met by 2019 was raised to 14% due to the enforcement of Basel III capital regulations.  This is due to the additions of capital conservation buffer (2.5%p), additional capital buffer for Domestic Systemically Important Bank (“D-SIB”) (1.0%p) and countercyclical capital buffer (2.5%p) to the existing minimum capital ratio.  Capital conservation buffer and additional capital buffer for D-SIB will be adjusted upwards by 25%p per year through 2019 based on transitional arrangements.  The addition of countercyclical capital buffer can be used up to a maximum of the buffer rate of 2.5%p in a period of excess aggregate credit growth.  The minimum regulatory BIS capital ratio to be complied with as of the end of 2018 is 10.625%, which is due to the increases of 1.875%p for capital conservation buffer, 0.75%p for additional capital buffer for D-SIB, and 0%p for countercyclical capital buffer, respectively.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-6. Transaction as a transfer of financial instrument

(a) Transfers financial assets that were not derecognized

i) Bonds sold under repurchase agreements at a fixed price as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Transferred assets:
Securities at FVOCI	~~W~~	50,289	-
Securities at amortized cost		156,066	-
Available-for-sale financial assets		-	147,562
Held-to-maturity financial assets		-	615,352
	~~W~~	206,355	762,914
Associated liabilities:
Bonds sold under repurchase agreements	~~W~~	83,028	297,599

ii) When the Group's securities are transferred, the Group transfers the ownership of the securities, but upon the termination, the Group will have to return the securities. As a result, securities loaned as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017	Lender
Available-for-sale financial assets
Government bonds	~~W~~	-	278,956	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		-	319,580	Korea Securities Finance Corp., Korea Securities Depository
Securities at FVOCI:
Government bonds		595,149	-	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		319,770	-	Korea Securities Finance Corp., Korea Securities Depository
Securities at amortized cost:
Government bonds		40,149	-	Korea Securities Finance Corp., Korea Securities Depository
Financial institutions bonds		90,060	-	Korea Securities Finance Corp., Korea Securities Depository
	~~W~~	1,045,128	598,536

(b) Financial instruments that were qualified for derecognition but under continuing involvement.

There are no financial instrument that meets the conditions of derecognition and in which the Group has continuing involvement as of December 31, 2018 and 2017.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-7. Offsetting financial assets and financial liabilities

Details of financial assets and financial liabilities subject to offsetting, enforceable master netting agreements and similar agreements as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets (*1)	~~W~~	1,481,678	-	1,481,678	6,594,662	7,396	957,276
Other financial assets (*1)		6,077,656	-	6,077,656
Bonds sold under repurchase agreements related collateral of securities (*2)		206,356	-	206,356	83,028	-	123,328
Bonds purchased under resale agreement (Loans) (*2)		4,720,281	-	4,720,281	4,720,281	-	-
Securities lent (*2)		1,045,128	-	1,045,128	1,045,128	-	-
Domestic exchange settlements receivables (*3)		32,337,320	26,344,937	5,992,383	-	-	5,992,383
Receivable from disposal of securities, etc. (*4)		22,906	519	22,387	-	-	22,387
	~~W~~	45,891,325	26,345,456	19,545,869	12,443,099	7,396	7,095,374
Financial liabilities
Derivative liabilities (*1)	~~W~~	1,757,177	-	1,757,177	6,795,260	-	280,055
Other financial liabilities (*1)		5,318,138	-	5,318,138
Bonds sold under repurchase agreements (Borrowings) (*2)		83,028	-	83,028	83,028	-	-
Trading Securities		20,625	-	20,625	20,625	-	-
Domestic exchange settlement payables (*3)		27,361,193	26,344,937	1,016,256	1,016,256	-	-
Payable from purchase of securities, etc. (*4)		552	519	33	33	-	-
	~~W~~	34,540,713	26,345,456	8,195,257	7,915,202	-	280,055

(*1)

The Group has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2)	Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.
(*3)

The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis.  Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4)  Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.  The effect of offsetting due to the establishment of ‘Central Counter Party (“CCP”)’ system is included in the amount.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

4.Financial risk management (continued)

4-7. Offsetting financial assets and financial liabilities (continued)

		December 31, 2017
		Gross amounts of recognized financial assets and liabilities	Gross amounts of recognized financial assets and liabilities set off in the statement of financial position	Net amounts of financial assets and liabilities presented in the statement of financial position	Related amounts not set off in the statement of financial position
					Financial instruments	Cash collateral received	Net amount
Financial assets
Derivative assets (*1)	~~W~~	2,598,157	-	2,598,157	5,488,818	271,805	1,054,938
Other financial assets (*1)		4,217,404	-	4,217,404
Bonds sold under repurchase agreements related collateral of securities (*2)		434,631	-	434,631	297,599	-	137,032
Bonds purchased under resale agreement (Loans) (*2)		3,421,457	-	3,421,457	3,421,457	-	-
Securities lent (*2)		598,536	-	598,536	598,536	-	-
Domestic exchange settlements receivables (*3)		33,071,878	30,199,944	2,871,934	-	-	2,871,934
Receivables from disposal of securities, etc. (*4)		15,567	1,152	14,415	-	-	14,415
	~~W~~	44,357,630	30,201,096	14,156,534	9,806,410	271,805	4,078,319
Financial liabilities
Derivative liabilities (*1)	~~W~~	2,954,649	-	2,954,649	5,553,780	-	1,060,514
Other financial liabilities (*1)		3,659,645	-	3,659,645
Bonds sold under repurchase agreements (Borrowings) (*2)		297,599	-	297,599	297,599	-	-
Domestic exchange settlement payables (*3)		31,883,393	30,199,944	1,683,449	1,683,449	-	-
Payable from purchase of securities, etc. (*4)		1,519	1,152	367	326	-	41
	~~W~~	38,796,805	30,201,096	8,595,709	7,535,154	-	1,060,555

(*1)

The Group has certain derivative transactions subject to the ISDA (International Swaps and Derivatives Association) agreement.  According to the ISDA agreement, when credit events (e.g. default) of counterparties occur, the net amount after offsetting the amounts obligated by each party is settled.

(*2)	Resale and repurchase agreement, securities borrowing and lending agreement are also similar to ISDA agreement with respect to enforceable netting agreements.
(*3)

The Group has legally enforceable right to set off and settles financial assets and liabilities on a net basis.  Therefore, domestic exchanges settlement receivables (payables) are recorded on a net basis in the consolidated statements of financial position.

(*4)  Receivables and payables related to settlement of purchase and disposition of enlisted securities are offset and the net amount is presented in the consolidated statement of financial position because the Group currently has a legally enforceable right to set off the recognized amounts and intends to settle on a net basis.  The effect of offsetting due to the establishment of ‘Central Counter Party (“CCP”)’ system is included in the amount.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

5.Significant estimates and judgments

The preparation of consolidated financial statements requires the application of certain critical estimates and judgments relative to the future.  Management’s estimated outcomes may differ from actual outcomes.  The change in an accounting estimate is recognized prospectively in profit or loss in the period of the change, if the change affects that period only, or the period of the change and future periods, if the change affects both.

(a) Income taxes

The Group is subject to tax laws from various countries.  In the normal course of business, there are various types of transactions and different accounting methods that may add uncertainties to the decision of the final income taxes.  The Group has recognized current and deferred taxes that reflect tax consequences based on the best estimates in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.  However, actual income taxes in the future may not be identical to the recognized deferred tax assets and liabilities, and this difference can affect current and deferred tax at the period when the final tax effect is determined.

(b) Fair value of financial instruments

The fair values of financial instruments which are not actively traded in the market are determined by using valuation techniques.  The Group determines valuation techniques and assumptions based on significant market conditions at the end of each reporting period.  Diverse valuation techniques are used to determine the fair value of financial instruments, from generic valuation techniques to internally developed valuation models that incorporate various types of assumptions and variables.

(c) Allowances for loan losses, guarantees and unused loan commitments

The Group determines and recognizes allowances for losses on debt securities, loans and other receivables measured at amortized cost or FVOCI, and recognizes provisions for guarantees and unused loan commitments through impairment testing.  The accuracy of allowances and allowances for credit losses is determined by the estimation of expected cash flows for individually assessed allowances, and methodology and assumptions used for collectively assessed allowances and provisions for groups of loans, guarantees and unused loan commitments.

(d) Defined benefit obligation

The present value of a defined benefit obligation that is measured by actuarial valuation methods uses various assumptions which can change according to various elements.  The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds.  The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations.  Actuarial gains and losses including experience adjustments and the effects of changes in actuarial assumptions are recognized in other comprehensive income.  Other significant assumptions related to defined benefit obligations are based on current market situations.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

6.Operating segments

(a) The general descriptions of the Group’s operating segments as of December 31, 2018 and 2017 were as follows:

The Group has four reportable segments which are strategic business units.  Each of these segments is providing different services and managed separately.

Description	Area of business
Retail banking	Loans to or deposits from individual customers, wealth management customers, and institutions such as hospitals, airports and schools.

Corporate banking	Loans to or deposits from corporations, including small or medium sized companies and businesses related to investment banking.

International group	Supervision of overseas subsidiaries and branch operations and other international businesses.

Others	Treasury management, trading of securities and derivatives, administration of bank operations and merchant banking account.

(b) The following table provides information of financial performance of each reportable segment for the years ended December 31, 2018 and 2017.

		2018
		Retail banking	Corporate banking	International group	Others	Consolidation adjustments	Total

Net interest income	~~W~~	3,162,566	1,627,502	629,038	163,899	2,989	5,585,994
Net fees and commission income (expense)		497,840	401,691	99,272	43,258	(5,528)	1,036,533
Net other expense (*1)		(2,353,192)	(464,361)	(289,296)	(349,919)	(1,073)	(3,457,841)
Operating income (expense)		1,307,214	1,564,832	439,014	(142,762)	(3,612)	3,164,686
Net non-operating income (expenses)		(49,087)	(17,592)	(1,871)	120,301	(69,056)	(17,305)
Share of loss of associates		-	-	-	-	(977)	(977)
Profit (loss) before income tax		1,333,374	1,566,381	437,143	(116,849)	(73,645)	3,146,404
Income tax expense		(255,584)	(314,966)	(101,848)	(184,651)	(9,993)	(867,042)
Profit (loss) for the year	~~W~~	1,077,790	1,251,415	335,295	(301,500)	(83,638)	2,279,362
Attributable to:
Equity holder of the Bank	~~W~~	1,077,790	1,251,415	335,295	(301,500)	(83,951)	2,279,049
Non-controlling interests		-	-	-	-	313	313
	~~W~~	1,077,790	1,251,415	335,295	(301,500)	(83,638)	2,279,362

(*1) Effects of hedging on net investments in foreign operations are included.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

6.Operating segments (continued)

(b) The following table provides information of financial performance of each reportable operating segment for the years ended December 31, 2018 and 2017. (continued)

		2017
		Retail banking	Corporate banking	International group	Others	Consolidation adjustments	Total

Net interest income (expense)	~~W~~	2,823,851	1,418,209	462,686	290,274	(2,969)	4,992,051
Net fees and commission income (expense)		495,188	351,626	89,933	57,133	(2,805)	991,075
Net other expense (*1)		(2,296,934)	(619,909)	(132,132)	(706,532)	(21,904)	(3,777,411)
Operating income		1,022,105	1,149,926	420,487	(359,125)	(27,678)	2,205,715
Net non-operating income (expenses)		1,774	1,970	1,046	(45,173)	(7,539)	(47,922)
Share of profit of associates		-	-	-	-	1,306	1,306
Profit (loss) before income tax		1,023,879	1,151,896	421,533	(404,299)	(33,911)	2,159,099
Income tax expense		(140,915)	(165,589)	(85,590)	(47,971)	(6,719)	(446,784)
Profit (loss) for the year	~~W~~	882,964	986,307	335,943	(452,270)	(40,630)	1,712,314
Attributable to:
Equity holder of the Bank	~~W~~	882,964	986,307	335,943	(452,270)	(40,871)	1,712,073
Non-controlling interests		-	-	-	-	241	241
	~~W~~	882,964	986,307	335,943	(452,270)	(40,630)	1,712,314

(*1) Effects of hedging on net investments in foreign operations are included.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

6.Operating segments (continued)

(c) The following table provides information of net interest income of each reportable operating segment from external consumers and net interest income (expenses) between operating segments for the years ended December 31, 2018 and 2017.

		2018
		Retail banking	Corporate banking	International group	Others	Consolidation adjustments	Total
Net interest income of each operating segment from external consumers	~~W~~	3,448,621	1,165,367	688,540	283,466	-	5,585,994
Net interest income (expenses) between operating segments		(286,055)	462,135	(59,502)	(119,567)	2,989	-

		2017
		Retail banking	Corporate banking	International group	Others	Consolidation adjustments	Total
Net interest income of each operating segment from external consumers	~~W~~	2,883,406	1,208,508	497,506	402,631	-	4,992,051
Net interest income (expenses) between operating segments		(59,555)	209,701	(34,820)	(112,357)	(2,969)	-

(d) Financial information of geographical area

i) The following table provides information of operating income from external consumers by geographical area for the years ended December 31, 2018 and 2017.

		Operating revenue		Operating expenses (*1)		Operating income
		2018	2017	2018	2017	2018	2017
Domestic	~~W~~	18,024,769	20,083,129	15,327,172	18,226,009	2,697,597	1,857,120
Overseas		1,706,942	1,157,064	1,239,853	808,470	467,089	348,594
	~~W~~	19,731,711	21,240,193	16,567,025	19,034,479	3,164,686	2,205,714

(*1) As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co., Ltd. was completed, the amount was adjusted retrospectively.

ii) The following table provides information of non-current assets by geographical area as of December 31, 2018 and 2017.

		December 31, 2018 (*1)	December 31, 2017 (*1) (*2)
Domestic	~~W~~	2,713,113	2,767,584
Overseas		188,821	186,166
	~~W~~	2,901,934	2,953,750

(*1) Non-current assets as of December 31, 2018 and 2017 include property and equipment, intangible assets and investment properties.

(*2) As the accounting treatment for the acquisition of ANZ Retail business by Shinhan Bank Vietnam Co., Ltd. was completed, the amount was adjusted retrospectively.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

7.  Cash and due from banks

(a) Cash and due from banks as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Cash	~~W~~	2,568,913	1,749,897
Deposits in won:
Reserve deposits		2,094,612	8,503,968
Others		663,371	1,869,847
		2,757,983	10,373,815
Deposits in foreign currencies:
Deposits		5,030,664	4,056,086
Time deposits		2,585,510	2,233,200
Others		221,992	263,370
		7,838,166	6,552,656

Allowance for impairment		(14,785)	(14,046)
	~~W~~	13,150,277	18,662,322

(b) Restricted due from banks as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Deposits in won:
Reserve deposits	~~W~~	2,094,612	8,503,968
Others		620,308	1,841,602
		2,714,920	10,345,570
Deposits in foreign currencies:
Deposits		1,150,767	741,175
Time deposits		30,748	26,517
Others		6,494	4,031
		1,188,009	771,723
	~~W~~	3,902,929	11,117,293

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

8.	Securities at fair value through profit or loss

Securities at FVTPL as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Debt securities:
Government bonds	~~W~~	776,979	855,848
Financial institution bonds		2,506,260	2,301,848
Corporate bonds		1,689,256	1,483,933
Bills bought		4,195,776	2,677,766
CMA		3,001,831	3,157,475
Beneficiary Certificate		2,347,090	-
Others		817,039	29,488
		15,334,231	10,506,358
Equity securities:
Stocks		123,321	83,928
Beneficiary certificates		-	436,815
		123,321	520,743
Other:
Gold/silver deposits		154,881	189,297
	~~W~~	15,612,433	11,216,398

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

9.	Derivatives

(a) The notional amounts of derivatives as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017

Foreign currency related
Over the counter:
Currency forwards	~~W~~	126,084,358	86,940,859
Currency swaps		31,103,735	29,689,979
Currency options		1,942,878	1,156,619
		159,130,971	117,787,457
Exchange traded:
Currency futures		33,543	48,213
		159,164,514	117,835,670
Interest rates related
Over the counter:
Interest rate swaps		28,827,452	26,310,593
		28,827,452	26,310,593
Exchange traded:
Interest rate futures		294,777	400,159
Interest rate swaps (*1)		35,183,073	30,158,662
		35,477,850	30,558,821
		64,305,302	56,869,414
Equity related
Over the counter:
Equity options		344,550	426,915
		344,550	426,915
Exchange traded:
Equity futures		29,514	5,871
Equity options		52,063	27,815
		81,577	33,686
		426,127	460,601
Commodity related
Over the counter:
Commodity forwards		157,416	128,955
		157,416	128,955
Hedge
Fair value hedge:
Interest rate swaps		9,377,731	7,948,422
Net investment hedge:
Currency forwards		223,620	214,280
		9,601,351	8,162,702
	~~W~~	233,654,710	183,457,342

(*1) The notional amount of derivatives which is settled in the ‘Central Counter Party (“CCP”)’ system.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

9.	Derivatives (continued)

(b) Fair values of derivative instruments as of December 31, 2018 and 2017 were as follows:

		December 31, 2018		December 31, 2017
		Assets	Liabilities	Assets	Liabilities
Foreign currency related
Over the counter:
Currency forwards	~~W~~	847,778	778,233	1,597,789	1,433,300
Currency swaps		394,428	373,512	830,658	864,623
Currency options		7,651	12,273	11,601	12,070
		1,249,857	1,164,018	2,440,048	2,309,993
Interest rates related
Over the counter:
Interest rate swaps		191,343	133,152	148,685	160,828
		191,343	133,152	148,685	160,828
Equity related
Over the counter:
Equity options		145	509	4,444	1,545
		145	509	4,444	1,545
Exchange traded:
Equity options		-	953	33	55
		145	1,462	4,477	1,600
Commodity related
Over the counter:
Commodity forwards		2,026	-	657	-
		2,026	-	657	-
Hedge
Fair value hedge:
Interest rate swaps		35,093	467,381	8,433	518,948
Net investment hedge:
Currency forwards		5,994	5,572	1,790	1,567
		41,087	472,953	10,223	520,515
	~~W~~	1,484,458	1,771,585	2,604,090	2,992,936

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

9.	Derivatives (continued)

(c) Gain or loss on valuation of derivatives for the years ended December 31, 2018 and 2017 were as follows:

		2018		2017
		Gain	Loss	Gain	Loss
Foreign currency related
Over the counter:
Currency forwards	~~W~~	878,840	808,621	1,564,305	1,578,777
Currency swaps		454,604	490,414	1,289,089	1,215,008
Currency options		10,999	2,760	12,574	6,906
		1,344,443	1,301,795	2,865,968	2,800,691
Interest rates related
Over the counter:
Interest rate swaps		139,748	62,881	124,250	136,690
		139,748	62,881	124,250	136,690
Equity related
Over the counter:
Equity options		6,234	4,056	2,026	1,426
Exchange traded:
Equity options		24	152	65	5
		6,258	4,208	2,091	1,431
Commodity related
Over the counter:
Commodity forwards		2,026	-	657	-
		2,026	-	657	-
Hedge
Fair value hedge:
Interest rate swaps		142,154	86,909	38,958	246,661
Net investment hedge:
Currency forwards		-	2,483	3,580	4,232
		142,154	89,392	42,538	250,893
	~~W~~	1,634,629	1,458,276	3,035,504	3,189,705

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

9.	Derivatives (continued)

(d) Hedge accounting

i) Purpose of risk hedge and strategy

The Group transacts with derivative financial instruments to hedge its interest rate risk and currency risk arising from the assets and liabilities of the Group. The Group applies fair value hedge accounting that uses interest rate swaps to hedge fair value movements risk arising from changes in the market interest rates of the Korean won structured notes, foreign currency issued financial debentures, structured deposits in foreign currencies, foreign currency structured deposits and foreign currency investment receivables. In order to hedge the foreign exchange risk of the net investment from the overseas, the Group applies the net investment hedge accounting for foreign operations using non-derivative financial instruments.

ii) Nominal amounts and average hedge ratios for hedging instruments as of December 31, 2018 were as follows:

		1 year or less	1 year ~ 2 years or less	2 years ~ 3 years or less	3 years ~ 4 years or less	4 years ~ 5 years or less	More than 5 years	Total
Fair value hedges:
Interest rate swaps	~~W~~	110,000	687,632	723,177	657,254	715,584	6,484,084	9,377,731
Average hedge ratio		100%	100%	100%	100%	100%	100%	100%

Hedge of net investments in foreign operations:
Currency forwards		223,620	-	-	-	-	-	223,620
Borrowings in foreign currencies		73,789	20,264	-	-	-	-	94,053
Debt securities issued in foreign currencies		40,933	219,860	31,512	534,588	271,698	-	1,098,591
	~~W~~	338,342	240,124	31,512	534,588	271,698	-	1,416,264
Average hedge ratio		100%	100%	100%	100%	100%	-	100%

(e) Impact of hedge accounting on the consolidated financial statements

i) Impact on hedging instruments in the consolidated statement of financial position as of December 31, 2018 and consolidated statement of comprehensive income and consolidated statement of changes in equity for the year then ended was as follows:

			Notional amounts	Consolidated statement of financial position					Consolidated statement of comprehensive income
				Derivative assets	Derivative liabilities	Borrowings		Debt securities issued	Net other operating expenses	Other comprehensive income (loss) for the year	Changes in fair value for the year
Fair value hedges
Interest rate risk	Interest rate swaps	~~W~~	9,377,731	35,093	467,381	-		-	79,635	-	55, 245
Hedge of net investments in foreign operations:
Foreign exchange risk	Currency forwards		223,620	5,994	5,572		-	-	(3,765)	505	(3,260)
	Borrowings in foreign currencies		94,053	-	-	94,053		-	-	(7,401)	(7,401)
	Debt securities issued in foreign currencies		1,098,592	-	-	-		1,092,739	-	(28,983)	(28,983)
		~~W~~	10,793,996	41,087	472,953	94,053		1,092,739	75,870	(35,879)	15,601

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

9.	Derivatives (continued)

(e) Impact of hedge accounting on the consolidated financial statements (continued)

ii) Impact on hedged items in the consolidated statement of financial position as of December 31, 2018 and consolidated statement of comprehensive income and consolidated statement of changes in equity for the year then ended was as follows:

	Hedging instruments		Consolidated statement of financial position			Consolidated statement of comprehensive income		Changes in fair value for the year	Reserve of exchange differences on translation
			Securities at FVOCI	Deposits	Debt securities issued	Other comprehensive income for the year	Net other operating expenses
Fair value hedges:
Interest rate risk	Debt securities issued	~~W~~	-	-	7,058,950	-	(357,232)	(47,772)	-
	Investment bonds		293,215	-	-	-	(2,832)	800	-
	Time deposits		-	1,814,109	-	-	(167,226)	(9,490)	-
Hedge of net investments in foreign operations:
Foreign exchange risk	Net investments in foreign operations		-	-	-	35,879	-	(35,879)	138,416
		~~W~~	293,215	1,814,109	7,058,950	35,879	(527,290)	(92,341)	138,416

iii) Gains (losses) on fair value hedged items and hedging instruments attributable to the hedged risk for the year ended December 31, 2018 were as follows:

		Gains on fair value hedges (hedged items)	Gains on fair value hedges (hedging instruments)	Hedge ineffectiveness recognized in profit or loss (*1)
Fair value hedges:
Interest rate swaps	~~W~~	(76,573)	79,635	3,062

Hedge of net investments in foreign operations:
Foreign exchange risk		35,879	(39,644)	(3,765)
	~~W~~	(40,694)	39,991	(703)

(*1) Recognized hedge ineffectiveness is included in other operating income and expenses in the consolidated statement of comprehensive income.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

10.	Loans

(a) Details of loans as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Loans at amortized cost	Loans at FVOCI
Household loans	~~W~~	112,594,439	-
Corporate loans		133,399,567	645,237
Public and other loans		2,729,075	-
Loans to banks		3,586,594	-
Credit card receivables		103,580	-
		252,413,255	645,237
Deferred loan origination costs and fees		496,263	-
		252,909,518	645,237
Less: Allowance for impairment		(1,675,712)	-
	~~W~~	251,233,806	645,237

		December 31, 2017
Household loans	~~W~~	103,724,329
Corporate loans		123,835,486
Public and other loans		2,203,307
Loans to banks		2,961,877
Credit card receivables		87,618
		232,812,617
Deferred loan origination costs and fees		426,096
		233,238,713
Less: Allowance for impairment		(1,506,557)
	~~W~~	231,732,156

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

10.	Loans (continued)

(b) Changes in allowance for impairment and book value

i) Changes in allowance for impairment for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Due from banks			Loans									Other assets
					Household			Corporate			Others
		Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Total
Beginning balance (*1)	~~W~~	14,026	1,023	-	71,220	119,469	138,537	420,080	555,531	544,904	13,042	3,108	3,925	22,325	2,298	2,300	1,911,788
Transfer to 12 month expected credit losses		261	(261)	-	44,654	(44,285)	(369)	47,190	(47,040)	(150)	438	(438)	-	258	(257)	(1)	-
Transfer to lifetime expected credit losses		(5)	5	-	(5,374)	10,910	(5,536)	(39,016)	75,175	(36,159)	(249)	252	(3)	(114)	124	(10)	-
Transfer to credit- impaired financial assets		-	-	-	(168)	(2,618)	2,786	(595)	(11,234)	11,829	(53)	(141)	194	(3)	(66)	69	-
Provision for (reversal of) allowance		(99)	(447)	-	(16,698)	(3,589)	157,882	(59,946)	(56,123)	208,896	894	3,553	10,790	(2,160)	83	677	243,713
Write-offs		-	-	-	-	-	(207,453)	-	-	(274,444)	-	-	(2,567)	-	-	(65)	(484,529)
Effect of discounting		-	-	-	-	-	-	-	-	(15,086)	-	-	-	-	-	-	(15,086)
Allowance related to loans transferred		-	-	-	-	(17)	(4,159)	-	(357)	(52,094)	-	-	(2,454)	-	(7)	(2,736)	(61,824)
Recoveries		-	-	-	-	-	49,222	-	-	62,337	-	-	847	-	-	547	112,953
Others (*2)		262	20	-	560	84	231	3,444	7,228	(5,196)	90	14	7	2,350	-	-	9,094
Ending balance	~~W~~	14,445	340	-	94,194	79,954	131,141	371,157	523,180	444,837	14,162	6,348	10,739	22,656	2,175	781	1,716,109

(*1) The beginning balance was restated in accordance with K-IFRS No.1109.

(*2) Other changes were due to debt restructuring, debt-equity swap, foreign exchange rate, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

10.	Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

i) Changes in allowance for impairment for the years ended December 31, 2018 and 2017 were as follows: (continued)

		2017
		Due from banks	Loans
			Household (*2)	Corporate	Others	Other assets	Total
Beginning balance	~~W~~	15,738	286,220	1,153,613	16,051	25,896	1,497,518
Provision for (reversal of) allowance		(1,692)	138,928	339,452	5,015	630	482,333
Write-offs		-	(126,906)	(242,739)	(565)	(388)	(370,598)
Effect of discounting		-	-	(17,483)	-	-	(17,483)
Allowance related to loans transferred		-	(2,042)	(58,299)	(402)	-	(60,743)
Recoveries		-	41,108	74,446	35	493	116,082
Others (*1)		-	(1,174)	(98,701)	-	(379)	(100,254)
Ending balance	~~W~~	14,046	336,134	1,150,289	20,134	26,252	1,546,855

(*1) Other changes were due to debt restructuring, debt-equity swap, foreign exchange rate, etc.

(*2) During 2018, the accounting treatment for Shinhan Vietnam's acquisition of ANZ Retail Business Division was finalized.  The Group retrospectively adjusted the provisional amount of the identifiable net assets recognised at the acquisition date.  The retrospective adjustment details and the effect on the financial statements are given in Note 45.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

10.	Loans (continued)

(b) Changes in allowance for impairment and book value (continued)

ii) Changes in book value of due from banks, loans and other assets for the year ended December 31, 2018 were as follows:

		December 31, 2018
		Due from banks			Loans									Other assets
					Household			Corporate			Others
		Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Stage 1	Stage 2	Stage 3	Total
Beginning balance	~~W~~	16,562,220	364,251	-	96,289,682	7,168,246	266,402	104,824,273	17,479,091	926,327	4,752,669	487,039	13,094	9,048,043	54,931	4,181	258,240,449
Transfer to 12 month expected credit losses		13,815	(13,815)	-	3,344,109	(3,340,492)	(3,617)	3,478,038	(3,477,544)	(494)	71,331	(71,331)	-	14,068	(14,066)	(2)	-
Transfer to lifetime expected credit losses		3,777	(3,777)	-	(4,825,295)	4,840,362	(15,067)	(14,534,008)	14,582,658	(48,650)	(367,927)	367,931	(4)	(50,666)	50,677	(11)	-
Transfer to credit- impaired financial assets		-	-	-	(504,905)	(28,097)	533,002	(1,327,660)	(34,445)	1,362,105	(25,023)	(8,558)	33,581	(14,206)	(248)	14,454	-
Origination		5,499,513	-	-	35,343,577	-	-	67,962,815	-	-	5,300,176	-	-	10,762,919	-	-	124,869,000
Recoveries		(11,627,567)	(348,973)	-	(24,189,594)	(2,011,870)	(202,453)	(48,964,496)	(7,991,089)	(650,015)	(4,030,497)	(170,856)	(12,898)	(5,590,569)	(35,824)	(3,628)	(105,830,329)
Write-offs		-	-	-	-	-	(207,453)	-	-	(274,444)	-	-	(2,567)	-	-	(65)	(484,529)
Allowance related to loans transferred		-	-	-	-	(3,059)	(74,664)	-	(15,997)	(491,107)	-	-	(14,554)	-	(495)	(13,082)	(612,958)
Others (*1)		140,575	6,130	-	214,915	264	447	498,688	119,731	(24,209)	95,408	2,224	9	-	-	-	1,054,182
Ending balance	~~W~~	10,592,333	3,816	-	105,672,489	6,625,354	296,597	111,937,650	20,662,405	799,513	5,796,137	606,449	16,661	14,169,589	54,975	1,847	277,235,815

(*1) Other changes were due to debt restructuring, debt-equity swap, foreign exchange rate, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

10.	Loans (continued)

(c) Changes in deferred loan origination costs for the year ended December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Beginning balance (*1)	~~W~~	426,523	376,821
Loan origination		269,788	214,996
Amortization		(200,049)	(165,721)
Ending balance	~~W~~	496,263	426,096

(*1) The beginning balance for 2018 was restated in accordance with K-IFRS No.1109.

11.Securities at fair value through other comprehensive income and securities at amortized cost

(a)

Details of securities at FVOCI and securities at amortized cost as of December 31, 2018 and available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2017 were as follows:

		December 31, 2018
Securities at FVOCI:
Debt securities:
Government bonds	~~W~~	7,712,975
Financial institutions bonds		15,404,298
Corporate bonds		8,318,273
		31,435,546
Equity securities:
Stocks		438,570
Equity investments		4,232
		442,802
	~~W~~	31,878,348
Securities at amortized cost:
Debt securities:
Government bonds	~~W~~	11,695,562
Financial institutions bonds		929,756
Corporate bonds		4,129,043
Others		74,803
		16,829,164
Allowance for impairment		(4,764)
	~~W~~	16,824,400

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

11.Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(a)

Details of securities at FVOCI and securities at amortized cost as of December 31, 2018 and available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2017 were as follows: (continued)

		December 31, 2017
Available-for-sale financial assets:
Debt securities:
Government bonds	~~W~~	6,074,937
Financial institutions bonds		15,777,732
Corporate bonds		8,094,699
Others		11,801
		29,959,169
Equity securities (*1):
Stocks		600,523
Equity investments		275,653
Beneficiary certificates		1,660,196
		2,536,372
	~~W~~	32,495,541
Held-to-maturity financial assets:
Debt securities:
Government bonds	~~W~~	9,808,234
Financial institutions bonds		1,224,816
Corporate bonds		3,789,848
	~~W~~	14,822,898

(*1) Equity securities with no quoted market prices in active markets and of which the fair value cannot be measured reliably was recorded at cost of ~~W~~28,300 million as of December 31, 2017.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

11.Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(a)

Details of securities at FVOCI and securities at amortized cost as of December 31, 2018 and details of available-for-sale financial assets and held-to-maturity financial assets as of December 31, 2017 were as follows: (continued)

Details of equity instruments designated at FVOCI as of December 31, 2018 were as follows:

		December 31, 2018
Marketable securities	~~W~~	136,170
Non-marketable securities		302,400
Others		4,232
	~~W~~	442,802

The Group designated the above equity instruments at FVOCI, in accordance with the Group’s policy.

Cumulative net losses reclassified in equity upon disposition of equity securities for the year ended December 31, 2018 were ~~W~~4,399 million.

(b)

Gains and losses on sale of securities at FVOCI for the year ended December 31, 2018 and gains and losses on sale of available-for sale financial assets for the year ended December 31, 2017 were as follows:

		2018	2017
Gain on sale of securities at FVOCI	~~W~~	18,049	-
Loss on sale of securities at FVOCI		(1,662)	-
Gain on sale of available-for-sale financial assets		-	217,585
Loss on sale of available-for-sale financial assets		-	(21,740)
	~~W~~	16,387	195,845

The Group disposed equity instruments that are measured at FVOCI for debt-equity swap.  At the time of disposal, fair value of equity instruments and cumulative net losses were ~~W~~2,379 million and ~~W~~4,399 million, respectively.

(c)	There were no gains and losses on sale of securities at amortized cost for year ended December 31, 2018.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

11.Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(d)	Changes in allowance for credit loss of securities at FVOCI and securities at amortized cost

i) Changes in allowance for credit loss of securities at FVOCI and securities at amortized cost for the year ended December 31, 2018 were as follows:

		Securities at FVOCI				Securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total	12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance (*1)	~~W~~	15,161	1,938	-	17,099	5,353	2,232	-	7,585
Transfer to 12-month expected credit losses		-	-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(234)	234	-	-	-	-	-	-
Transfer to impaired financial assets		-	-	-	-	-	-	-	-
Provision (reversal)		11,615	(3,220)	-	8,395	1,093	(2,214)	-	(1,121)
Disposals		(5,223)	(229)	-	(5,452)	-	-	-	-
Others (*2)		(1,117)	1,639	-	522	(1,700)	-	-	(1,700)
Ending balance	~~W~~	20,202	362	-	20,564	4,746	18	-	4,764

(*1) The beginning balance was restated in accordance with K-IFRS No.1109.

(*2) Other changes were due to foreign exchange rate changes, etc.

ii) The Group recognized impairment loss on available-for-sale financial assets amounted to ~~W~~178,228 million for the year ended December 31, 2017.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

11.Securities at fair value through other comprehensive income and securities at amortized cost (continued)

(e)	Changes in book value of securities at FVOCI and securities at amortized cost for the year ended December 31, 2018 were as follows:

		Securities at FVOCI				Securities at amortized cost
		12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total	12-month expected credit losses	Lifetime expected credit losses	Credit-impaired financial assets	Total
Beginning balance	~~W~~	29,931,489	15,878	-	29,947,367	14,801,454	21,444	-	14,822,898
Transfer to 12-month expected credit losses		-	-	-	-	-	-	-	-
Transfer to lifetime expected credit losses		(26,187)	26,187	-	-	-	-	-	-
Transfer to impaired financial asset		-	-	-	-	-	-	-	-
Acquisitions		23,600,909	98,778	-	23,699,687	3,751,191	-	-	3,751,191
Disposals		(4,881,887)	(18,687)	-	(4,900,574)	-	-	-	-
Redemption		(18,199,108)	-	-	(18,199,108)	(1,846,929)	(3)	-	(1,846,932)
Others (*1)		904,500	(16,326)	-	888,174	100,974	1,033	-	102,007
Ending balance	~~W~~	31,329,716	105,830	-	31,435,546	16,806,690	22,474	-	16,829,164

(*1) Other changes were due to foreign exchange rate changes, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

12.Property and equipment

(a) Details of property and equipment as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,251,039	-	1,251,039
Buildings (*1)		852,029	(279,649)	572,380
Others		1,337,159	(1,146,166)	190,993
	~~W~~	3,440,227	(1,425,815)	2,014,412

(*1) ~~W~~494 million of government subsidy was deducted from book value.

		December 31, 2017
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	1,260,239	-	1,260,239
Buildings (*1)		845,742	(240,439)	605,303
Others		1,316,225	(1,125,892)	190,333
	~~W~~	3,422,206	(1,366,331)	2,055,875

(*1) ~~W~~666 million of government subsidy was deducted from book value.

(b) Changes in property and equipment for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Land	Buildings	Others	Total
Beginning balance	~~W~~	1,260,239	605,303	190,333	2,055,875
Acquisitions (*1)(*2)(*3)		-	11,558	82,757	94,315
Disposals and write-offs (*4)		(17,262)	(1,742)	(8,188)	(27,192)
Depreciation		-	(41,228)	(77,339)	(118,567)
Amounts transferred from (to) investment properties		6,529	(2,314)	-	4,215
Amounts transferred to non-current assets held for sale		(33)	(46)	-	(79)
Effects of foreign currency movements		1,566	849	3,430	5,845
Ending balance	~~W~~	1,251,039	572,380	190,993	2,014,412

(*1) ~~W~~6,319 million transferred from construction-in progress was included.

(*2) ~~W~~1,810 million of provision for the asset retirement related to newly acquired assets was included.

(*3) ~~W~~897 million among acquisition cost of others was accounted for as accounts payable.

(*4) ~~W~~1,521 million of write-off was included.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

12.Property and equipment (continued)

(b) Changes in property and equipment for the years ended December 31, 2018 and 2017 were as follows (continued):

		December 31, 2017
		Land	Buildings	Others	Total
Beginning balance	~~W~~	1,203,810	631,525	208,224	2,043,559
Acquisitions (*1)(*2)(*3)		1,460	22,938	62,371	86,769
Disposals and write-offs (*4)		(5,487)	(357)	(2,146)	(7,990)
Depreciation		-	(38,616)	(81,458)	(120,074)
Amounts transferred from investment properties		62,456	(5,392)	-	57,064
Amounts transferred from non-current assets held for sale		(1,815)	(3,521)	-	(5,336)
Effects of foreign currency movements		(185)	(1,274)	3,342	1,883
Ending balance	~~W~~	1,260,239	605,303	190,333	2,055,875

(*1) ~~W~~14,285 million transferred from construction-in progress was included.

(*2) ~~W~~1,761 million of provision for the asset retirement related to newly acquired assets was included.

(*3) ~~W~~538 million from acquisition of retail business of ANZ Vietnam was included. (Note 45)

(*4) ~~W~~847 million of write-off was included.

(c) Insured assets and liability insurances as of December 31, 2018 were as follows:

Type of insurance	Insured assets		Amount covered	Insurance company
Comprehensive insurance for financial institutions	Cash & securities	~~W~~	20,000	Samsung Fire & Marine Insurance Co., Ltd.
Property insurance	Real estate & movable properties for business purpose		893,955	Samsung Fire & Marine Insurance Co., Ltd., etc.
Burglary insurance	Cash & securities		60,000	Samsung Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for officers	-		50,000	Meritz Fire & Marine Insurance Co., Ltd., etc.
Compensation liability insurance for gas accident	Real estate		500	Meritz Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for personal information protection	-		10,000	Samsung Fire & Marine Insurance Co., Ltd.
Compensation liability insurance for electronic financial transaction	-		2,000	DB Insurance Co., Ltd., etc.
Compensation liability insurance for casualty	Real estate		1,000	Samsung Fire & Marine Insurance Co., Ltd.
		~~W~~	1,037,455

Besides the insurances listed above, the Group also has automobile liability insurance, medical insurance for employees, and casualty insurance for protecting property and employees.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

13.	Intangible assets

(a) Changes in intangible assets for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Goodwill	Software	Development cost	Memberships(*3)	Others	Total
Beginning balance	~~W~~	73,374	49,117	43,416	46,916	86,756	299,579
Acquisitions (*1)		-	36,867	18,020	4,286	35,157	94,330
Disposals		-	-	-	(2,619)	-	(2,619)
Amortization (*2)		-	(26,401)	(14,937)	-	(36,127)	(77,465)
Effects of foreign currency movements		-	3,681	-	14	(1,291)	2,404
Ending balance	~~W~~	73,374	63,264	46,499	48,597	84,495	316,229

(*1) ~~W~~1,047 million among acquisition cost of other intangible assets was accounted for as accounts payable.

(*2) ~~W~~33,573 million among amortization cost of other intangible assets was included in other operating expenses.

		December 31, 2017
		Goodwill	Software	Development cost	Memberships	Others	Total
Beginning balance	~~W~~	45,175	60,113	32,162	46,833	76,283	260,566
Acquisitions (*1)(*2)		28,199	13,171	22,904	4,977	54,982	124,233
Disposals		-	-	-	(4,788)	(245)	(5,033)
Amortization (*3)		-	(24,564)	(11,650)	-	(44,237)	(80,451)
Effects of foreign currency movements		-	397	-	(106)	(27)	264
Ending balance (*4)	~~W~~	73,374	49,117	43,416	46,916	86,756	299,579

(*1) Goodwill was recognized as a result of acquisition of ANZ Vietnam retail business.

(*2) ~~W~~5,061 million among acquisition cost of other intangible assets was accounted for as accounts payable.

(*3) ~~W~~41,570 million among amortization cost of other intangible assets was included in other operating expenses.

(*4) As the accounting treatment for the acquisition of ANZ Vietnam retail business by Shinhan Vietnam was finalized, the amount was adjusted retrospectively.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

13.	Intangible assets (continued)

(b) Goodwill

i) The carrying amounts of goodwill allocated to each Cash-Generating Unit (“CGU”) as of December 31, 2018 and 2017 were as follows:

CGU		December 31, 2018	December 31, 2017
PT Bank Shinhan Indonesia	~~W~~	45,175	45,175
Shinhan Bank Vietnam Co., Ltd. (*1)		28,199	28,199
	~~W~~	73,374	73,374

(*1) On December 17, 2017, Shinhan Bank Vietnam Co., Ltd. acquired the retail business of ANZ Vietnam in an effort to increase business competitiveness and a synergy effect in the banking business in Vietnam.  As of December 31, 2017, management was in the process of performing identification of intangible assets and valuation of identifiable assets and liabilities for allocation of acquisition costs.  The amount was retrospectively restated as the accounting treatment for business combinations was finalized during the year ended December 31, 2018. (Note 45)

ii) Impairment test

The recoverable amounts of CGUs are determined on the basis of value-in-use calculations using discounted cash flow (DCF) model.

Impairment test results on goodwill of PT Bank Shinhan Indonesia and Shinhan Bank Vietnam Co., Ltd. were as follows:

ⓐ Measurement date and projection period

The recoverable amounts are measured as of June 30, 2018.  The projection period used in value-in-use calculations is 5.5 years (July 2018 through December 2023) considering synergy effect of business combinations and the value-in-use after projection period is estimated on the assumption that the future cash flows will increase by perpetual growth rate for every year.

ⓑ Significant assumptions

The expected future cash flows from the cash-generating unit are based on the CPI growth rate, market size and the market share of the Group. Major unobservable assumptions applied during the forecast period are as follows:

(Unit: %)
Cash-generating units	Net interest income growth rate	Net commission income growth rate	General administrative expenses growth rate	Net income growth rate
PT Bank Shinhan Indonesia	15.18	22.13	13.29	18.19
Shinhan Bank Vietnam Co., Ltd.	2.68	6.00	7.14	(-)0.61

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

13.	Intangible assets (continued)

(b) Goodwill (continued)

ⓑ Significant assumptions (continued)

The cost of equity capital is calculated by taking into account the systematic risk of the company in the market risk premium paid in return for risk free rate. Permanent growth rate was estimated based on inflation and did not exceed the projected long-term average growth rate of the relevant industry report.

(Unit: %)
Cash-generating units	Discount rate	Permanent growth rate
PT Bank Shinhan Indonesia	12.20	2.90
Shinhan Bank Vietnam Co., Ltd.	13.80	2.90

ⓒ Significant assumptions

The carrying amounts and recoverable amounts of the CGUs to which goodwill has been allocated as of valuation date were as follows:

		PT Bank Shinhan Indonesia	Shinhan Bank Vietnam Co., Ltd.
Recoverable amount	~~W~~	450,967	717,953
Carrying amount		407,628	617,057
Recoverable amount in excess of carrying amount amount	~~W~~	43,339	100,896

As a result of the impairment test of goodwill, the recoverable amounts of the CGUs to which goodwill is allocated exceeded the carrying amounts, therefore no impairment is recognized.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

14.	Investment in associates

(a)	Investments in associates as of December 31, 2018 and 2017 were as follows:

			Ownership (%)
Investees	Location	Reporting date	December 31, 2018	December 31, 2017
BNP Paribas Cardif Life Insurance Co., Ltd.(*1)(*2)	Korea	September 30	14.99	14.99
Daewontos Co., Ltd. (*3)(*4)	Korea	December 31	36.33	36.33
Inhee Co., Ltd.	Korea	-	-	15.36
DAEGY Electrical Construction Co., Ltd. (*3)(*4)	Korea	September 30	27.45	27.45
YEONWOONG SYSTEM (*1)(*3)	Korea	December 31	21.77	21.77
DOODOO LOGITECH (*1)(*3)	Korea	September 30	27.96	27.96
Neoplux Technology Valuation Investment Fund (*1)	Korea	September 30	33.33	33.33
JAEYOUNG SOLUTEC CO., LTD. (*5)	Korea	-	-	9.61
Partners 4th Growth Investment Fund (*1)	Korea	September 30	25.00	25.00
KTB Newlake Global Healthcare PEF (*1)	Korea	September 30	20.00	20.00
Jaeyang Industry (*3)(*4)	Korea	March 31	25.90	25.90
Tigris-Aurum Fund 1 (*1)	Korea	September 30	27.27	27.27
Chungyoung INC.	Korea	-	-	18.94
DAEKWANG SEMICON DUCTOR Co., Ltd. (*1)(*3)	Korea	September 30	20.94	20.94
Branbuil Co., Ltd.	Korea	-	-	15.53
Songrim Co., Ltd. (*1)(*3)	Korea	September 30	35.34	35.34
Taihan Industrial System Co., Ltd. (*1)(*3)	Korea	September 30	28.29	28.29
Hyungje art printing (*3)	Korea	September 30	31.54	-
ICSF (The Korea’s Information Center for Savings & Finance) (*4)	Korea	December 31	32.26	32.26
Shinhan-Albatross Technology Investment Fund	Korea	December 31	33.33	3.33
Loggia	Korea	-	-	16.29
Quantum-Nvestor Fund No.1 (*5)	Korea	-	-	16.67
Lodestone 1st Private Equity Fund	Korea	-	-	17.53
Miraeequity-Incus Venture Business Fund No.4 (*1)	Korea	September 30	23.53	23.53
LB Technology Fund 1	Korea	-	-	18.52
Shinhan-Neoplux Energy Newbiz Fund (*1)	Korea	September 30	23.33	23.33
Stassets-DA Value Healthcare Fund I (*6)	Korea	September 30	24.10	-

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

14.	Investments in associates (continued)

(a)	Investments in associates as of December 31, 2018 and 2017 were as follows (continued):

(*1)

Financial statements as of September 30, 2018 were used for the equity method accounting since the financial statements as of December 31, 2018 were not available.  Significant trades and events occurred within the period were properly reflected.

(*2)	The Group used equity method accounting as the Group has significant influence over the investee through significant operating transactions.
(*3)

The shares of the investees were acquired by debt-equity swap.  The Group reclassified available-for-sale financial assets to investments in associates as the reorganization procedures were completed and now the Group can normally exercise its voting rights to the investees.

(*4)

The latest financial statements available were used for the equity method accounting since the financial statements as of December 31, 2018 were not available.  Significant trades and events occurred within the period were properly reflected.

(*5)	These investees were sold and excluded from associates during the year ended December 31, 2018.
(*6)	The Group newly acquired these associates during the year ended December 31, 2018.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

14.	Investments in associates (continued)

(b)	Changes in investments in associates for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018
Associates		Acqui-sition cost	Beginning balance	Acqui-sition (redemp-tion)	Gain (loss) from disposal	Share of profit (loss) of associates	Share of other comprehe-nsive income (loss) of associates	Dividends received	Impair-ment loss	Ending balance
BNP Paribas Cardif Life Insurance Co., Ltd.	~~W~~	35,279	52,652	-	-	771	(1,540)	(2,042)	-	49,841
Daewontos Co., Ltd.		-	-	-	-	-	-	-	-	-
Inhee Co., Ltd. (*1)		-	205	-	(205)	-	-	-	-	-
DAEGY Electrical Construction Co., Ltd.		-	109	-	-	-	-	-	-	109
YEONWOONG SYSTEM		-	77	-	-	(1)	-	-	-	76
DOODOO LOGITECH		-	163	-	-	(119)	-	-	-	44
Neoplux Technology Valuation Investment Fund		17,068	13,470	6,000	-	(242)	(490)	-	-	18,738
JAEYOUNG SOLUTEC CO., LTD. (*2)		6,238	3,848	(9,375)	6,500	(836)	(137)	-	-	-
Partners 4th Growth Investment Fund		17,722	13,390	2,596	-	626	-	-	-	16,612
KTB Newlake Global Healthcare PEF		162	1,769	4,980	-	(159)	-	-	-	6,590
Jaeyang Industry		-	-	-	-	-	-	-	-	-
Tigris-Aurum Fund 1		1,500	1,436	-	-	(45)	-	-	-	1,391
Chungyoung INC.		-	-	-	-	-	-	-	-	-
DAEKWANG SEMICON DUCTOR Co., Ltd.		4,776	3,824	-	-	(490)	-	-	-	3,334
Branbuil Co., Ltd. (*1)		183	-	(163)	163	-	-	-	-	-
Songrim Co., Ltd.		11	48	-	-	(48)	-	-	-	-
Taihan Industrial System Co., Ltd.		-	-	-	-	-	-	-	-	-
ICSF (The Korea’s Information Center for Savings & Finance)		300	156	-	-	(7)	-	-	-	149
Shinhan-Albatross Technology Investment Fund		4,000	1,782	4,000	-	(146)	306	-	-	5,942
Loggia		37	26	-	(26)	-	-	-	-	-
Quantum-Nvestor Fund No.1 (*1)		1,000	993	(1,000)	738	-	-	(731)	-	-
Lodestone 1st Private Equity Fund (*1)		2,000	1,991	(2,170)	179	-	-	-	-	-
Miraeequity-Incus Venture Business Fund No.4		2,000	1,997	-	-	(40)	-	-	-	1,957
LB Technology Fund 1 (*1)		1,000	1,000	(820)	(180)	-	-	-	-	-
Shinhan-Neoplux Energy Newbiz Fund		1,400	1,400	2,800	-	(226)	-	-	-	3,974
Stassets-DA Value Healthcare Fund I		1,000	-	1,000	-	(15)	-	-	-	985
	~~W~~	95,676	100,336	7,848	7,169	(977)	(1,861)	(2,773)	-	109,742

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

14.Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2018 and 2017 were as follows: (continued)

		December 31, 2017
Associates		Acqui-sition cost	Beginning balance	Acqui-sition (redemp-tion)	Gain (loss) from disposal	Share of profit (loss) of associates	Share of other comprehe-nsive income (loss) of associates	Dividends received	Impair-ment loss	Ending balance
Aju Capital Co., Ltd.	~~W~~	36,971	40,836	(62,507)	22,748	438	334	(1,849)	-	-
BNP Paribas Cardif Life Insurance Co., Ltd.		35,279	60,268	-	-	3,663	(11,024)	(255)	-	52,652
Pohang TechnoPark 2PFV		4,470	1,975	(4,470)	2,472	-	23	-	-	-
Daewontos Co., Ltd.		-	-	-	-	-	-	-	-	-
Inhee Co., Ltd.		-	215	-	-	(10)	-	-	-	205
DAEGY Electrical Construction Co., Ltd.		-	128	-	-	(19)	-	-	-	109
YEONWOONG SYSTEM		-	77	-	-	-	-	-	-	77
DOODOO LOGITECH		-	247	-	-	(84)	-	-	-	163
Neoplux Technology Valuation Investment Fund		13,068	7,526	5,400	-	1,564	490	(1,510)	-	13,470
EQP Global Energy Infrastructure Private Equity Fund		280	-	(280)	280	-	-	-	-	-
JAEYOUNG SOLUTEC CO., LTD. (*2)		6,238	5,736	-	-	(2,009)	121	-	-	3,848
Partners 4th Growth Investment Fund		14,100	4,555	9,220	-	(385)	-	-	-	13,390
PSA 1st Fintech Private Equity Fund		2,000	1,965	(2,000)	211	(38)	-	(138)	-	-
KTB Newlake Global Healthcare PEF		162	779	1,134	-	(144)	-	-	-	1,769
Jaeyang Industry		-	-	-	-	-	-	-	-	-
Tigris-Aurum Fund 1		1,500	1,481	-	-	(45)	-	-	-	1,436
Treenkid		92	79	-	(79)	-	-	-	-	-
Chungyoung INC.		-	-	-	-	-	-	-	-	-
Semantic		249	249	-	213	(462)	-	-	-	-
DAEKWANG SEMICON DUCTOR Co., Ltd.		4,776	4,777	-	-	(952)	-	-	-	3,825
Branbuil Co., Ltd.		183	-	-	-	-	-	-	-	-
Songrim Co., Ltd.		11	-	11	-	37	-	-	-	48
Taihan Industrial System Co., Ltd.		-	-	-	-	-	-	-	-	-
ICSF (The Korea’s Information Center for Savings & Finance)		300	-	300	-	-	-	-	(144)	156
Shinhan-Albatross Technology Investment Fund		2,000	-	2,000	-	(218)	-	-	-	1,782
Loggia		37	-	37	-	(11)	-	-	-	26
Quantum-Nvestor Fund No.1		1,000	-	1,000	-	(7)	-	-	-	993

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

14.	Investments in associates (continued)

(b) Changes in investments in associates for the years ended December 31, 2018 and 2017 were as follows: (continued)

		December 31, 2017
Associates		Acqui-sition cost	Beginning balance	Acqui-sition (redemp-tion)	Gain (loss) from disposal	Share of profit (loss) of associates	Share of other comprehe-nsive income (loss) of associates	Dividends received	Impair-ment loss	Ending balance
Lodestone 1st Private Equity Fund	~~W~~	2,000	-	2,000	-	(8)	(1)	-	-	1,991
Miraeequity-Incus Venture Business Fund No.4		2,000	-	2,000	-	(4)	-	-	-	1,996
LB Technology Fund 1		1,000	-	1,000	-	-	-	-	-	1,000
Shinhan-Neoplux Energy Newbiz Fund		1,400	-	1,400	-	-	-	-	-	1,400
	~~W~~	129,116	130,893	(43,755)	25,845	1,306	(10,057)	(3,752)	(144)	100,336

(*1) Redemption represents disposal amounts by reclassification without any cash flows.

(*2) The market value of the investments in associates was ~~W~~6,826 million as of December 31, 2017 based on the quoted market price as of December 28, 2017.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

14.	Investments in associates (continued)

(c)	The condensed financial statements of associates as of December 31, 2018 and 2017 were as follows:

Associates		December 31, 2018
		Assets	Liabilities	Operating revenue	Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance Co., Ltd.	~~W~~	3,995,746	3,662,567	53,756	5,191	(10,268)	(5,077)
Daewontos Co., Ltd.		400	2,492	-	-	-	-
DAEGY Electrical Construction Co., Ltd.		590	193	-	-	-	-
YEONWOONG SYSTEM		492	147	-	(6)	-	(6)
DOODOO LOGITECH		204	45	536	(427)	-	(427)
Neoplux Technology Valuation Investment Fund		57,018	804	390	(724)	(1,969)	(2,693)
Partners 4th Growth Investment Fund		67,403	954	4,424	3,025	-	3,025
KTB Newlake Global Healthcare PEF		32,508	123	69	(793)	-	(793)
Jaeyang Industry		2,146	4,717	-	-	-	-
Tigris-Aurum Fund 1		5,142	42	-	(165)	-	(165)
DAEKWANG SEMICON DUCTOR Co., Ltd.		25,459	9,537	15,794	(2,341)	-	(2,341)
Songrim Co., Ltd.		2,288	2,311	1,898	(164)	-	(164)
Taihan Industrial System Co., Ltd.		12,317	13,478	48,457	433	-	433
Hyungje art printing		1,020	1,139	2,688	(1,171)	-	(1,171)
ICSF (The Korea’s Information Center for Savings & Finance)		703	241	102	(22)	-	(22)
Shinhan-Albatross Technology Investment Fund		18,009	182	299	(435)	917	482
Miraeequity-Incus Venture Business Fund No.4		8,358	43	-	(171)	-	(171)
Shinhan-Neoplux Energy Newbiz Fund		17,347	315	19	(968)	-	(968)
Stassets-DA Value Healthcare Fund I		4,089	1	1	(62)	-	(62)
	~~W~~	4,251,239	3,699,331	128,433	1,200	(11,320)	(10,120)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

14.	Investments in associates (continued)

(c) Condensed financial statements of associates as of December 31, 2018 and 2017 were as follows: (continued)

Associates		December 31, 2017
		Assets	Liabilities	Operating revenue	Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
BNP Paribas Cardif Life Insurance Co., Ltd.	~~W~~	4,133,674	3,781,688	78,010	24,230	(73,495)	(49,265)
Daewontos Co., Ltd.		400	2,492	-	-	-	-
Inhee Co., Ltd.		10,019	8,678	4,685	(62)	-	(62)
DAEGY Electrical Construction Co., Ltd.		590	193	17	(57)	-	(57)
YEONWOONG SYSTEM		498	147	39	1	-	1
DOODOO LOGITECH		624	39	339	(271)	-	(271)
Neoplux Technology Valuation Investment Fund		40,692	283	5,895	4,691	1,471	6,162
JAEYOUNG SOLUTEC CO., LTD.		157,009	137,916	142,228	(22,756)	2,764	(19,992)
Partners 4th Growth Investment Fund		53,944	383	137	(1,540)	-	(1,540)
KTB Newlake Global Healthcare PEF		8,796	517	-	(719)	-	(719)
Jaeyang Industry		2,146	4,717	-	-	-	-
Tigris-Aurum Fund 1		5,308	42	-	(165)	-	(165)
Chungyoung INC.		3,292	8,392	5,568	(693)	-	(693)
DAEKWANG SEMICON DUCTOR Co., Ltd.		29,069	10,806	13,929	(4,549)	-	(4,549)
Branbuil Co., Ltd.		1,944	2,451	-	-	-	-
Songrim Co., Ltd.		4,854	4,718	5,485	106	-	106
Taihan Industrial System Co., Ltd.		13,226	14,820	25,306	(1,112)	-	(1,112)
ICSF (The Korea’s Information Center for Savings & Finance)		484	1	322	(20)	-	(20)
Shinhan-Albatross Technology Investment Fund		5,527	182	37	(655)	-	(655)
Loggia		1,208	1,046	955	(68)	-	(68)
Quantum-Nvestor Fund No.1		5,989	31	2	(42)	-	(42)
Lodestone 1st Private Equity Fund		11,456	-	37	(46)	(8)	(54)
Miraeequity-Incus Venture Business Fund No.4		8,500	15	-	(15)	-	(15)
LB Technology Fund 1		5,400	-	-	-	-	-
Shinhan-Neoplux Energy Newbiz Fund		6,000	-	-	-	-	-
	~~W~~	4,510,649	3,979,557	282,991	(3,742)	(69,268)	(73,010)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

14.	Investments in associates (continued)

(d)	Reconciliation of associates’ financial information presented to the carrying amount of the Group’s interest in the associates as of December 31, 2018 and 2017 were as follows:

Associates		December 31, 2018
		Net assets (A)	Proportion of ownership interest (B)	(A) x (B)	Unrealized income and expenses	Other adjustments	Carrying amount
BNP Paribas Cardif Life Insurance Co., Ltd.	~~W~~	333,178	14.99%	49,977	(136)	-	49,841
Daewontos Co., Ltd. (*1)		(2,092)	36.33%	(760)	-	760	-
DAEGY Electrical Construction Co., Ltd.		397	27.45%	109	-	-	109
YEONWOONG SYSTEM		345	21.77%	76	-	-	76
DOODOO LOGITECH		158	27.96%	44	-	-	44
Neoplux Technology Valuation Investment Fund		56,214	33.33%	18,738	-	-	18,738
Partners 4th Growth Investment Fund		66,449	25.00%	16,612	-	-	16,612
KTB Newlake Global Healthcare PEF (*2)		32,385	20.00%	6,477	-	113	6,590
Jaeyang Industry (*3)		(2,571)	25.90%	(666)	-	666	-
Tigris-Aurum Fund 1		5,101	27.27%	1,391	-	-	1,391
DAEKWANG SEMICON DUCTOR Co., Ltd.		15,922	20.94%	3,334	-	-	3,334
Songrim Co., Ltd. (*3)		(23)	35.34%	(8)	-	8	-
Taihan Industrial System Co., Ltd. (*2)		(1,161)	28.29%	(328)	-	328	-
Hyungje art printing (*3)		(119)	31.54%	(38)	-	38	-
ICSF (The Korea’s Information Center for Savings & Finance)		462	32.26%	149	-	-	149
Shinhan-Albatross Technology Investment Fund		17,827	33.33%	5,942	-	-	5,942
Miraeequity-Incus Venture Business Fund No.4		8,316	23.53%	1,957	-	-	1,957
Shinhan-Neoplux Energy Newbiz Fund		17,032	23.33%	3,974	-	-	3,974
Stassets-DA Value Healthcare Fund I		4,089	24.10%	985	-	-	985
	~~W~~	551,909		107,965	(136)	1,913	109,742

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

14.	Investments in associates (continued)

(d) Reconciliation of associates’ financial information presented to the carrying amount of the Group’s interest in the associates as of December 31, 2018 and 2017 were as follows: (continued)

(*1) Other adjustments represent the unrecognized share of accumulated losses resulting from the Group’s discontinuing the use of equity method since its interest was reduced to zero by the accumulated losses of the investee.

(*2) Other adjustments represent the difference between the cost of the investment and the Group’s share in the net fair value of the investee’s identifiable assets and liabilities on acquisition of the investment.

(*3) Other adjustments represent the difference between the cost of the investment and the Group’s share in the net fair value of the investee’s identifiable net assets on acquisition of the investment as well as the unrecognized share of accumulated losses resulting from the Group’s discontinuing the use of equity method since its interest was reduced to zero by the accumulated losses of the investee.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

14.	Investments in associates (continued)

(d) Reconciliation of associates’ financial information presented to the carrying amount of the Group’s interest in the associates as of December 31, 2018 and 2017 were as follows: (continued)

Associates		December 31, 2017
		Net assets (A)	Proportion of ownership interest (B)	(A) x (B)	Unrealized income and expenses	Other adjustments	Carrying amount
BNP Paribas Cardif Life Insurance Co., Ltd.	~~W~~	351,986	14.99%	52,798	(146)	-	52,652
Daewontos Co., Ltd. (*1)		(2,092)	36.33%	(760)	-	760	-
Inhee Co., Ltd.		1,341	15.36%	205	-	-	205
DAEGY Electrical Construction Co., Ltd.		397	27.45%	109	-	-	109
YEONWOONG SYSTEM		351	21.77%	77	-	-	77
DOODOO LOGITECH		585	27.96%	163	-	-	163
Neoplux Technology Valuation Investment Fund		40,409	33.33%	13,470	-	-	13,470
JAEYOUNG SOLUTEC CO., LTD. (*2)		17,484	9.61%	1,679	-	2,169	3,848
Partners 4th Growth Investment Fund		53,561	25.00%	13,390	-	-	13,390
KTB Newlake Global Healthcare PEF (*3)		8,279	20.00%	1,656	-	113	1,769
Jaeyang Industry (*4)		(2,571)	25.90%	(666)	-	666	-
Tigris-Aurum Fund 1		5,266	27.27%	1,436	-	-	1,436
Chungyoung INC. (*4)		(5,100)	18.94%	(966)	-	966	-
DAEKWANG SEMICON DUCTOR Co., Ltd.		18,263	20.94%	3,825	-	-	3,825
Branbuil Co., Ltd. (*3)		(507)	15.53%	(79)	-	79	-
Songrim Co., Ltd.		136	35.34%	48	-	-	48
Taihan Industrial System Co., Ltd. (*3)		(1,594)	28.29%	(451)	-	451	-
ICSF (The Korea’s Information Center for Savings & Finance)		483	32.26%	156	-	-	156
Shinhan-Albatross Technology Investment Fund		5,345	33.33%	1,782	-	-	1,782
Loggia		162	16.29%	26	-	-	26
Quantum-Nvestor Fund No.1		5,958	16.67%	993	-	-	993
Lodestone 1st Private Equity Fund		11,456	17.38%	1,991	-	-	1,991
Miraeequity-Incus Venture Business Fund No.4		8,485	23.53%	1,996	-	-	1,996
LB Technology Fund 1		5,400	18.52%	1,000	-	-	1,000
Shinhan-Neoplux Energy Newbiz Fund		6,000	23.33%	1,400	-	-	1,400
	~~W~~	529,483		95,278	(146)	5,204	100,336

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

14.	Investments in associates (continued)

(d) Reconciliation of associates’ financial information presented to the carrying amount of the Group’s interest in the associates as of December 31, 2018 and 2017 were as follows: (continued)

(*1) Other adjustments represent the unrecognized share of accumulated losses resulting from the Group’s discontinuing the use of equity method since its interest was reduced to zero by the accumulated losses of the investee.

(*2) Net assets do not include non-controlling interests.  Other adjustments represent the difference between the cost of the investment and the Group’s share in the net fair value of the investee’s identifiable assets and liabilities on acquisition of the investment.

(*3) Other adjustments represent the difference between the cost of the investment and the Group’s share in the net fair value of the investee’s identifiable assets and liabilities on acquisition of the investment.

(*4) Other adjustments represent the difference between the cost of the investment and the Group’s share in the net fair value of the investee’s identifiable net assets on acquisition of the investment as well as the unrecognized share of accumulated losses resulting from the Group’s discontinuing the use of equity method since its interest was reduced to zero by the accumulated losses of the investee.

(e)	The unrecognized equity method losses and accumulated unrecognized equity losses for the years ended December 31, 2018 and 2017 are as follows :

		2018
		Unrecognized equity method loss	Accumulated unrecognized equity method loss
Daewontos Co., Ltd.	~~W~~	-	(760)
Jaeyang industry Co., Ltd.		-	(18)
Songrim Co., Ltd		(8)	(8)
Total	~~W~~	(8)	(786)

		2017
		Unrecognized equity method loss	Accumulated unrecognized equity method loss
Daewontos Co., Ltd.	~~W~~	-	(760)
Jaeyang industry Co., Ltd.		-	(18)
Chungyoung INC.		(130)	(130)
Total	~~W~~	(130)	(908)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

15.	Investment properties

(a) Investment properties as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	417,994	-	417,994
Buildings		222,848	(69,549)	153,299
	~~W~~	640,842	(69,549)	571,293

		December 31, 2017
		Acquisition cost	Accumulated depreciation	Book value
Land	~~W~~	435,722	-	435,722
Buildings		223,216	(60,642)	162,574
	~~W~~	658,938	(60,642)	598,296

(b) Fair value of investment properties as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Investment properties (*1)	~~W~~	605,107	686,811

(*1) Fair value of investment properties is estimated based on the recent market transactions and certain significant unobservable inputs. Accordingly, fair value of investment properties is classified as level 3.

(c) Income and expenses on investment properties for the years ended December 31, 2018 and 2017 were as follows

		2018	2017
Rental income	~~W~~	27,559	25,169
Direct operating expenses for investment properties that generate rental income		5,736	5,600

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

16.	Other assets

Other assets as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Unsettled trades and accounts receivable	~~W~~	5,865,729	4,120,125
Domestic exchange settlement receivables		5,992,383	2,871,934
Guarantee deposits		1,020,548	1,024,763
Accrued income		1,290,791	1,051,311
Prepaid expense		104,076	99,179
Suspense payments		69,600	60,032
Sundry assets		125,668	92,178
Others		2,799	2,243
Present value discount		(36,355)	(42,434)
Allowance for impairment		(25,612)	(26,252)
	~~W~~	14,409,627	9,253,079

17.	Non-current assets held for sale

(a) Non-current assets held for sale as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Property and equipment	~~W~~	7,561	7,534

The Group classified property and equipment which were highly expected to be sold within one year from December 31, 2018, as non-current assets held for sale.

(b) The cumulative income or loss recognized in other comprehensive income

There were no cumulative income or loss recognized in other comprehensive income relating to non-current assets held for sale as of December 31, 2018 and 2017.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

18.	Pledged assets

(a) Assets pledged as collateral as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Loans:
Loans at amortized cost	~~W~~	129,210	-
Loans		-	99,158
Securities (*1):
Securities at FVOCI		411,371	-
Securities at amortized cost		10,565,279	-
Available-for-sale financial assets		-	595,373
Held-to-maturity financial assets		-	10,346,611
		10,976,650	10,941,984
Property and equipment (*2)		5,784	5,592
	~~W~~	11,111,644	11,046,734

(*1) The carrying amounts of assets pledged as collateral that the transferees had the right to sell or repledge regardless of the Group’s default as of December 31, 2018 and 2017 were ~~W~~684,013 million and ~~W~~909,195 million, respectively.

(*2) The amounts were based on the notification amount of pledge.

(b) The fair value of collateral held that the Group has the right to sell or repledge regardless of pledger’s default as of December 31, 2018 and 2017 were as follows:

		December 31, 2018		December 31, 2017
		Collateral held	Collateral sold or repledged	Collateral held	Collateral sold or repledged
Securities	~~W~~	5,190,387	-	3,749,516	-

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

19.	Financial liabilities designated at fair value through profit or loss

(a) There were no financial liabilities designated at FVTPL as of December 31, 2018 and 2017.

(b) There was no net gain or loss on financial liabilities designated at FVTPL for the year ended December 31, 2018.  Net losses on financial liabilities designated at FVTPL for the year ended December 31, 2017 were as follows:

2017
Deposits:
Loss on transaction	~~W~~	(43)

20.	Deposits

Deposits as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Demand deposits:
Korean won	~~W~~	92,939,482	89,453,125
Foreign currencies		12,058,823	12,289,606
		104,998,305	101,742,731
Time deposits:
Korean won		119,544,345	112,021,376
Foreign currencies		16,109,446	13,945,457
Gain on fair value hedge		(167,226)	(179,053)
		135,486,565	125,787,780
Negotiable certificates of deposits		9,213,652	7,478,278
Note discount deposits		4,087,530	3,423,459
CMA		4,084,709	4,197,146
Others		21,963	24,350
	~~W~~	257,892,724	242,653,744

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

21.	Financial liabilities at fair value through profit or loss

(a) Financial liabilities at FVTPL as of December 31, 2018 and trading liabilities as of December 31, 2017 were as follows:

	December 31, 2018			December 31, 2017
	Interest rate (%)		Amount	Interest rate (%)		Amount
Securities sold	2.75	~~W~~	20,625	-	~~W~~	-
Gold/silver deposits	-		458,934	-		434,586
		~~W~~	479,559		~~W~~	434,586

(b) Net gain (loss) on financial liabilities at FVTPL for the year ended December 31, 2018 and net gain (loss) on trading liabilities for the year ended December 31, 2017 were as follows:

		2018	2017
Securities sold:
Gain on sale	~~W~~	231	691
Loss on sale		(384)	(1,277)
Gain on valuation		27	-
Loss on valuation		(28)	-
		(154)	(586)
Gold/silver deposits:
Gain on sale		1,611	2,834
Loss on sale		(217)	(395)
Gain on valuation		293	436
Loss on valuation		(15,185)	(176)
		(13,498)	(2,699)
	~~W~~	(13,652)	2,113

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

22.	Borrowings

Borrowings as of December 31, 2018 and 2017 were as follows:

	December 31, 2018			December 31, 2017
	Interest rate (%)		Amount	Interest rate (%)		Amount
Call money:
Korean won	1.73	~~W~~	120,000	-	~~W~~	-
Foreign currencies	0.00~6.85		840,162	0.00~6.20		561,813
			960,162			561,813

Bill sold	0.75~1.70		14,536	0.65~1.63		13,605
Bonds sold under repurchase agreements:
Korean won	1.82		1,027	0.00		903
Foreign currencies	2.63~6.50		82,001	1.69~6.00		296,696
			83,028			297,599
Borrowings in Korean won:
Borrowings from Bank of Korea	0.50~0.75		2,288,991	0.50~0.75		2,873,706
Others	0.00~4.25		6,561,883	0.00~4.25		5,769,260
			8,850,874			8,642,966
Borrowings in foreign currencies:
Overdraft due to banks	0.00		77,673	0.00		128,634
Borrowings from banks	0.00~9.20		4,576,198	0.24~9.25		3,737,367
Sub-lease	0.00~3.34		84,017	0.00~2.15		240,380
Others	2.60~7.90		1,510,190	1.45~7.90		995,366
			6,248,078			5,101,747
Deferred origination costs			(1,857)			(168)
		~~W~~	16,154,821		~~W~~	14,617,562

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

23.	Debt securities issued

Debt securities issued as of December 31, 2018 and 2017 were as follows:

	December 31, 2018			December 31, 2017
	Interest rate (%)		Amount	Interest rate (%)		Amount
Debt securities issued in Korean won:
Debt securities issued	0.00~8.00	~~W~~	23,425,572	0.00~8.00	~~W~~	18,861,594
Subordinated debt securities issued	2.20~4.60		3,200,145	2.20~4.60		3,000,400
Gain on fair value hedges			(206,985)			(274,046)
Discount on debt securities issued			(62,944)			(29,698)
			26,355,788			21,558,250
Debt securities issued in foreign currencies:
Debt securities issued	0.02~4.01		3,356,032	0.00~4.20		2,504,859
Subordinated debt securities issued	3.75~5.00		2,271,799	3.75~3.88		1,446,390
Gain on fair value hedges			(55,251)			(25,795)
Discount on debt securities issued			(29,102)			(23,277)
			5,543,478			3,902,177
		~~W~~	31,899,266		~~W~~	25,460,427

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

24.	Defined benefit liabilities (assets)

(a) Defined benefit plan assets and liabilities

The Group provides a defined benefit plan for qualified employees.  Plan assets are managed by trust companies, funds, and other similar companies that are subject to local regulations and each country’s business environment.

Defined benefit plan assets and liabilities as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Present value of defined benefit obligations	~~W~~	1,370,151	1,263,698
Fair value of plan assets		(1,299,502)	(1,294,013)
Defined benefit liabilities (assets)	~~W~~	70,649	(30,315)
Defined benefit assets	~~W~~	-	34,120
Defined benefit liabilities		70,649	3,805

(b) Changes in the present value of defined benefit obligations for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Beginning balance	~~W~~	1,263,698	1,258,473
Current service cost		104,538	128,079
Interest expense		44,471	40,998
Remeasurements (*1)(*2)		65,504	(106,466)
Effects of foreign currency movements		(853)	67
Benefits paid by the plan		(106,995)	(65,624)
Others		(213)	5,361
Past service cost		-	2,810
Ending balance	~~W~~	1,370,151	1,263,698

(*1) Remeasurements for the year ended December 31, 2018 consist of ~~W~~18,399 million of actuarial loss arising from changes in demographic assumptions, ~~W~~54,933 million of actuarial loss arising from changes in financial assumptions and ~~W~~7,828 million of actuarial gain arising from changes in experience adjustments, respectively.

(*2) Remeasurements for the year ended December 31, 2017 consist of ~~W4~~,929 million of actuarial loss arising from changes in demographic assumptions, ~~W~~78,228 million of actuarial gain arising from changes in financial assumptions and ~~W~~33,167 million of actuarial gain arising from changes in experience adjustments, respectively.

(c) Changes in the fair value of plan assets for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Beginning balance	~~W~~	1,294,013	1,208,370
Interest income		50,725	41,085
Remeasurements		(31,570)	(21,188)
Contributions paid into the plan		92,000	120,000
Benefits paid by the plan		(105,666)	(54,254)
Ending balance	~~W~~	1,299,502	1,294,013

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

24.	Defined benefit liabilities (assets) (continued)

(d) The amount of major categories of the fair value of plan assets as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Deposits	~~W~~	1,281,069	1,275,313
Others		18,433	18,700
	~~W~~	1,299,502	1,294,013

(e) Actuarial assumptions as of December 31, 2018 and 2017 were as follows:

	December 31, 2018	December 31, 2017	Descriptions
Discount rate	3.18%	3.92%	AA0 Corporate bond yields
Future salary increasing rate	2.33% + Upgrade rate	2.63% + Upgrade rate	Average for last 5 years

(f) Sensitivity analysis

Sensitivity analysis of the present value fluctuations of defined benefit obligations as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	~~W~~	(121,918)	140,734
Future salary increasing rate		137,918	(120,557)

		December 31, 2017
		Change in present value when the factor rises by 100 basis points	Change in present value when the factor falls by 100 basis points
Discount rate	~~W~~	(109,226)	125,770
Future salary increasing rate		126,331	(111,638)

(g) The maturity analysis of undiscounted retirement benefit payments as of the end of the current term is as follows

		1 year or less	1 year~ 2 years or less	2 years~ 5 years or less	5 years~ 10 years or less	More than 5 years	Total
Salary payment amount	~~W~~	58,231	80,625	277,853	395,171	1,094,529	1,906,409

(h) The weighted average durations of defined benefit obligations as of December 31, 2018 and 2017 were 9.90 years and 9.33 years, respectively.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

25.	Provisions

(a)	Changes in provisions for unused credit commitments and financial guarantee contracts issued for the year ended December 31, 2018 were as follows:

		2018
		Loan commitments and other liabilities for credit			Financial guarantee contracts			Total
			Lifetime expected credit losses			Lifetime expected credit losses
		12-month expected credit losses	Credit-unimpaired financial asset	Credit-impaired financial asset	12-month expected credit losses	Credit-unimpaired financial asset	Credit-impaired financial asset
Beginning balance	~~W~~	69,350	17,341	-	30,338	3,346	2,464	122,839
Transfer to 12-month expected credit losses		2,929	(2,929)	-	1,139	(1,139)	-	-
Transfer to lifetime expected credit losses		(2,605)	2,605	-	(1,804)	1,804	-	-
Transfer to impaired financial asset		-	-	-	(13)	-	13	-
Provision (reversal)		(3,586)	(800)	-	(3,226)	455	(690)	(7,847)
Foreign exchange movements		719	105	-	757	481	449	2,511
Others (*2)		-	-	-	27,237	940	(479)	27,698
Ending balance	~~W~~	66,807	16,322	-	54,428	5,887	1,757	145,201

(*1) The beginning balance was restated in accordance with K-IFRS No.1109.

(*2) Other changes were mainly due to newly issued financial guarantee contracts recognized at their fair values, termination, effect of discount rate changes, etc.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

25.	Provisions (continued)

(b) Changes in provisions for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Asset retirement	Litigation	Non-financial guarantee contracts	Others	Total
Beginning balance	~~W~~	30,874	11,850	46,340	43,567	132,631
Provision (reversal)		6,474	(971)	(2,833)	3,583	6,253
Provision used		(2,388)	(5,492)	-	(6,467)	(14,347)
Foreign exchange movements		-	386	1,677	(1,006)	1,057
Others (*1)		1,810	-	(1,713)	13,824	13,921
Ending balance	~~W~~	36,770	5,773	43,471	53,501	139,515

(*1) Other changes were mainly due to newly issued financial guarantee contracts recognized at their fair values, termination, effect of discount rate changes, etc.

		2017
		Asset retirement	Litigation	Unused credit	Guarantee	Others	Total
Beginning balance	~~W~~	36,098	12,044	94,985	78,499	85,305	306,931
Provision (reversal)		(4,853)	423	(787)	2,084	(20,222)	(23,355)
Provision used		(2,132)	-	-	-	(21,464)	(23,596)
Foreign exchange movements		-	(617)	(3,483)	(4,458)	(52)	(8,610)
Others (*1)		1,761	-	2,526	3,666	-	7,953
Ending balance	~~W~~	30,874	11,850	93,241	79,791	43,567	259,323

(*1) Other changes were due to originations and maturities of financial guarantees recognized initially at their fair value, effect of discount rate change and acquisition cost of new leased properties relating to asset retirement.

(*2) During 2018, the accounting treatment for Shinhan Vietnam's acquisition of ANZ retail business division was finalized. The Group retrospectively adjusted the provisional amount of the identifiable net assets recognised at the acquisition date.  The retrospective adjustment details and the effect on the financial statements are given in Note 45.

(c) Asset retirement obligation liabilities represent the estimated cost to restore the existing leased properties which were discounted to the present value using the appropriate discount rate at the end of the reporting period.  Disbursements of such costs were expected to incur at the end of the lease contract.  Such costs were reasonably estimated using the average lease period and the average restoration expenses.  The average lease period was calculated based on the past ten-year historical data of the expired leases.  The average restoration expense was calculated based on the actual costs incurred for the past three years using the three-year average inflation rate.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

26.	Other liabilities

Other liabilities as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Accounts payable	~~W~~	5,847,048	4,162,381
Borrowing from trust account		2,994,798	4,052,608
Accrued expenses		2,631,797	2,444,803
Liability incurred by agency relationship		1,306,075	935,016
Domestic exchange settlement payables		1,016,256	1,683,449
Account for agency business of other institutions		720,171	600,774
Security deposits received		355,867	602,613
Foreign exchange settlement payables		225,921	223,436
Suspense payable		73,426	77,495
Unearned income		96,975	87,953
Withholding value-added tax and other taxes		119,190	88,222
Dividend payable		2,597	1,367
Sundry liabilities		46,845	57,773
Present value discount		(2,118)	(2,913)
	~~W~~	15,434,848	15,014,977

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won, except for share data)

27.	Equity

(a) Equity as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Capital stock:
Common stock	~~W~~	7,928,078	7,928,078
Other equity instruments:
Hybrid bonds		698,660	668,938
Capital surplus:
Share premium		398,080	398,080
Others		5,084	5,084
		403,164	403,164
Capital adjustments:
Stock options		4,850	782
Others		(4,204)	(4,089)
		646	(3,307)
Accumulated other comprehensive income (loss):
Net change in fair value of financial assets at FVOCI		(21,118)	-
Net change in fair value of available-for-sale financial assets		-	46,841
Share of other comprehensive income of associates, net		4,859	6,586
Foreign currency translation differences for foreign operations		(313,003)	(337,163)
Remeasurements of defined benefit plans		(277,435)	(207,036)
		(606,697)	(490,772)
Retained earnings:
Legal reserve (*1)		1,835,854	1,675,077
Voluntary reserve (*2)		10,930,547	10,065,795
Other reserve (*3)		112,058	99,681
Unappropriated retained earnings (*4)(*5)		2,884,292	2,300,992
		15,762,751	14,141,465

Non-controlling interests		5,937	5,298
	~~W~~	24,192,539	22,652,863

(*1)

According to the Article 40 of the Banking Act, the Bank is required to appropriate an amount equal to a minimum of 10% of cash dividends paid for each accounting period as a legal reserve, until such reserve equals 100% of issued capital.  The legal reserve is only available to reduce accumulated deficit or transfer to capital stock.

(*2)

The amounts include regulatory reserve for loan loss based on separate financial statements of ~~W~~1,842,655 million and ~~W~~1,754,773 million as of December 31, 2018 and 2017, respectively.  The amounts also include asset revaluation surplus of ~~W~~355,898 million as of December 31, 2018 and 2017, respectively.

(*3)	Other reserve was established according to the laws applicable to some oversea branches and it may be used only to reduce their deficit.
(*4)

The amounts include difference between the regulatory reserve for loan loss based on separate financial statement and the regulatory reserve for loan loss based on consolidated financial statement of ~~W~~5,602 million and ~~W~~26,074 million as of December 31, 2018 and 2017, respectively.  Provision for regulatory reserve for loan losses are ~~W~~113,243 million and ~~W~~113,956 million for the years ended December 31, 2018 and 2017, respectively.

(*5) As the accounting treatment for the acquisition of ANZ retail business by Shinhan Vietnam was finalized in 2018, the ending balance for 2017 was retroactively adjusted.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won, except for share data)

27.	Equity (continued)

(b) Capital stock

Capital stock of the Bank as of December 31, 2018 and 2017 were as follows:

	December 31, 2018	December 31, 2017
Number of authorized shares	2,000,000,000 shares	2,000,000,000 shares
Par value per share in won	~~W~~5,000	~~W~~5,000
Number of issued shares outstanding	1,585,615,506 shares	1,585,615,506 shares

(c) Hybrid bonds

Hybrid bonds as of December 31, 2018 and 2017 were as follows:

			Book value
Date of issuance	Date of maturity		December 31, 2018	December 31, 2017	Interest rate (%)
Hybrid bonds issued in Korean won:
March 21, 2008	March 21, 2038	~~W~~	-	119,878	7.30
March 25, 2008	March 25, 2038		-	49,947	7.30
June 7, 2013	June 7, 2043		299,568	299,568	4.63
June 29, 2017	Perpetual bond		129,701	129,701	3.33
June 29, 2017	Perpetual bond		69,844	69,844	3.81
October 15, 2018	Perpetual bond		199,547	-	3.70
		~~W~~	698,660	668,938
Dividends on hybrid bond holders		~~W~~	25,228	29,856
Weighted average interest rate (%)			4.36	5.23

The above hybrid bonds are subject to early redemption option after five years or ten years from the date of issuance, and the maturity can be extended under the same condition at the maturity date.  In addition, if no dividend is paid for common shares, the agreed interest is also not paid.

During the year ended December 31, 2018, ~~W~~169,825 million of hybrid bonds issued in March 2008 were repaid early.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won, except for share data)

27.	Equity (continued)

(d) Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Items that are or may be reclassified to profit or loss			Items that will not be reclassified to profit or loss
		Net change in fair value of financial assets at FVOCI	Share of other comprehensive income (loss) of associates, net	Foreign currency translation differences for foreign operations	Net change in fair value of financial assets at FVOCI	Share of other comprehensive income (loss) of associates, net	Remeasurements of the defined benefit plans	Total
Beginning balance (*1)	~~W~~	(70,683)	6,614	(334,281)	(58,379)	(28)	(207,036)	(663,793)
Change due to fair value		135,350	-	-	21,151	-	-	156,501
Change due to other comprehensive income of associates		-	(1,579)	-	-	25	-	(1,554)
Change due to impairment		3,467	-	-	-	-	-	3,467
Change due to disposal		11,910	(286)	-	-	-	-	11,624
Effect of hedge accounting		(2,365)	-	(35,879)	-	-	-	(38,244)
Effect of foreign currency movements		-	-	47,227	423	-	-	47,650
Remeasurements of defined benefit plans		-	-	-	-	-	(97,076)	(97,076)
Amounts transferred to retained earnings Effect of tax		-	-	-	(4,399)	13	-	(4,386)
		(52,713)	110	9,930	(4,880)	(10)	26,677	(20,886)
Ending balance	~~W~~	24,966	4,859	(313,004)	(46,084)	-	(277,435)	(606,697)

(*1) The beginning balance was restated in accordance with K-IFRS No.1109.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

27.	Equity (continued)

(d) Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2018 and 2017 were as follows: (continued)

		2017
		Net change in fair value of available-for-sale financial assets	Share of other comprehensive income (loss) of associates, net	Foreign currency translation differences for foreign operations	Remeasure-ments of defined benefit plans	Total
Beginning balance	~~W~~	139,824	16,583	(151,936)	(280,916)	(276,445)
Change due to fair value		(44,185)	-	-	-	(44,185)
Change due to other comprehensive income of associates		-	(10,043)	-	-	(10,043)
Change due to impairment		38,383	-	-	-	38,383
Change due to disposal		(119,348)	(!4)	-	-	(119,362)
Effect of hedge accounting		1,241	-	97,353	-	98,594
Effect of foreign currency movements		(7,113)	-	(267,693)	-	(274,806)
Remeasurements of defined benefit plans		-	-	-	84,994	84,994
Amounts transferred from retained earnings		-	414	-	-	414
Effect of tax		38,039	(354)	(14,887)	(11,114)	11,684
Ending balance	~~W~~	46,841	6,586	(337,163)	(207,036)	(490,772)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won, except for par value per share and dividend per share)

27.	Equity (continued)

(e) Statements of appropriation of retained earnings for the years ended December 31, 2018 and 2017 were as follows:

		2018 Expected date of approval: March 26, 2019	2017 Date of approval: March 21, 2018
Unappropriated retained earnings:
Balance at beginning of year	~~W~~	-	-
Net effect on change due to accounting policy		(90,616)	-
Transfer from other comprehensive income through the sale of securities at FVOCI		(3,189)	-
Interest on hybrid bond		(25,228)	(29,857)
Profit for the year		2,116,606	1,607,761
		1,997,573	1,577,904
Transfer from reserves:
Voluntary reserve		8,453,145	7,676,276
Regulatory reserve for loan loss		-	-
		8,453,145	7,676,276
		10,450,718	9,254,180
Appropriation of retained earnings:
Legal reserve		211,661	160,776
Regulatory reserve for loan loss		118,844	87,882
Other reserve		11,139	12,377
Voluntary reserves		9,218,899	8,453,145
Loss on redemption of hybrid bond		175	-
Dividends on common stock		890,000	540,000
(Dividend per share in won: 2018 ~~W~~561.30 (11.23%) 2017 ~~W~~340.56 (6.81%)
		10,450,718	9,254,180
Unappropriated retained earnings to be carried over to subsequent year	~~W~~	-	-

These statements of appropriation of retained earnings were based on the separate financial statements of the Bank.

(f) Dividends

Dividends of common stock for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Number of issued shares outstanding		1,585,615,506	1,585,615,506
Par value per share in won	~~W~~	5,000	5,000
Dividend rate per share		11.23%	6.81%
Dividend per share in won	~~W~~	561.30	340.56

.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won, except for earnings per share)

27.	Equity (continued)

(g) Dividends payout ratio

Dividends payout ratio for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Dividends	~~W~~	890,000	540,000
Profit for the year (*1)		2,279,049	1,712,073
Dividends payout ratio to profit for the year		39.05%	31.54%
Profit for the year adjusted for regulatory reserve (*1)(*2)		1,962,108	1,598,117
Dividends payout ratio to profit for the year adjusted for regulatory reserve for loan loss		45.36%	33.79%

(*1) Profit for the year and profit for the year adjusted for regulatory reserve for loan loss were the amount attributable to equity holder of the Bank.

(*2) As the accounting treatment for the acquisition of ANZ retail business by Shinhan Vietnam was finalized, the amount was adjusted retrospectively.

28.	Regulatory reserve for loan loss

The Group should calculate and disclose regulatory reserve for loan loss, in accordance with the Article 29-1 and 29-2 of Regulation on Supervision of Banking Business.

(a) The regulatory reserve for loan loss as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Regulatory reserve for loan loss	~~W~~	1,902,647	1,788,691
Provision for regulatory reserve for loan loss		113,243	113,956
	~~W~~	2,015,890	1,902,647

(b) Profit for the year adjusted for regulatory reserve for loan loss and earnings per share adjusted for regulatory reserve for loan loss for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Provision for regulatory reserve for loan loss (*1)	~~W~~	316,941	113,956
Profit for the year adjusted for regulatory reserve for loan loss		1,962,421	1,598,358
Earnings per share adjusted for regulatory reserve in won		1,222	989

     (*1) The amount was calculated based on the reserve for loan losses that retroactively reflects the effect of adoption of K-IFRS No. 1109.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

29.	Net interest income

(a) Net interest income for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Interest income:
Cash and due from banks	~~W~~	106,633	43,583
Loans (*1)		8,197,418	6,443,680
Securities at FVTPL		221,569	-
Securities at FVOCI		607,771	-
Securities at amortized cost		403,707	-
Trading assets		-	140,216
Available-for-sale financial assets		-	428,647
Held-to-maturity financial assets		-	334,008
Others		59,627	59,143
		9,596,725	7,449,277
Interest expense: (*2)
Deposits		(3,007,294)	(2,411,147)
Borrowings		(292,048)	(207,404)
Debt securities issued		(640,708)	(490,006)
Others		(70,681)	(22,793)
		(4,010,731)	(3,131,350)
Net interest income	~~W~~	5,585,994	4,317,917

(*1) The amounts include an interest income from loans at FVTPL of ~~W~~15,086 million for the year ended December 31, 2018.

(*2) There were no interest expense from financial liabilities at FVTPL for the years ended December 31, 2018 and 2017.

(b) Interest income recognized on impaired financial assets for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Interest income	~~W~~	15,086	16,371

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

30.	Net fees and commission income

Net fees and commission income for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Fees and commission income:
Credit placement fees	~~W~~	54,672	55,124
Commission received as electronic charge receipt		145,874	141,646
Brokerage fees		97,928	107,773
Commission received as agency		323,796	324,489
Investment banking fees		71,095	53,621
Commission received in foreign exchange activities		189,017	179,567
Asset management fees from trust accounts		192,422	166,189
Guarantee fees		69,729	60,825
Others		113,219	94,640
		1,257,752	1,183,874
Fees and commission expense:
Credit-related fees		(35,006)	(34,105)
Brand-related fees		(34,769)	(32,757)
Service-related fees		(25,748)	(17,450)
Trading and brokerage fees		(9,430)	(8,040)
Commission paid in foreign exchange activities		(38,722)	(32,258)
Others		(77,544)	(68,189)
		(221,219)	(192,799)
Net fees and commission income	~~W~~	1,036,533	991,075

31.	Dividend income

Dividend income for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017

Securities at fair value through profit or loss	~~W~~	3,905	-
Securities at fair value through other comprehensive income		11,757	-
Trading assets		-	27,942
Available-for-sale financial assets		-	72,574
	~~W~~	15,662	100,516

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

32.  Gain and loss on financial instruments at fair value through profit or loss

Gain and loss on financial instruments at FVTPL for the year ended December 31, 2018 and net trading loss for the year ended 2017 were as follows:

		2018
Financial instruments at FVTPL
Debt:
Gain on valuation of debt securities	~~W~~	101,439
Gain on sale of debt securities		52,642
Loss on valuation of debt securities		(38,178)
Loss on sale of debt securities		(44,726)
Others		71,308
		142,485
Equity:
Gain on valuation of equity securities		25,778
Gain on sale of equity securities		31,564
Loss on valuation of equity securities		(13,080)
Loss on sale of equity securities		(17,900)
		26,362
Gold/silver:
Gain on valuation of gold/silver deposits		19,667
Gain on sale of gold/silver deposits		1,611
Loss on valuation of gold/silver deposits		(15,473)
Loss on sale of gold/silver deposits		(217)
		5,588
Loans at FVTPL
Gain on valuation of loans		5,292
Gain on sale of loans		12,181
Loss on valuation of loans		(1,225)
Loss on sale of loans		(2,420)
		13,828
		188,263

Derivatives
Foreign currency related:
Gain on valuation and transaction		5,855,531
Loss on valuation and transaction		(5,682,626)
		172,905
Interest rates related:
Gain on valuation and transaction		453,291
Loss on valuation and transaction		(450,679)
		2,612
Equity related:
Gain on valuation and transaction		20,203
Loss on valuation and transaction		(10,863)
		9,340
Commodity related:
Gain on valuation and transaction		5,532
Loss on valuation and transaction		(20,141)
		(14,609)
		170,248
Net gain on financial instruments at FVTPL	~~W~~	358,511

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

32.  Gain and loss on financial instruments at fair value through profit or loss (continued)

Gain and loss on financial instruments at FVTPL for the year ended December 31, 2018 and net trading loss for the year ended 2017 were as follows: (continued)

		2017
Trading assets and trading liabilities
Debt:
Gain on valuation of debt securities	~~W~~	1,577
Gain on sale of debt securities		15,214
Loss on valuation of debt securities		(36,934)
Loss on sale of debt securities		(19,779)
		(39,922)
Equity:
Gain on valuation of equity securities		6,689
Gain on sale of equity securities		23,385
Loss on valuation of equity securities		(7,509)
Loss on sale of equity securities		(13,056)
		9,509
Gold/silver:
Gain on valuation of gold/silver deposits		6,735
Gain on sale of gold/silver deposits		2,834
Loss on valuation of gold/silver deposits		(693)
Loss on sale of gold/silver deposits		(395)
		8,481
		(21,932)
Derivatives
Foreign currency related:
Gain on valuation and transaction		7,424,307
Loss on valuation and transaction		(7,617,205)
		(192,898)
Interest rates related:
Gain on valuation and transaction		486,280
Loss on valuation and transaction		(455,420)
		30,860
Equity related:
Gain on valuation and transaction		7,326
Loss on valuation and transaction		(8,722)
		(1,396)
Commodity related:
Gain on valuation and transaction		24,855
Loss on valuation and transaction		(4,387)
		20,468
		(142,966)
Net trading loss	~~W~~	(164,898)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

33.	General and administrative expenses

General and administrative expenses for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Employee benefits:
Short and long term employee benefits	~~W~~	1,787,842	1,751,542
Post-employee defined benefits		98,284	130,802
Post-employee defined contributions		154	133
Termination benefits		90,484	224,033
		1,976,764	2,106,510
Amortization:
Depreciation		118,567	120,074
Amortization of intangible assets		43,887	38,880
		162,454	158,954
Other general and administrative expenses:
Rent		283,430	256,233
Service contract expenses		252,445	234,418
Taxes and dues		84,094	76,187
Advertising		74,262	60,338
Electronic data processing expenses		58,096	56,954
Others		170,241	168,463
		922,568	852,953
	~~W~~	3,061,786	3,118,057

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won, except for exercise price and fair value)

34.	Share-based payments

(a) Stock options as of December 31, 2018 were as follows:

	4th grant	5th grant	6th grant	7th grant
Grant date	March 30, 2005	March 21, 2006	March 20, 2007	March 19, 2008
Exercise price in won (*1)	~~W~~28,006	~~W~~38,829	~~W~~54,560	~~W~~49,053
Number of shares granted	1,903,200	2,157,600	715,500	332,850
Contractual exercise period	2017.05.18 ~ 2018.08.30	2017.05.18 ~ 2019.08.21	2017.05.18 ~ 2020.08.19	2017.5.18 ~ 2021.5.17 2017.9.18 ~ 2021.9.17
Changes in number of shares granted:
Outstanding at December 31, 2017	93,426	101,963	50,513	26,233
Exercised	90,926	99,463	-	-
Outstanding at December 31, 2018 (*2)	-	2,500	50,513	26,233

Fair value in won (*3)	-	2,874	397	Expiration date 2021.5.17 : 1,441 Expiration date 2021.9.17 : 1,610

(*1) As of December 31, 2018, the granted shares were fully vested, and the weighted-average exercise price of 79,246 options outstanding was ~~W~~52,241.

(*2) As of December 31, 2018, 4,759 rights of exercise for 7th grant were suspended, and the fair value of the current suspended grants are zero.

(*3) As of December 31, 2018, the fair value consists of intrinsic value and time value, and suspended grants were evaluated based on the intrinsic value, which is the difference between the closing price of Shinhan Financial Group and the exercise price.

(b) Equity-settled share-based payments

   i) Equity-settled share-based payments as of December 31, 2018 were as follows:

Contents
Grant year	2010 ~ 2013	2014~
Type (*1)	Equity-settled share-based payment	Equity-settled share-based payment
Service period	Upon appointment and promotion since April 1, 2010 (Within 3 years from grant date)	Upon appointment and promotion since January 1, 2014 (Within 1 year from grant date)
Performance conditions (*2)	Increase rate of stock price and achievement of target ROE	Increase rate of stock price and achievement of target ROE

(*1) The Group granted shares of Shinhan Financial Group. According to the commitment, the amount that the Group must pay to the Shinhan Financial Group was recognized in liabilities, and the difference between the amount recognized in liabilities and the compensation cost based on equity-settled share-based payments was recognized in equity.

(*2) ROE: Return on Equity

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won, except for fair value and share data)

34.	Share-based payments (continued)

(b) Equity-settled share-based payments (continued)

ii) Granted shares and the fair value of grant date as of December 31, 2018 were as follows:

Grant date	Grant shares	Fair value (*1) (in won)	Estimated shares (*2)
April 1, 2010	306,400	45,150	10,471
January 1, 2014	109,800	47,300	2,364
January 1, 2015	159,000	44,500	148,882
March 18, 2015	16,800	42,650	12,610
April 10, 2015	2,300	40,350	1,591
May 1, 2015	2,300	46,000	1,466
May 22, 2015	5,300	42,800	3,097
May 27, 2015	2,300	40,200	1,314
August 1, 2015	2,300	41,900	958
August 24, 2015	2,300	40,250	785
January 1, 2016	221,900	39,000	212,366
January 1, 2017	221,300	45,300	187,467
January 23, 2017	2,700	45,600	2,421
March 7, 2017	17,400	46,950	13,600
March 24, 2017	8,100	49,000	5,961
June 1, 2017	2,700	49,250	1,493
July 5, 2017	2,700	49,550	1,251
July 6, 2017	2,700	49,200	1,244
January 1, 2018	227,500	49,400	207,228
	1,315,800		816,569

(*1) The fair value per share was evaluated based on the closing price of Shinhan Financial Group at each grant date.  As of December 31, 2018, the fair value per share data evaluated by Shinhan Financial Group amounted to ~~W~~39,600.

(*2) Grant shares at grant date were adjusted pursuant to increase rate of stock price (33.4% to 2013, 20.0% after 2014) and achievement of target ROE (66.6% to 2013, 80.0% after 2014) based on standard quantity applicable to the days of service among specified period of service, which allows for the determination of acquired quantity at the end of the operation period.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

34.	Share-based payments (continued)

(c) Stock compensation costs calculated for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Compensation costs recorded for the year	~~W~~	11,209	10,748

(d) Accrued expenses of the stock compensation costs and residual compensation costs as of December

31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Accrued expenses	~~W~~	36,446	30,773

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

35.	Net other operating expenses

Net other operating expenses for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Other operating income
Gain on sale of assets:
Loans at amortized cost	~~W~~	26,872	48,759
Written-off loans		13,119	116
		39,991	48,875
Others:
Gain on hedge activity from hedged items		112,579	249,223
Gain on hedge activity from hedging instruments		166,934	83,288
Reversal of allowance for acceptances and guarantee		2,833	-
Reversal of other allowance		-	25,439
Others		32,656	23,197
		315,002	381,147
		354,993	430,022
Other operating expense
Loss on sale of assets:
Loans at amortized cost		(13,991)	(8,365)
Others:
Loss on hedge activity from hedged items		(189,152)	(56,133)
Loss on hedge activity from hedging instruments		(91,178)	(284,124)
Provision for allowance for acceptances and guarantee		-	(2,084)
Provision for other allowance		(9,086)	-
Contribution to fund		(275,336)	(244,431)
Deposit insurance fee		(305,860)	(291,750)
Others		(155,611)	(145,924)
		(1,040,214)	(1,032,811)
Net other operating expenses	~~W~~	(685,221)	(602,789)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

36.	Net non-operating income

Net non-operating income for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Non-operating income
Gain on sale of assets:
Property and equipment	~~W~~	11,987	4,430
Intangible assets		50	514
Investment properties		4,707	7
Non-current assets held for sale		80	22,920
Assets not used for business purpose		-	126
		16,824	27,997
Investments in associates:
Gain from disposition		12,991	7,983
Others:
Rental income on investment property		27,559	25,169
Others		26,834	47,743
		54,393	72,912
		84,208	108,892
Non-operating expenses
Loss on sale of assets:
Property and equipment		(1,687)	(1,030)
Intangible assets		(21)	(790)
Investment properties		(1,623)	(1,325)
Non-current assets held for sale		(1,403)	(349)
Assets not used for business purpose		-	(11)
		(4,734)	(3,505)
Investments in associates:
Impairment loss		-	(144)
Loss on disposal		(393)	(79)
		(393)	(223)
Others:
Investment properties depreciation		(10,377)	(10,521)
Donations		(59,902)	(121,577)
Others		(26,107)	(20,988)
		(96,386)	(153,086)
		(101,513)	(156,814)
Net non-operating expenses	~~W~~	(17,305)	(47,922)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

37.	Income tax expense

(a) The components of income tax expense of the Group for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017 (*1)
Current income tax expense	~~W~~	588,655	394,651
Deferred taxes arising from changes in temporary differences		293,870	56,847
Deferred taxes arising from utilization of expired unused tax losses		6,947	(15,818)
Tax adjustment charged or credited directly to equity		(22,430)	11,104
Income tax expense	~~W~~	867,042	446,784

(*1) As the accounting treatment for the acquisition of ANZ retail business by Shinhan Vietnam was finalized, the amount was adjusted retrospectively.

(b) The income tax expense calculated by applying statutory tax rates to the Group’s taxable income differs from the actual tax expense in the consolidated statements of income for the years ended December 31, 2018 and 2017 for the following reasons:

		2018	2017 (*1)
Profit before income tax	~~W~~	3,146,404	2,159,098
Statutory tax rate		27.50%	24.20%
Income tax expense at statutory tax rates		854,898	522,502
Adjustments:
Non-taxable income		(30,738)	(8,143)
Non-deductible expense		9,620	10,425
Decrease resulting from consolidated corporate tax system		(34,176)	(25,756)
Income tax paid (refund)		39,986	(27,235)
Impact of tax rate change		-	(46,848)
Others		27,452	21,839
Income tax expense	~~W~~	867,042	446,784
Effective tax rate (*1)		27.56%	20.69%

(*1) As the accounting treatment for the acquisition of ANZ retail business by Shinhan Vietnam was finalized, the amount was adjusted retrospectively.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

37.	Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Beginning Balance (*1)	Decreases	Increases	Ending balance	Deferred tax assets (liabilities) (*2)
Accrued income	~~W~~	(479,275)	(479,275)	(644,318)	(644,318)	(177,187)
Accounts receivable		(60,062)	(60,062)	(88,065)	(88,065)	(24,218)
Securities at FVTPL		(49,926)	(106,847)	36,909	93,830	25,803
Securities at FVOCI		829,525	401,295	(149,913)	278,317	76,537
Investments in associates and subsidiaries(*2)		(400,935)	(400,935)	(612,345)	(612,345)	(168,395)
Deferred loan origination costs and fees		(427,937)	(427,937)	(497,515)	(497,515)	(136,817)
Revaluation and depreciation on property and equipment		(449,332)	(4,043)	5,691	(439,598)	(120,469)
Derivative liabilities		(132,214)	(148,734)	(195,727)	(179,207)	(49,282)
Deposits		101,468	15,498	15,981	101,951	28,036
Accrued expenses		426,001	426,001	283,697	283,697	78,017
Defined benefit obligations		1,142,677	105,667	212,447	1,249,457	343,601
Plan assets		(1,180,248)	(88,188)	(175,872)	(1,267,932)	(348,681)
Other provisions		176,675	178,027	179,175	177,823	48,902
Allowance for guarantees and acceptance		63,357	63,357	105,542	105,542	29,024
Allowance for advanced depreciation		(179,393)	(2,256)	-	(177,137)	(48,713)
Allowance for expensing depreciation		(1,923)	(232)	-	(1,691)	(465)
Deemed dividends		19,171	19,171	-	-	-
Net change in fair value of securities at FVOCI		(7,233)	(7,233)	21,341	21,341	5,869
Donation payables		39,429	39,429	78,750	78,750	21,656
Allowance and bad debt		463,135	463,135	162,884	162,884	45,903
Compensation expenses associated with stock option		437	359	100	178	49
Fictitious dividends		4,060	-	-	4,060	1,116
Others		195,341	318,316	271,361	148,386	35,161
		107,264	318,979	(989,877)	(1,201,592)	(334,553)
Expired unused tax losses
Appropriation by extinctive prescription of deposit		1,281,039	25,262	-	1,255,777	345,339
Temporary differences not qualified for deferred tax assets or liabilities:
Investments in associates and Subsidiaries (*3)		(470,668)	-	(214,788)	(685,456)	(188,500)
	~~W~~	1, 858,971	344,241	(775,089)	739,641	199,286

(*1) The balances ware restated in accordance with K-IFRS No.1109 and K-IFRS No.1115.

(*2) Deferred tax assets of overseas subsidiaries have decreased by ~~W~~29 million due to foreign currency exchange rate changes.

(*3) The effect of income taxes by the valuation of equity method was reasonably estimated based on the both plausibility and the applicable amount of deferred income tax belonging to each associate investee.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

37.Income tax expense (continued)

(c) Changes in temporary differences and deferred tax assets (liabilities) for the years ended December 31, 2018 and 2017 were as follows: (continued)

		2017
		Beginning balance	Decreases	Increases	Ending balance	Deferred tax assets (liabilities) (*1)
Accrued income	~~W~~	(343,790)	(343,790)	(479,275)	(479,275)	(131,801)
Accounts receivable		(36,089)	(36,089)	(60,062)	(60,062)	(16,517)
Trading assets		(56,431)	(59,629)	(53,124)	(49,926)	(13,730)
Available-for-sale financial assets		789,164	463,300	503,661	829,525	228,119
Investments in associates (*2)		(217,184)	(217,184)	(400,935)	(400,935)	(110,257)
Deferred loan origination costs and fees		(378,933)	(378,933)	(427,937)	(427,937)	(117,683)
Revaluation and depreciation on property and equipment		(458,788)	(5,717)	3,739	(449,332)	(123,146)
Derivative liabilities		(141,875)	(152,868)	(143,207)	(132,214)	(36,359)
Deposits		75,051	17,938	44,355	101,468	27,904
Accrued expenses		299,584	300,935	427,352	426,001	117,150
Defined benefit obligations		1,133,301	54,254	63,630	1,142,677	314,236
Plan assets		(988,597)	(54,253)	(245,904)	(1,180,248)	(324,568)
Other provisions		228,432	228,432	178,180	178,180	49,099
Allowance for guarantees and acceptance		78,499	78,499	79,791	79,791	21,942
Allowance for advanced depreciation		(179,438)	(45)	-	(179,393)	(49,333)
Allowance for expensing depreciation		(2,155)	(232)	-	(1,923)	(529)
Deemed dividends		5,513	-	13,658	19,171	5,272
Net change in fair value of available-for-sale financial assets		(190,018)	(190,018)	(58,996)	(58,996)	(12,156)
Donation payables		35,717	35,717	39,429	39,429	10,843
Allowance and bad debt		318,993	318,993	70,748	70,748	23,533
Compensation expenses associated with stock option		2,344	2,266	359	437	120
Fictitious dividends		4,026	19	53	4,060	1,117
Others		154,613	(40,242)	486	195,341	50,371
		131,939	21,353	(443,999)	(333,413)	(86,373)
Expired unused tax losses
Appropriation by extinctive prescription of deposit		1,390,362	109,323	-	1,281,039	352,286
Temporary differences not qualified for deferred tax assets or liabilities:
Investments in associates (*2)		(280,957)	-	(189,711)	(470,668)	(129,436)
	~~W~~	1,803,258	130,676	(254,288)	1,418,294	395,349

(*1) Deferred tax assets of overseas subsidiaries have increased by ~~W~~1,653 million due to foreign currency exchange rate changes.

(*2) The effect of income taxes by the valuation of equity method was reasonably estimated based on the both plausibility and the applicable amount of deferred income tax belonging to each associate investee.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

37.	Income tax expense (continued)

(d) Changes in tax effects that were directly charged or credited to equity for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018		December 31, 2017 (*1)
		Amount before tax	Tax effects	Amount before tax	Tax effects	Changes in tax effects
Net change in fair value of securities at FVOCI	~~W~~	(21,341)	223	(185,414)	60,874	(60,651)
Share of other comprehensive income (loss) of associates		4,923	(64)	6,749	(163)	99
Foreign currency translation differences for foreign operations		(296,622)	(16,381)	(311,258)	(25,905)	9,524
Remeasurements of defined benefit plans		(382,774)	105,339	(285,698)	78,662	26,677
Other (stock option)		6,690	(1,836)	2,899	(3,757)	1,921
	~~W~~	(689,124)	87,281	(772,722)	109,711	(22,430)

(*1) The balances ware restated in accordance with K-IFRS No.1109 and K-IFRS No.1115.

		December 31, 2017		December 31, 2016
		Amount before tax	Tax effects	Amount before tax	Tax effects	Changes in tax effects
Net change in fair value of available-for-sale financial assets	~~W~~	58,996	(12,155)	190,018	(50,194)	38,039
Share of other comprehensive income (loss) of associates		6,749	(163)	16,392	191	(354)
Foreign currency translation differences for foreign operations		(311,258)	(25,905)	(140,918)	(11,018)	(14,887)
Remeasurements of defined benefit plans		(285,698)	78,662	(370,692)	89,776	(11,114)
Other (stock option)		1,079	(297)	(1,170)	283	(580)
	~~W~~	(530,132)	40,142	(306,370)	29,038	11,104

(e) The current tax assets and liabilities as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Current tax assets:
Prepaid income taxes	~~W~~	43,026	24,674

Current tax liabilities:
Payable due to consolidated tax system	~~W~~	265,789	179,364
Income taxes payables		53,639	31,580
	~~W~~	319,428	210,944

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won, except for earnings per share)

37.	Income tax expense (continued)

(f) The deferred tax assets (liabilities) and current tax assets (liabilities) presented on a gross basis prior to any offsetting as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Deferred tax assets	~~W~~	1,713,266	2,138,000
Deferred tax liabilities		1,513,980	1,742,650
Current tax assets		236,015	240,818
Current tax liabilities		512,418	427,357

38.	Earnings per share

(a) Earnings per share for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Profit for the year	~~W~~	2,279,049	1,712,073
Less: dividends on hybrid bonds		(25,228)	(29,857)
Profit available for common stock	~~W~~	2,253,821	1,682,216
Weighted average number of common shares outstanding		1,585,615,506 shares	1,585,615,506 shares
Basic and diluted earnings per share in won	~~W~~	1,421	1,061

Considering that the Bank had no dilutive potential common shares and that stock options were not included in the calculation of diluted earnings per share because they were anti-dilutive for the reporting periods presented, diluted earnings per share equal to basic earnings per share for the years ended December 31, 2018 and 2017.

(b) Weighted average number of common shares outstanding as of December 31, 2018 and 2017 were as follows:

	2018	2017
Number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares
Weight	365/365	365/365
Weighted average number of common shares outstanding	1,585,615,506 shares	1,585,615,506 shares

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

39.	Commitments and contingencies

(a) Guarantees, acceptances and credit commitments as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Guarantees:
Guarantee outstanding	~~W~~	9,415,888	7,590,785
Contingent guarantees		3,984,667	3,254,846
	~~W~~	13,400,555	10,845,631
Commitments to extend credit:
Loan commitments in Korean won	~~W~~	69,126,234	53,338,916
Loan commitments in foreign currencies		19,967,126	18,992,870
ABS and ABCP purchase commitments		2,083,522	1,950,543
Others		1,907,432	1,456,976
	~~W~~	93,084,314	75,739,305
Endorsed bills:
Secured endorsed bills	~~W~~	37,667	85,456
Unsecured endorsed bills		7,758,242	7,810,788
	~~W~~	7,795,909	7,896,244
Loans sold with repurchase agreement	~~W~~	2,099	2,099

(b) Provision for acceptances and guarantees

Allowance for acceptances and guarantees, as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Guarantees outstanding	~~W~~	9,415,888	7,590,785
Contingent guarantees		3,984,667	3,254,846
ABS and ABCP purchase commitments		2,083,522	1,950,543
Secured endorsed bills		37,667	85,456
	~~W~~	15,521,744	12,881,630
Allowance for acceptances and guarantees	~~W~~	105,543	79,791
Ratio (%)		0.68	0.62

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

39.Commitments and contingencies (continued)

(c) Legal contingencies

Pending litigations in which the Group was involved as a defendant as of December 31, 2018 were as follows:

Case	Number of claim		Claim amount	Description	Status
Damage claim	1	~~W~~	6,893	According to the asset custody contract, the plaintiff is liable for damages caused by a fire in the property of the real estate investment company in which the Bank is holding assets.	In 2015 and 2017, the plaintiffs prevailed, but the first and second decisions were different and in progress of third order.
Deposit return	1		4,606	The plaintiff alleges that the plaintiff has canceled the money received in his account without his consent, and requested the plaintiff to pay the deposit equivalent to the amount.	Since 2017, the Bank won the first and second trial and the third trial was ongoing as of December 31, 2018.
Indemnification cost	1		4,112

According to the asset custody contract, the plaintiffs filed a lawsuit against the Bank, claiming for a fire damage occurred on a property of the real estate investment company for which the Bank provides the custodian service.

					In 2017, the Bank has lost on the first order and in progress for second order.
Others	107		51,111	It includes various cases, such as compensation for loss claim.
	110	~~W~~	66,722

As of December 31, 2018, the Group recorded a provision of ~~W~~5,773 million for litigation for certain of the above lawsuits.  Additional losses may be incurred from these legal actions besides the current provision established by the Group, but the amount of loss is not expected to have a material adverse effect on the Group’s consolidated financial statements.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

39. Commitments and contingencies (continued)

(d) Maturity structure of minimum lease payments

The future minimum lease payments to be paid under non-cancellable operating leases as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Within 1 year	1~5 years	Over 5 years	Total
Minimum lease payments	~~W~~	175,281	325,479	17,756	518,516

		December 31, 2017
		Within 1 year	1~5 years	Over 5 years	Total
Minimum lease payments	~~W~~	239,105	320,861	32,739	592,705

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

40.Statements of cash flows

(a) Cash and cash equivalents reported in the accompanying consolidated statements of cash flows as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Cash	~~W~~	2,568,913	1,749,897
Reserve deposits		2,094,612	8,503,968
Other deposits		8,486,752	8,408,457
Cash and due from banks		13,150,277	18,662,322
Less: Restricted due from banks		(3,888,144)	(11,103,030)
Less: Due with original maturities of more than three months		(2,557,180)	(2,228,189)
	~~W~~	6,704,953	5,331,103

(b) Significant non-cash activities for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Dividend payable of hybrid bonds	~~W~~	2,597	1,367
Debt-equity swap		28,759	32,530
Accounts payable for purchase of property and equipment		897	-
Accounts payable for purchase of intangible assets		1,047	5,061

(c) Changes in liabilities resulting from financing activities for the years ended December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Borrowings	Debt securities issued	Total
Beginning balance	~~W~~	14,617,562	25,460,427	40,077,989
Changes in cash flows		1,094,960	6,447,699	7,542,659
Amortization		(1,722)	(76,675)	(78,397)
Net foreign currencies transaction gain		(459,236)	30,211	(429,025)
Changes in fair value of hedged items		903,257	37,604	940,861
Ending balance	~~W~~	16,154,821	31,899,266	48,054,087

		December 31, 2017
		Borrowings	Debt securities issued	Total
Beginning balance	~~W~~	14,314,329	21,578,430	35,892,759
Changes in cash flows		958,927	4,470,201	5,429,128
Amortization		802	3,196	3,998
Net foreign currencies transaction gain		(656,496)	(448,744)	(1,105,240)
Changes in fair value of hedged items		-	(142,656)	(142,656)
Ending balance	~~W~~	14,617,562	25,460,427	40,077,989

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.Related party transactions

(a) Significant balances with the related parties as of December 31, 2018 and 2017 were as follows:

Related party		Account		December 31, 2018		December 31, 2017
The parent company
Shinhan Financial Group	Other assets	~~W~~	-		934
	Deposits		24		3
	Other liabilities		309,355		222,867
Entities under common control
Shinhan Card Co., Ltd.	Derivative assets		5,100		785
	Other assets		1,338		2,248
	Deposits		23,522		7,263
	Derivative liabilities		269		2,539
	Provisions		180		47
	Other liabilities		22,702		23,106
Shinhan Investment Corp.	Cash and due from banks		6,281		3,461
	Derivative assets		13,095		3,954
	Loans		22,914		14,984
	Allowance for loan loss		(19)		(4)
	Other assets		19,972		18,240
	Deposits		202,561		272,064
	Derivative liabilities		1,981		39,302
	Provisions		67		34
	Other liabilities		40,338		39,010
Shinhan Life Insurance	Derivative assets		17,302		1,558
	Other assets		3		11
	Deposits		14,335		6,379
	Derivative liabilities		7,771		44,928
	Provisions		16		4
	Other liabilities		14,674		15,184
Shinhan Capital Co., Ltd.	Deposits		1,504		754
	Borrowings		12,000		10,000
	Provisions		14		14
	Other liabilities		13,611		12,799
Jeju Bank	Loans		1,621		2,658
	Allowance for loan loss		(2)		(1)
	Other assets		1		1
	Deposits		11,045		22,376
	Other liabilities		2,446		2,475
Shinhan Credit Information	Deposits		3,793		6,059
Co., Ltd.	Other liabilities		1,599		1,719
Shinhan Alternative Investment	Deposits		5,405		168
Management, Inc.	Other liabilities		23		-

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.	Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2018 and 2017 were as follows: (continued)

Related party	Account		December 31, 2018	December 31, 2017
Entities under common control (continued)
Shinhan BNP Paribas AMC	Deposits	~~W~~	121,976	117,149
	Other liabilities		1,673	1,512
Shinhan DS	Deposits		815	11,135
	Other liabilities		6,567	6,544
Shinhan Savings Bank	Other liabilities		8,987	8,987
Shinhan Aitas	Deposits		14,604	9,381
	Other liabilities		60	41
Shinhan REITs Management	Deposits		79	71
Investments in associates and entities under common control
BNP Paribas Cardif	Other assets		-	9,760
Life Insurance Co., Ltd.	Deposits		444	446
	Provisions		-	2
BNP Paribas Cardif General Insurance	Deposits		157	221
Dream High Fund III	Deposits		4	3
Midas Dong-A Snowball Venture Fund	Deposits		159	220
IBKS-Shinhan Creative Economy New Technology Fund	Deposits		-	78
JAEYOUNG SOLUTEC Co., Ltd.	Loans		-	14,847
(*1)	Allowance for loan loss		-	(123)
	Deposits		-	2,659
	Provisions		-	4
Partners 4th Growth Investment Fund	Deposits		1,855	2,076
Credian Health Care Private Equity Fund II	Deposits		45	26
Snowball Venture Fund II	Deposits		354	239
IBKS-Shinhan Creative Economy New Technology Fund II	Deposits		672	76
YIUM The 3rd Private Investment Joint Stock Company	Deposits		49	65
Branbuil Co., Ltd	Deposits		-	55
KTB Newlake Global	Loans		151	-
Healthcare PEF	Allowance for loan loss		(1)	-
	Deposits		-	465
	Provisions		-	13
Taihan Industrial System Co., Ltd	Deposits		85	100
ICSF (The Korea’s Information Center for Savings & Finance)	Deposits		4	4

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.	Related party transactions (continued)

(a) Significant balances with the related parties as of December 31, 2018 and 2017 were as follows: (continued)

Related party	Account	December 31, 2018	December 31, 2017
Investments in associates and entities under common control (continued)
Key management personnel
	Loans	2,783	2,828
	Allowance for loan loss	(1)	(3)
	Provisions	1	1

(*1) These investees were sold and excluded from associates during the year ended December 31, 2018.

(b) Significant transactions with the related parties for the years ended December 31, 2018 and 2017 were as follows:

Related Party	Account		2018	2017
The parent company
Shinhan Financial Group	Other operating income	~~W~~	1,392	2,228
	Interest expense		(268)	(228)
	Fees and commission expense		(31,608)	(29,779)
Entities under common control
Shinhan Card Co., Ltd.	Interest income		3,302	1,868
	Fees and commission income		198,589	187,385
	Gain related to derivatives		8,975	2,694
	Other operating income		1,815	2,092
	Interest expense		(256)	(528)
	Fees and commission expense		(180)	(177)
	Loss related to derivatives		(371)	(5,111)
	Other operating expense		(3,561)	(3,064)
Shinhan Investment Corp.	Interest income		950	466
	Fees and commission income		7,362	5,167
	Gain related to derivatives		45,592	10,037
	Other operating income		4,484	4,637
	Interest expense		(2,247)	(1,499)
	Loss related to derivatives		(14,150)	(98,769)
	Provision for Allowance		(15)	(3)
	Other operating expense		(286)	(785)
Shinhan Life Insurance	Interest income		49	47
	Fees and commission income		11,286	7,513
	Gain related to derivatives		51,311	7,117
	Other operating income		695	1,470
	Interest expense		(278)	(264)
	Loss related to derivatives		(8,272)	(109,882)
	Other operating expense		(641)	(843)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.Related party transactions (continued)

(b) Significant transactions with the related parties for the years ended December 31, 2018 and 2017 were as follows: (continued)

Related Party	Account		2018	2017
Entities under common control (continued)
Shinhan Capital Co., Ltd.	Other operating income	~~W~~	972	314
	Interest expense		(852)	(979)
	Fees and commission expense		-	(10)
	Other operating expense		-	(4)
Jeju Bank	Interest income		25	3
	Other operating income		52	44
	Interest expense		(79)	(45)
	Reversal of allowance		(1)	-
Shinhan Credit Information	Fees and commission income		3	3
Co., Ltd.	Other operating income		83	76
	Interest expense		(84)	(94)
	Fees and commission expense		(5,095)	(4,645)
Shinhan Alternative Investment Management, Inc.	Interest expense		(37)	-
Shinhan BNP Paribas AMC	Fees and commission income		44	-
	Other operating income		9	52
	Interest expense		(2,157)	(1,187)
	Reversal of allowance		-	16
	Fees and commission expense		(2,158)	(2,250)
Shinhan DS	Other operating income		175	134
	Interest expense		(146)	(168)
	Other operating expense		(41,096)	(34,629)
Shinhan Savings Bank	Fees and commission income		869	796
	Other operating income		205	175
	Interest expense		(152)	(120)
Shinhan Aitas	Fees and commission income		31	31
	Other operating income		6	5
	Interest expense		(70)	(71)
Shinhan BNPP Global Multi Asset Security Trust	Fees and commission income		-	5
Shinhan REITs Management	Interest expense		(132)	-

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.Related party transactions (continued)

(b)	Significant transactions with the related parties for the years ended December 31, 2018 and 2017 were as follows: (continued)

Related Party	Account		2018	2017
Investments in associates and entities under common control (continued)
BNP Paribas Cardif Life	Fees and commission income	~~W~~	2,418	3,246
Insurance Co., Ltd.	Other operating expense		-	(1)
BNP Paribas Cardif General Insurance	Fees and commission income		5	2
IBKS-Shinhan Creative Economy New Technology Fund	Interest expense		-	(2)
Midas Dong-A Snowball Venture Fund	Interest expense		(2)	(3)
JAEYOUNG SOLUTEC	Interest income		347	654
CO.,LTD.(*1)	Fees and commission income		1	1
	Other operating income		3	3
	provision for allowance		(2)	(55)
	Interest expense		(1)	(4)
Partners 4th Growth Investment Fund	Interest expense		(19)	(16)
Shinhan-Albatross Technology
Investment Fund	Interest expense		-	(21)
KTB Newlake Global
Healthcare PEF	Interest income		2	10
Snowball Venture Fund II	Interest expense		(2)	-
Branbuil CO.,LTD.	Fees and commission income		-	2
Taihan Industrial System Co., Ltd.	Fees and commission income		1	2
Hyungje Art Printing	Interest income		13	-
	Fees and commission income		1	-

Key management personnel
	Interest income		94	51

(*1)	These investees were sold and excluded from associates during the year ended December 31, 2018.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.Related party transactions (continued)

(c) Details of transactions with key management for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Short and long term employee benefits	~~W~~	14,175	8,916
Post-employment benefits		305	298
Share-based payment transactions		2,393	4,655
	~~W~~	16,873	13,869

(d) The guarantees provided between the related parties as of December 31, 2018 and 2017 were as follows:

		Amount of guarantees
Guaranteed parties		December 31, 2018	December 31, 2017	Account
Shinhan Investment Corp.	~~W~~	214,955	218,166	Unused credit
Shinhan Card Co., Ltd.		500,000	500,000	Unused credit
Shinhan Life Insurance		50,000	50,000	Unused credit
Shinhan Capital Co., Ltd.		70,000	70,000	Unused credit
Shinhan BNP Paribas AMC		228,216	53,484	Security underwriting commitment
BNP Paribas Cardif Life Insurance Co., Ltd.		10,000	10,000	Unused credit
Shinhan Private Equity, Inc.		3,600	-	Security underwriting commitment
Neoplux Technology Valuation Investment Fund		-	6,000	Security underwriting commitment
JAEYOUNG SOLUTEC		-	109	Unused credit
CO., LTD. (*1)		-	429	Import letter of credit
KTB Newlake Global Healthcare PEF		849	700	Unused credit
	~~W~~	1,077,620	908,888

(*1) This investee was sold and excluded from associates during the year ended December 31, 2018.

(e) Details of collaterals provided to the related parties as of December 31, 2018 and 2017 were as follows:

	Related party	Pledged assets		December 31, 2018		December 31, 2017
				Carrying amounts	Amounts collateralized	Carrying amounts	Amounts collateralized
Entities under common control	Shinhan Life Insurance	Securities		10,230	10,230	10,271	10,271

			~~W~~	10,230	10,230	10,271	10,271

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

41.	Related party transactions (continued)

(f) Details of collaterals provided by the related parties as of December 31, 2018 and 2017 were as follows:

	Related party	Pledged assets		December 31, 2018	December 31, 2017
Entities under	Shinhan Investment Corp.	Deposits	~~W~~	135,700	135,700
common control		Real estate		91,974	91,974
	Jeju Bank	Government bonds		20,000	20,000
	Shinhan Life Insurance	Government bonds		6,000	7,170
	Shinhan Credit Information Co., Ltd.	Deposits		180	180
Investments in associates	BNP Paribas Cardif Life Insurance Co., Ltd.	Government bonds		12,000	11,666
	JAEYOUNG SOLUTEC.	Real estate		-	20,814
	CO.,LTD. (*1)	Korea Trade Insurance corporation guarantee		-	7,037
			~~W~~	265,854	294,541

(*1) This investee was sold and excluded from associates during the year ended December 31, 2018.

(g) Details of major lease and collection of related parties as of December 31, 2018 are as follows.

	Related party		Beginning(*1)	Rental	Recovery	Ending (*1)
Entities under common control	Jeju Bank	~~W~~	2,658	3,223	(4,260)	1,621
	Shinhan Financial Investment		14,984	39,307	(31,377)	22,914
Investments in associates and entities under common control	KTB Newlake Global Healthcare PEF		-	151	-	151
			17,642	42,681	(35,637)	24,686

(*1) The amount is before deducting allowance for bad debts.

(h) Details of significant redemption of borrowings of related parties as of December 31, 2018 are as follows:

	Related party		Beginning balance	Rental	Recovery	Ending balance
Entities under common control	Shinhan Capital Co., Ltd.	~~W~~	10,000	3,000	(1,000)	12,000

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

42.	Investments in subsidiaries

(a) Condensed statements of financial positions for the Bank and its subsidiaries as of December 31, 2018 and 2017 were as follows:

		2018			2017
		Total assets	Total liabilities	Total equity	Total assets	Total liabilities	Total equity
Shinhan Bank	~~W~~	323,875,533	300,304,150	23,571,383	302,936,552	280,748,048	22,188,504
Shinhan America		1,584,978	1,358,153	226,825	1,431,268	1,263,477	167,791
Shinhan Canada		607,970	541,887	66,083	586,627	520,390	66,237
Shinhan Europe		604,022	522,862	81,160	603,810	522,745	81,065
Shinhan China		5,448,655	5,031,704	416,951	5,192,164	4,822,109	370,055
Shinhan Asia (*2)		115,360	-	115,360	546,377	339,948	206,429
Shinhan Kazakhstan		122,927	83,431	39,496	97,596	55,896	41,700
Shinhan Cambodia		282,807	167,372	115,435	202,162	129,095	73,067
Shinhan Japan		7,704,586	7,126,117	578,469	6,163,835	5,728,776	435,059
Shinhan Vietnam (*1)(*3)		4,101,845	3,489,835	612,010	3,676,216	3,140,045	535,171
Shinhan Mexico		118,821	35,253	83,568	80,425	485	79,940
Shinhan Indonesia (*1)		971,954	613,185	358,769	683,316	324,426	358,890
Structured entities		8,111,107	8,108,193	2,914	7,577,627	7,567,521	10,106

(*1) Fair value adjustments at the time of business combination were applied.

(*2) As of November 27, 2018, Shinhan Asia has transferred its assets and liabilities amounting to ~~W~~727,206 million and ~~W~~727,194, respectively, to the Shinhan Bank Hong Kong branch. This corresponds to a business transfer between entities under common control, and the Bank accounts for this kind of business transfer transactions based on the carrying amount. As of December 31, 2018, the assets of Shinhan Asia were ~~W~~115,360 million and liquidation procedures are in progress.

(*3) As the accounting treatment for the acquisition of ANZ retail business by Shinhan Vietnam was completed, the amount was adjusted retrospectively.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

42.	Investments in subsidiaries (continued)

(b) Condensed statements of comprehensive income for the Bank and its subsidiaries for the years ended December 31, 2018 and 2017 were as follows:

		2018			2017
		Operating income	Profit (loss) for the year	Total comprehensive income (loss)	Operating income	Profit (loss) for the year	Total comprehensive income (loss)
Shinhan Bank	~~W~~	18,611,228	2,116,606	2,179,652	20,380,963	1,607,761	1,536,857
Shinhan America		69,149	(2,547)	4,046	64,897	9,472	(11,374)
Shinhan Canada		23,027	2,760	174	18,055	3,497	324
Shinhan Europe		14,243	14	8	13,332	2,227	3,104
Shinhan China		284,885	31,764	47,129	284,447	21,875	(10,618)
Shinhan Asia		39,666	20,319	30,886	25,643	13,813	(13,104)
Shinhan Kazakhstan		10,815	1,929	(2,356)	8,620	2,030	(2,550)
Shinhan Cambodia		17,492	8,102	12,777	11,758	3,593	(3,399)
Shinhan Japan		187,806	64,929	95,418	176,392	68,872	30,889
Shinhan Vietnam (*1)(*2)		292,539	94,987	79,317	194,137	46,477	13,998
Shinhan Mexico		6,736	(116)	3,627	2,026	(2,986)	(5,003)
Shinhan Indonesia (*1)		64,006	10,640	(120)	42,112	8,590	(28,801)
Structured entities		241,466	(12,499)	(22,325)	208,978	23,540	27,829

(*1) Fair value adjustment at the time of business combination was applied.

(*2) As the accounting treatment for the acquisition of ANZ retail business by Shinhan Vietnam was completed, the amount was adjusted retrospectively.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

43.	Interests in unconsolidated structured entities

(a) The nature and extent of interests in unconsolidated structured entities

The Group involved in assets-backed securitization, structured financing, beneficiary certificates and other structured entities and characteristics of these structured entities are as follows:

Description
Assets-backed securitization

Securitization vehicles are established to buy assets from originators and issue asset-backed securities in order to facilitate the originators’ funding activities and enhance their financial soundness.  The Group is involved in the securitization vehicles by purchasing (or committing to purchase) the asset-backed securities issued and/or providing other forms of credit enhancement.

The Group does not consolidate a securitization vehicle if (i) the Group is unable to make or approve decisions as to the modification of the terms and conditions of the securities issued by such vehicle or disposal of such vehicles’ assets, (ii) (even if the Group is able to do so) if the Group does not have the exclusive or primary power to do so, or (iii) if the Group does not have exposure, or right, to a significant amount of variable returns from such entity due to the purchase (or commitment to purchase) of asset-backed securities issued or subordinated obligations or by providing other forms of credit support.

Structured financing

Structured entities for project financing are established to raise funds and invest in a specific project such as M&A (Mergers and Acquisitions), BTL (Build-Transfer-Lease), shipping finance, etc.  The Group is involved in the structured entities by originating loans, investing in equity, or providing credit enhancement

Investment fund

Investment fund is a type of financial instrument where investment funds raise funds from the general public to invest in a group of assets such as stocks or bonds and distribute their income and capital gains to their investors.  The Group is involved in investment fund by investing in various investment funds.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

43.	Interests in unconsolidated structured entities (continued)

(a) The nature and extent of interests in unconsolidated structured entities (continued)

i) The size of unconsolidated structured entities as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Total assets	~~W~~	87,030,471	71,518,755	32,031,029	190,580,255

		December 31, 2017
		Assets-backed securitization	Structured financing	Investment fund	Total
Total assets	~~W~~	84,536,825	44,287,001	40,337,712	169,161,538

ii) Income and expenses from unconsolidated structured entities for the years ended December 31, 2018 and 2017 were as follows:

		2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Income
Interest income	~~W~~	147,318	109,081	866	257,265
Fees and commission income		12,660	20,029	-	32,689
Dividend income		-	5,713	32,083	37,796
Other		83	4,868	9,214	14,165
	~~W~~	160,061	139,691	42,163	341,915
Expenses	~~W~~	1	3	793	797

		2017
		Assets-backed securitization	Structured financing	Investment fund	Total
Income
Interest income	~~W~~	105,569	79,951	1,912	187,432
Fees and commission income		10,353	14,314	12,449	37,116
Dividend income		-	4,285	24,467	28,752
Other		23	3,382	129	3,534
	~~W~~	115,945	101,932	38,957	256,834
Expenses	~~W~~	24	130,554	11,261	141,839

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

43.	Interests in unconsolidated structured entities (continued)

(b) Nature of risk associated with interests in unconsolidated structured entities

i) The carrying amounts of the assets and liabilities recognized relating to its interests in unconsolidated structured entities as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans at amortized cost	~~W~~	191,160	3,655,478	25,151	25,151
Loans at FVTPL		-	-	-	-
Securities at FVTPL		3,720,323	178	2,601,732	2,601,732
Derivative assets		16,445	673	-	-
Securities at FVOCI		1,740,939	90,866	-	-
Securities at amortized cost		2,945,914	-	-	-
Others		-	-	56,001	56,001
	~~W~~	8,614,781	3,747,195	2,682,884	2,682,884
Liabilities:
Derivative liabilities	~~W~~	306	-	-	306

		December 31, 2017
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets:
Loans	~~W~~	172,319	2,793,380	52,600	3,018,299
Trading assets		3,168,191	-	-	3,168,191
Derivative assets		14,218	-	-	14,218
Available-for-sale financial assets		1,352,955	80,618	1,755,477	3,189,050
Held-to-maturity financial assets		2,491,933	-	-	2,491,933
Others		-	-	1,013	1,013
	~~W~~	7,199,616	2,873,998	1,809,090	11,882,704
Liabilities:
Derivative liabilities	~~W~~	4,448	-	-	4,448

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

43.Interests in unconsolidated structured entities (continued)

(b) Nature of risk associated with interests in unconsolidated structured entities (continued)

ii) Exposure to risk relating to interests in unconsolidated structured entities as of December 31, 2018 and 2017 were as follows:

		December 31, 2018
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets owned	~~W~~	8,614,780	3,747,194	2,678,131	15,040,105
Purchase commitments		1,282,874	-	-	1,282,874
Providing unused credit		2,328,748	123,948	26,100	2,478,796
Guarantees		-	142,032	-	142,032
	~~W~~	12,226,402	4,013,174	2,704,231	18,943,807

		December 31, 2017
		Assets-backed securitization	Structured financing	Investment fund	Total
Assets owned	~~W~~	7,199,616	2,873,998	1,809,090	11,882,704
Purchase commitments		1,331,035	-	35,684	1,366,719
Providing unused credit		529,566	81,547	31,987	643,100
	~~W~~	9,060,217	2,955,545	1,876,761	13,892,523

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

44.	Information of trust business

(a) Total assets with trust business as of December 31, 2018 and 2017 and operating revenue for the years ended December 31, 2018 and 2017 were as follows:

		Total assets		Operating revenue
		December 31, 2018	December 31, 2017	2018	2017
Consolidated	~~W~~	4,521,280	4,471,457	128,577	85,672
Unconsolidated		71,639,988	46,014,514	996,465	929,899
	~~W~~	76,161,268	50,485,971	1,125,042	1,042,427

(b) Significant balances with trust business as of December 31, 2018 and 2017 were as follows:

		December 31, 2018	December 31, 2017
Borrowings from trust accounts	~~W~~	2,994,798	4,052,608
Accrued revenues from asset management fee from trust accounts		34,286	28,795
Accrued interest expenses		1,325	824

(c) Significant transactions with trust business for the years ended December 31, 2018 and 2017 were as follows:

		2018	2017
Asset management fee from trust accounts	~~W~~	192,422	166,189
Termination fee		6,840	3,415
Interest on borrowings from trust accounts		45,154	37,869

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

45.  Business combination

On December 17, 2017, the Group acquired the retail business of ANZ Vietnam to increase business competitiveness and achieve a synergy effect in the banking business in Vietnam.

Goodwill amounted to ~~W~~28,199 million arising from the acquisition is related to the synergy effect of business combination between the Group and the acquired retail business, as well as the acquired customer base.

As of December 31, 2017, management was in the process of identification of intangible assets and valuation of identifiable assets and liabilities for allocation of consideration, and the financial impact from the business combination was recognized based on the tentative analysis.  During the year ended December 31, 2018, the accounting for the business combination was completed, and the tentative balances of identifiable assets and liabilities recognized at the acquisition date were retrospectively adjusted.

(a) Details of retrospective adjustments for transfer price, acquired assets, liabilities and goodwill related to the acquisition of ANZ business were as follows:

		Before adjustments	After adjustments	Adjustment amounts
Transfer price :
Cash	~~W~~	(75,480)	(75,480)	-

Amounts recognized as identifiable assets and liabilities :
Cash and due from banks		8,151	8,151	-
Loans (*1)		301,766	302,940	1,174
Other current assets (*1)		9,269	9,269	-
Property and equipment		538	538	-
Intangible assets (*2)		-	15,256	15,256
Deposits		(436,285)	(436,285)	-
Other current liabilities		(1,022)	(1,022)	-
Provisions (*3)		-	(2,526)	(2,526)
		(117,583)	(103,679)	13,904
Goodwill	~~W~~	42,103	28,199	(13,904)

Direct costs related to acquisition (*4)	~~W~~	5,830	5,830	-

(*1) Fair values of the acquired loans and other receivables amounted to ~~W~~308,084 million.  Total amounts of loans and other receivables at the acquisition date were estimated to be ~~W~~313,277 million, out of which ~~W~~5,193 million was not expected to be recoverable.

(*2) The identifiable intangible assets acquired as a result of the business combination consisted of ~~W~~4,454 million of the present value of expected savings of funding costs resulting from the lower interest rates than other funding sources, and the present value of economic benefits that can be generated through credit card customer relationship in the future amounted to ~~W~~10,802 million.

(*3) Provisions were recognized for possible credit losses on unused limits.

(*4) In relation to the business combination, legal fee and due diligence fee amounted to ~~W~~1,336 million and payments of value-added tax to Vietnam tax authorities amounted to ~~W~~4,494 million, which were included in the general and administrative expenses in the consolidated statement of comprehensive income for the year ended December 31, 2017.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

45.  Business combination (continued)

(b) Comparative statement of financial position as at December 31, 2017 was retrospectively restated as follows:

		Before adjustments	After adjustments	Adjustment amounts
Intangible assets	~~W~~	298,227	299,579	1,352
Deferred tax liabilities		11,723	11,994	271
Retained earnings		14,141,464	14,142,545	1,081

46.   Transition effects arising from changes in accounting policies

As described in Note 3, the Group has changed its accounting policies upon adoption of K-IFRS No.1109, Financial Instruments, and K-IFRS No.1115, Revenue from Contracts with Customers.  With respect to classification, measurement and impairment of financial instruments, the consolidated financial statements as of and for the year ended December 31, 2017 have not been restated in accordance with the exemption not to restate comparative financial statements.

K-IFRS No.1109 replaced K-IFRS No.1039, Financial Instruments: Recognition and Measurement, relating to recognition, classification and measurement of financial assets and financial liabilities, derecognition of financial instruments, impairment of financial assets and hedge accounting.  Additionally, K-IFRS No.1109 made amendments to other standards relating to financial instruments such as K-IFRS No.1107, Financial Instruments: Disclosures.

K-IFRS No.1115 replaced existing revenue recognition guidance, including K-IFRS No.1018, ‘Revenue’, K-IFRS No.1011, ‘Construction Contracts’, K-IFRS No.2031, ‘Revenue-Barter Transactions Involving Advertising Services’, K-IFRS No.2113, ‘Customer Loyalty Programmes’, K-IFRS No.2115, ‘Agreement for the Construction of Real Estate’, and K-IFRS No.2118, ‘Transfers of Assets from Customers.’

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

46.   Transition effects arising from changes in accounting policies (continued)

(a) Changes in equity due to application of K-IFRS No.1109 and No.1115

Changes in equity as of January 1, 2018 due to the initial application date of K-IFRS No.1109 and No.1115 were as follows:

		Amounts
Retained earnings at January 1, 2018 before changes (*1)	~~W~~	14,142,545
Adjustments of retained earnings due to the application of K-IFRS No.1109:
Reclassification from financial assets at amortized cost to financial assets at FVTPL		2,456
Reclassification from available-for-sale financial assets to financial assets at FVTPL		62,635
Reclassification from available-for-sale financial assets to financial assets at FVOCI		200,339
Increase in loss allowance for financial assets at amortized cost		(372,519)
Increase in loss allowance for loan commitments and financial guarantee contracts		5,838
Increase in loss allowance for debt instruments at FVOCI		(17,099)
Others (*2)		(4,723)
		(123,073)
Adjustments of retained earnings due to the application of K-IFRS No.1115 (*3)		(2,554)
Tax effects (*4)		35,214
Retained earnings at January 1, 2018 after changes	~~W~~	14,052,132

		Amounts
Accumulated other comprehensive loss at January 1, 2018 before changes	~~W~~	(490,772)
Adjustments of accumulated other comprehensive income due to the application of K-IFRS No.1109:
Reclassification from available-for-sale financial assets to financial assets at FVTPL		(62,635)
Reclassification from available-for-sale financial assets to financial assets at FVOCI		(200,339)
Increase in loss allowance for debt instruments at FVOCI		17,099
Others (*2)		3,285
		(242,590)
Tax effects (*4)		69,569
Accumulated other comprehensive loss at January 1, 2018 after changes	~~W~~	(663,793)

(*1) Retained earnings at January 1, 2018 were retrospectively restated as the accounting treatment for the business combination on ANZ Vietnam retail business was completed during the year ended December 31, 2018.

(*2) Others represent translation difference of foreign currencies, etc.

(*3) Adjustments were resulting from deferred fee income on management of trust accounts under K-IFRS No.1115, which was previously recognized as profit or loss at a point in time.

(*4) Tax effects due to the application of K-IFRS No.1109 were separately shown.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

46.   Transition effects arising from changes in accounting policies (continued)

(b) Reclassification of financial instruments upon adoption of K-IFRS No.1109

Details of reclassification of financial instruments as of January 1, 2018, the initial application date of K-IFRS No.1109, were as follows:

		Classification under K-IFRS No.1039		Classification under K-IFRS No.1109		Amounts under K-IFRS No.1039 (*1)	Amounts under K-IFRS No.1109 (*1)	Difference
Financial assets:
Due from banks		Loans and receivables		Amortized cost	~~W~~	16,926,471	16,926,471	-
Loans		Loans and receivables		Financial assets at FVTPL		605,367	606,439	1,072
		Loans and receivables		Amortized cost		232,633,346	232,633,346	-
Other financial assets		Loans and receivables		Amortized cost		9,107,156	9,107,156	-
Trading assets (debt securities)		Trading assets		Financial assets at FVTPL		10,506,358	10,506,358	-
Trading assets (equity securities)		Trading assets		Financial assets at FVTPL		520,743	520,743	-
Trading assets (gold/silver deposits)		Trading assets		Financial assets at FVTPL		189,297	189,297	-
Derivatives		Trading assets		Financial assets at FVTPL		2,604,090	2,599,727	(4,363)
Available-for-sale financial assets (debt securities)		Available-for-sale financial assets		Financial assets at FVTPL		11,801	11,801	-
		Available-for-sale financial assets		Financial assets at FVOCI		29,947,367	29,947,367	-
Available-for-sale financial assets (equity securities)		Available-for-sale financial assets		Financial assets at FVTPL		2,130,117	2,133,398	3,281
		Available-for-sale financial assets		Financial assets at FVOCI		406,255	406,255	-
Held-to-maturity financial assets (debt securities)		Held-to-maturity financial assets		Amortized cost		14,822,898	14,822,898	-
					~~W~~	320,411,266	320,411,256	(10)
Financial liabilities:
Deposits	Financial liability at amortized cost		Financial liabilities at amortized cost	~~W~~	242,653,744	242,653,744		-
Trading liabilities	Trading liabilities		Financial liabilities at FVTPL		434,586	434,586		-
Derivatives	Trading liabilities		Financial liabilities at FVTPL		2,992,936	2,992,936		-
Borrowings	Financial liabilities at amortized cost		Financial liabilities at amortized cost		14,617,562	14,617,562		-
Debt securities issued	Financial liabilities at amortized cost		Financial liabilities at amortized cost		25,460,427	25,460,427		-
Others	Financial liabilities at amortized cost		Financial liabilities at amortized cost		14,934,540	14,934,521		(19)
				~~W~~	301,093,795	301,093,776		(19)

(*1) Represents gross carrying amounts before deferred loan origination costs and fees, allowance for loan loss and credit loss allowance.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

46.   Transition effects arising from changes in accounting policies (continued)

(c) Impairment of financial assets upon adoption of K-IFRS No.1109

Changes of credit loss allowance as of January 1, 2018, the initial application date of K-IFRS No.1109, were as follows:

Classification under K-IFRS No.1039	Classification under K-IFRS No.1109		Loss allowance under K-IFRS No.1039	Loss allowance under K-IFRS No.1109	Difference
Loans and receivables
Due from banks	Financial assets at amortized cost	~~W~~	14,046	15,051	1,005
Loan receivables	Financial assets at amortized cost		1,503,242	1,869,815	366,573
	Financial assets at FVTPL		3,315	-	(3,315)
Other financial assets	Financial assets at amortized cost		26,252	26,923	671
Available-for-sale financial assets
Debt securities	Financial assets at FVOCI		-	17,098	17,098
Held-to-maturity financial assets
Debt securities	Financial assets at amortized cost		-	7,585	7,585
			1,546,855	1,936,472	389,617
Financial guarantee	Financial guarantee		35,436	36,148	712
Unused credit line and other credit commitment	Unused credit line and other credit commitment		93,241	86,691	(6,550)
		~~W~~	128,677	122,839	(5,838)

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

46.   Transition effects arising from changes in accounting policies (continued)

(d) Details in reclassification of financial instruments from application of K-IFRS No.1109

For the financial assets and liabilities as of January 1, 2018, the date of the initial application of K-IFRS No.1109, details of reclassifications and remeasurements in the Group’s financial assets and liabilities from application of K-IFRS No.1109 were as follows:

1) Effects on gross carrying amounts

		Amounts under K-IFRS No.1039 (*1)	Amounts reclassified	Amounts remeasured	Amounts under K-IFRS No.1109 (*1)	Changes in retained earnings	Changes in other comprehensive income
Financial assets:
Due from banks
Carrying amounts under K-IFRS No.1039 as of January 1, 2018	~~W~~	16,926,471	-	-	16,926,471	-	-
Loans
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		233,238,713	-	-	233,238,713	-	-
Reclassification to financial assets at FVTPL (*2)		-	(605,367)	-	(605,367)	-	-
		233,238,713	(605,367)	-	232,633,346	-	-
Other financial assets
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		9,107,156	-	-	9,107,156	-	-

Trading assets (debt securities) (*4)
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		10,506,358	-	-	10,506,358	-	-
Reclassification to financial assets at FVTPL		-	(10,506,358)	-	(10,506,358)	-	-
		10,506,358	(10,506,358)	-	-	-	-
Trading assets (equity securities)
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		520,743	-	-	520,743	-	-
Reclassification to financial assets at FVTPL		-	(520,743)		(520,743)	-	-
		520,743	(520,743)		-	-	-
Trading assets (gold deposits)
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		189,297	-		189,297	-	-
Reclassification to financial assets at FVTPL		-	(189,297)		(189,297)	-	-
		189,297	(189,297)		-	-	-
Derivative assets
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		2,604,090	-		2,604,090	-	-
Reclassification to financial assets at FVTPL		-	(4,363)		(4,363)	-	-
		2,604,090	(4,363)		2,599,727	-	-
Available-for-sale financial assets (debt securities)
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		29,959,168	-		29,959,168	-	-
Reclassification to financial assets at FVTPL		-	(11,801)		(11,801)	-	-
Reclassification to financial assets at FVOCI		-	(29,947,367)		(29,947,367)	-	-
		29,959,168	(29,959,168)		-	-	-

(*1) Represents gross carrying amounts before deferred loan origination costs and fees, allowance for loan loss and credit loss allowance.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

46.   Transition effects arising from changes in accounting policies (continued)

(d) Details in reclassification of financial instruments from application of K-IFRS No.1109 (continued)

		Amounts under K-IFRS No.1039 (*1)	Amounts reclassified	Amounts remeasured	Amounts under K-IFRS No.1109 (*1)	Changes in retained earnings	Changes in other comprehensive income
Available-for-sale financial assets (equity securities)
Carrying amounts under K-IFRS No.1039 as of January 1, 2018	~~W~~	2,536,372	-	-	2,536,372	-	-
Reclassification to financial assets at FVTPL (*3)		-	(2,130,117)	-	(2,130,117)	-	-
Reclassification to financial assets at FVOCI		-	(406,255)	-	(406,255)	-	-
		2,536,372	(2,536,372)	-	-	-	-
Held-to-maturity financial assets
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		14,822,898	-	-	14,822,898	-	-
Reclassification to financial assets at amortized cost		-	(14,822,898)	-	(14,822,898)	-	-
		14,822,898	(14,822,898)	-	-	-	-
Financial assets at FVTPL
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from loans and receivables		-	605,367	2,456	607,823	2,456	-
Transfer from trading assets		-	11,216,398	-	11,216,398	-	-
Transfer from available-for-sale financial assets		-	2,141,918	-	2,141,918	62,635	(62,635)
Transfer from derivative assets		-	4,363	109	4,472	109	-
Others		-	(2,575)	-	(2,575)	-	-
		-	13,965,471	2,565	13,968,036	65,200	(62,635)
Financial assets at FVOCI (*5)
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from available-for-sale financial assets		-	30,353,622	-	30,353,622	200,339	(200,339)
		-	30,353,622	-	30,353,622	200,339	(200,339)
Financial assets at amortized cost (*5)
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from held-to-maturity financial assets		-	14,822,898	-	14,822,898	-	-
		-	14,822,898	-	14,822,898	-	-
	~~W~~	320,411,266	(2,575)	2,565	320,411,256	265,539	(262,974)
Financial liabilities
Deposits
Carrying amounts under K-IFRS No.1039 as of January 1, 2018	~~W~~	242,653,744	-	-	242,653,744	-	-
Trading liabilities
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		434,586	-	-	434,586	-	-
Reclassification to financial liabilities at FVTPL		-	(434,586)	-	(434,586)	-	-
		434,586	(434,586)	-	-	-	-
Financial liabilities at FVTPL
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		-	-	-	-	-	-
Transfer from trading liabilities		-	434,586	-	434,586	-	-
		-	434,586	-	434,586	-	-

(*1) Represents gross carrying amounts before deferred loan origination costs and fees, allowance for loan loss and credit loss allowance.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

46.   Transition effects arising from changes in accounting policies (continued)

(d) Details in reclassification of financial instruments from application of K-IFRS No.1109 (continued)

		Amounts under K-IFRS No.1039 (*1)	Amounts reclassified	Amounts remeasured	Amounts under K-IFRS No.1109 (*1)	Changes in retained earnings	Changes in other comprehensive income
Derivative liabilities
Carrying amounts under K-IFRS No.1039 as of January 1, 2018	~~W~~	2,992,936	-	-	2,992,936	-	-
Borrowings
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		14,617,562	-	-	14,617,562	-	-
Debt securities issued
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		25,460,427	-	-	25,460,427	-	-
Other financial liabilities
Carrying amounts under K-IFRS No.1039 as of January 1, 2018		14,934,540	-	-	14,934,540	-	-
Others		-	-	(19)	(19)	-	-
		14,934,540	-	(19)	14,934,521	-	-
	~~W~~	301,093,795	-	(19)	301,093,776	-	-

(*1) Represents gross carrying amounts before deferred loan origination costs and fees, allowance for loan loss and credit loss allowance.

(*2) Loans and receivables amounted to ~~W~~605,367 million under K-IFRS No.1039 have been reclassified to financial assets at FVTPL from application of K-IFRS No.1109.  The reasons for reclassification were as follows:

Classification		Amounts

Reclassification by business model for financial asset management	~~W~~	495,700
Financial assets not qualifying characteristics of contractual cash flows that are solely payments of principal and interest		109,667
	~~W~~	605,367

(*3) Equity securities amounted to ~~W~~2,130,117 million under K-IFRS No.1039, which were classified as available-for-sale financial assets, have been reclassified to financial assets at FVTPL from application of K-IFRS No.1109.  The reasons for reclassification were as follows:

Classification		Amounts

Financial asset not qualifying characteristics of contractual cash flows that are solely payments of principal and interest of puttable financial instruments	~~W~~	1,979,670
No designation of financial assets at FVOCI		150,447
	~~W~~	2,130,117

(*4) With respect to financial assets and financial liabilities reclassified from financial assets at FVTPL, effective interest rates calculated on the initial application date of K-IFRS No.1109 and interest income or expense recognized shall be disclosed.  Such reclassification has not occurred from the application of K-IFRS No.1109.

(*5) With respect to financial assets and financial liabilities reclassified to financial instruments at amortized cost, and financial assets at FVTPL reclassified to financial assets at FVOCI, the gain or loss on fair value measurement that would otherwise have been recognized in profit or loss or other comprehensive income in the reporting period, and the fair value of the financial assets or financial liabilities, shall be disclosed.  Such reclassification has not occurred from application of K-IFRS No.1109.

SHINHAN BANK AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2018 and 2017

(In millions of won)

46.   Transition effects arising from changes in accounting policies (continued)

(iv) Details in reclassification of financial instruments from application of K-IFRS No.1109 (continued)

2) Credit loss allowance

		Amounts under K-IFRS No.1039	Amounts reclassified	Amounts remeasured	Amounts under K-IFRS No.1109	Changes in retained earnings	Changes in other comprehensive income
Credit loss allowance for
Due from banks	~~W~~	14,046	-	1,005	15,051	(1,005)	-
Loans and receivables		1,506,557	(3,315)	366,572	1,869,814	(363,257)	-
Financial guarantee		35,436	-	712	36,148	(712)	-
Unused credit line and other credit commitment		93,241	-	(6,550)	86,691	6,550	-
Debt securities at FVOCI		-	-	17,098	17,098	(17,098)	17,098
Debt securities at amortized cost		-	-	7,585	7,585	(7,585)	-
Other financial assets		26,252	-	671	26,923	(671)	-
	~~W~~	1,675,532	(3,315)	387,093	2,059,310	(383,778)	17,098

(v) Hedge accounting

K-IFRS No.1109 maintains the mechanics of hedge accounting (i.e. fair value hedge, cash flow hedge, hedge of a net investment in a foreign operation) as defined in K-IFRS No.1039, whereas a principle-based hedge accounting requirements that focuses on an entity’s risk replaced complex and rule-based hedge accounting requirements in K-IFRS No.1039.  Additionally, qualifying hedged items and qualifying hedging instruments have been expanded and hedge accounting requirements have been eased by eliminating a subsequent hedge effectiveness assessment and a quantitative test (80~125%).

Hedge accounting can be applied to certain transactions that fail to qualify for hedge accounting requirements under K-IFRS No.1039 when applying K-IFRS No.1109, and thus alleviates profit or loss volatility.

The Group applied the requirements for hedge accounting under K-IFRS No.1109 as much as possible to the risk management activities that meet the requirements for hedge accounting.  As of December 31, 2018, there were no transactions that failed to qualify for hedge accounting requirements under K-IFRS No.1039 but for which hedge accounting was applied under K-IFRS No.1109.